UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 03, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure:      ANGLOGOLD ASHANTI INTEGRATED REPORT FOR THE YEAR ENDED
                       DECEMBER 31, 2013

ANNUAL
INTEGRATED
REPORT
2013

OUR
VISION, MISSION AND VALUES
VISION
TO BE THE LEADING MINING COMPANY
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
EXPLORING
MINING
MARKETING
OUR
MISSION
ANNUAL INTEGRATED REPORT  2013

Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment
– to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving beneﬁt from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and undertake to
deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.
The communities and societies in which we operate will
be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneﬁcial partnerships in the communities in which we operate.
We aim to leave host communities with a sustainable future.
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efﬁciency and make efﬁcient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.
OUR
VALUES

Other reports available for the ﬁnancial year are the Mineral
Resource and Ore Reserve Report 2013, operational proﬁles
and country fact sheets. These reports are all available on our annual report portal at www.aga-reports.com.
FOR NOTING:
The following key parameters should be noted in respect of
our reports:
•
Production is expressed on an attributable basis unless
otherwise indicated.
•
The average workforce, including employees and contractors,
is reported for AngloGold Ashanti, its subsidiaries and its joint ventures. The joint ventures are reported on an attributable basis.
•
Unless otherwise stated, $ or dollar refers to US dollars
throughout this suite of reports.
•
Locations on maps are for indication purposes only.
•
Group and company are used interchangeably.
•
‘Statement of ﬁnancial position’ and ‘balance sheet’ are used interchangeably.
GUIDE TO REPORTING
AngloGold Ashanti Limited (AngloGold Ashanti)
publishes a suite of reports to record its overall
performance annually. This Annual Integrated
Report for the 2013 ﬁnancial year should be
read in conjunction with our Notice of Meeting
and Summarised Financial Information 2013,
which has been posted to shareholders, our
Annual Sustainability Report 2013 and our
Annual Financial Statements 2013.
ANNUAL
INTEGRATED
REPORT
2013
MINERAL
RESOURCE AND
ORE RESERVE
REPORT
2013
NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL
INFORMATION
2013
FOR THE YEAR ENDED 31 DECEMBER
ANNUAL
INTEGRATED
REPORT
• CEO’s review
• Financial and operating
performance and outlook
• Leadership and governance
• Understanding and
mitigating risks
MINERAL RESOURCE
AND ORE RESERVE
REPORT
•
Measured, Indicated and
Inferred Mineral Resource*
•
Proved and Probable
Ore Reserve*
*
By group, region, country
and operation
NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL INFORMATION
•
Notice of annual
general meeting –
timing and resolutions
to be voted on
•
Summarised ﬁnancial
information
ANNUAL
SUSTAINABILITY
REPORT
2013
ANNUAL
SUSTAINABILITY
REPORT
•
Letter from CEO
•
Material sustainability
issues
•
Approach to risk
•
Sustainability performance
•
Panel feedback
ANNUAL
FINANCIAL
STATEMENTS
2013
ANNUAL
FINANCIAL
STATEMENTS
•
Corporate governance
•
Directors’ report
•
Remuneration report
•
Financial statements –
group and company
ANNUAL INTEGRATED REPORT 2013

ANNUAL INTEGRATED REPORT 2013
•
The primary reporting document in the suite, is a group-
level report aimed principally at the providers of capital
and has been produced in line with the King Report on
Corporate Governance 2009 (King III) and the Johannesburg
Stock Exchange’s (JSE’s) listing requirements. Local and
international recommendations on integrated reporting were
taken into account in the development of the content of this report. This report presents a holistic view of the company, from ﬁnancial, operational and non-ﬁnancial perspectives.
ANNUAL SUSTAINABILITY REPORT 2013
•
Focuses on those issues which have been determined to
be the most material to AngloGold Ashanti and its
stakeholders. It is aimed at the company’s broader group of
stakeholders. This report provides insight into the company’s approach to sustainability and its related objectives, strategy and performance.
MINERAL RESOURCE AND
ORE RESERVE REPORT 2013
•
Documents and details the group’s Mineral Resource and
Mineral Reserve in accordance with the JORC and SAMREC
codes. This report is compiled by, or prepared under the
supervision of, and reviewed and signed off by the Competent
Persons as deﬁned by these codes.
ANNUAL FINANCIAL STATEMENTS 2013
•
Presents the statutory and regulatory information that must
be published in terms of the company’s stock exchange
listings. The ﬁnancial statements are prepared in accordance with: the International Financial Reporting Standards (IFRS);
the South African Companies Act, 71 of 2008, as amended
(the Companies Act); and the JSE’s listings requirements.
This report is submitted to the various exchanges on which
AngloGold Ashanti is listed and is available electronically at
ww.aga-reports.com.
OPERATIONAL PROFILES 2013
•
Provide detailed information on operational, ﬁnancial and
sustainability aspects of each of AngloGold Ashanti’s
operations. These will be available electronically on our
report website.
NOTICE OF ANNUAL MEETING AND
SUMMARISED FINANCIAL INFORMATION 2013
•
Is produced to present to shareholders the information
required to enable them to make informed decisions
regarding the resolutions to be voted on at the company’s
annual general meeting for shareholders. Details regarding
the resolutions to be voted on at the annual shareholder
meeting are also provided. This document is distributed to all
AngloGold Ashanti shareholders.
In compliance with the rules governing its listing on the New
York Stock Exchange (NYSE), AngloGold Ashanti prepares
a report on Form 20-F which is ﬁled annually with the United
States’ Securities and Exchange Commission (SEC). The full
suite of 2013 reports is also furnished to the SEC on Form 6-K.
In addition, the Annual Integrated Report 2013 and the
Annual Sustainability Report 2013 are available as online
reports at www.aga-reports.com. The remaining reports are
also available electronically at the same address. Printed copies of these reports are available on request.
THE 2013 SUITE OF REPORTS
AngloGold Ashanti’s entire suite of annual reports for 2013 is available at the corporate reporting website, www.aga-reports.com.
Our primary platform for reporting is
our online report at www.aga-reports.com
THE 2013
SUITE OF REPORTS INCLUDES:

GOLD MINING PROCESS
INPUTS
Safety – all injury frequency
rate per million hours worked
7.33
Discounted cost of
future rehabilitation
(1)
$728.4m
GHG emissions
4.5Mt COe
FINDING AND ASSESSING
THE OREBODY
Exploration
Prospective gold deposit
targets are identified and
exploration is undertaken.
Worthwhile discoveries undergo
intensive evaluation.
ACCESSING THE OREBODY
•
Underground:
Vertical shafts and decline ramps are sunk into
the ground to transport people and equipment to
and from deep-level orebodies (many are more
than 1,000m below surface) and to bring the ore
mined to surface.
•
Open pit:
Near-surface orebodies are accessed by
“stripping” overlying material.
EXTRACTING THE ORE
•
Underground:
Rock is drilled and blasted and
the broken ore and waste rock
brought to surface.
•
Open pit:
Drilling and blasting is done
before ore is excavated.
REHABILITATION
AND CLOSURE
This is integral to mine planning and development,
from the start of exploration to the end of mining
activity. Closure planning, which takes into account
community livelihoods and land rehabilitation,
continues throughout the life of an operation.
“
Overarching this
business model is our
sustainability strategy
which has as its primary
aim zero harm – to people
and the environment.
”
Our primary product is gold,
from which 96% of our
revenue was generated in
2013. By-products include
silver, uranium and
sulphuric acid, depending
on geology.
IMPACTS
WE PRODUCE
Gold 4.1Moz
Silver 3.3Moz
Uranium                                  1.4Mlb
Sulphuric acid
191t
To conduct our business and produce gold, certain inputs such as ore-bearing resources, people and machinery are required. We invest in skills enhancement, technology development and application, and in prospecting for and developing our mineral resources and ore reserves, to ensure the economic viability and sustainability of our business.
In conducting its business, AngloGold Ashanti
has an impact on the environment.
(1)
Total cost of decommissioning and restoration obligations include closure obligations where required by law – see page 34.
ANNUAL INTEGRATED REPORT 2013

People
66,434
Training and development
$60.4m
Cash operating costs
$3.3bn
Exploration and evaluation costs
$255.1m
Capital expenditure
(includes equity-accounted investments)
$2.0bn
Water used
64.8ML
Energy used
32.7PJ
Revenue
$5.7bn
Loss attributable to equity shareholders
$2.2bn
Dividends paid
$39.8m
Loss per share
568 US cents
Paid in wages and salaries
$1.6bn
Payments to government
$839.8m
Community investment
$23.0m
TRANSPORTING THE ORE
•
Underground:
Ore is brought to surface both by
horizontal and vertical transport
systems and then transported
by rail, truck or conveyor to
processing facilities.
•
Open pit and surface
stockpiles:
Ore is transported on haul trucks.
PROCESSING
Gold ore is processed and smelted
into doré (unrefined gold bars) at
our operations and dispatched to
various metal refineries, including
our Queiroz refinery in Brazil and
Rand Refinery in South Africa.
REFINING
Gold is refined to a purity of at
least 99.5%, in accordance
with the accepted standards
of ‘good delivery’.
END USE
Gold is sold to international
bullion banks or to jewellery
fabrication industries.
“
During 2013,
AngloGold Ashanti treated
97.1Mt of atttibutable ore to
obtain 4.1Moz of gold.
”
RETREATMENT
OUTCOMES
Surface Operations in
South Africa retreat
tailings, a waste product
of processing, for residual
gold and uranium
(2)
Includes post-tax impairments of goodwill; tangible assets; intangible assets; investments; and inventory write-downs of $2.5bn.
(2)

CONTENTS
SECTION
ONE
P8-15
INTRODUCTION
9
Scope and boundary
of this report
10
Chairman’s letter
12
CEO’s review
15
Directors’ statement of
responsibility
SECTION
TWO
P16-26
ANGLOGOLD
ASHANTI’S
BUSINESS
17
Corporate proﬁle
and structure
20
Strategic focus areas
and key performance
indicators
22
Key features of the year
24
Context – analysis of
external environment
– identifying and
addressing
material issues
SECTION
FOUR
P35-77
BUSINESS REVIEW
36
Technology and
innovation
37
Operations – regional
review
58
Mineral Resource and
Ore Reserve – summary
62
Exploration review
67
Five-year summaries –
operational, ﬁnancial and
sustainability statistics
SECTION
THREE
P27-34
FINANCIAL
PERFORMANCE
AND OUTLOOK
28
Chief Financial
Ofﬁcer’s report
31
One-year forecast
32
Value-added statement
33
Planning for closure
ANNUAL INTEGRATED REPORT 2013

SECTION
SIX
P88-107
LEADERSHIP AND
GOVERNANCE
89
The Board
92
Executive management
94
Governance review
103
Post year-end events
104
Remuneration and
performance
SECTION
FIVE
P78-87
STAKEHOLDER
ENGAGEMENT
AND RISK
79
Engaging with
stakeholders
81
Understanding and
mitigating risks,
identifying and
harnessing opportunities
SECTION
SEVEN
P108-116
ASSURANCE AND
SHAREHOLDER
INFORMATION
109
Approvals and
assurances
110
Shareholders’ diary
and information
111
Glossary of terms
114
Abbreviations
116
Administrative
information and forward
looking statements
GOLD MINING AND
EXPLORATION COMPANIES
ONE OF THE
WORLD’S
FOREMOST

CONTENTS

INTRODUCTION
SECTION
ONE
P8-15
This section describes our approach
to reporting, including the scope
and boundary of this report. It also
includes a letter from the Chairman,
and a review of the year by our CEO.
ANNUAL INTEGRATED REPORT 2013

This Annual Integrated Report forms part of a comprehensive
suite of reports. For ease of use, a detailed guide to using our reports may be found at the back of this report. An interactive online guide is to be found at www.aga-reports.com.
COMPILATION OF THIS REPORT
This report has been produced in line with the recommendations of the South African King Code on Corporate Governance 2009
(King III) and the Listings Requirements of the Johannesburg
Stock Exchange (JSE), the home of our primary listing.
We have sought to adopt the guiding principles and content
elements advocated by the International Integrated Reporting
Council and have adapted these to meet our speciﬁc operating and business circumstances. Accordingly, this report seeks to provide a holistic view of our business – now and in the future
– covering operational, ﬁnancial and non-ﬁnancial information.
We have identiﬁed and engaged with a diverse range of
stakeholders during the year, and their input has shaped the content of this report.
We have also taken cognisance of those issues that we believe are most important to the group’s future sustainability. These issues were identiﬁed by means of a combined assurance
process and by taking into account the views expressed
by stakeholders.
As this is a group-level report, operational targets and
performance are discussed at a regional rather than operational level, although some operational detail is provided where this is appropriate. For performance by operation, readers are referred to the Operational Proﬁles 2013, which will be available on our report website, www.aga-reports.com.
Our reports cover all operations and entities in which the group has a controlling interest and which are under our management.
Information relating to joint ventures and other interests is provided for context and where this is deemed to be material.
Underpinning this report is the discussion of risks and material issues. For a detailed discussion of AngloGold Ashanti’s
material issues during this reporting period, please refer to the
Annual Sustainability Report 2013.
INTEGRATED REPORTING, APPROVALS
AND ASSURANCE
AngloGold Ashanti is committed to the progressive
implementation of integrated reporting at all levels of our
business. This reporting reﬂects a holistic account of our
business – both ﬁnancial and non-ﬁnancial objectives and
our performance against them – and describes our vision for
the future. Under the guidance of the Audit and Corporate
Governance Committee (Audit Committee), the adoption of
a combined assurance model was progressed during the
year with the aim of providing a co-ordinated approach to all assurance activities. However, technical assurance under the combined assurance approach was suspended for the last six
months of 2013. The combined assurance model facilitates
group-wide integration and leveraging of the various control, governance and assurance processes. Its introduction has
brought a new dimension to assurance within the group
through the value derived from integrated assurance teams.
Certain operations within AngloGold Ashanti were subjected
to risk-based, integrated, technical or commercial combined
assurance reviews. The outcome of these reviews
provided reasonable assurance to allow the board, on the
recommendation of the Audit Committee, to determine the
effectiveness of the group’s system of internal controls over
ﬁnancial reporting.
Following the recommendation of the Audit Committee,
AngloGold Ashanti’s suite of 2013 annual reports for the year ended 31 December 2013, including the Annual Financial
Statements 2013, were reviewed and approved by the board
of directors on 18 March 2014.
In accordance with the Companies Act, the Annual Financial
Statements 2013 were audited by Ernst & Young Inc., the
company’s independent external auditors, whose unqualiﬁed
audit report may be found on page 76 of the Annual Financial
Statements 2013. Certain sustainability information in our reports has been assured by Ernst & Young Inc., whose combined
reasonable and limited assurance statement may be found at
www.aga-reports.com/13/ir/assurance.
SCOPE AND BOUNDARY OF THIS REPORT
AngloGold Ashanti’s Annual Integrated Report 2013 is for the period from 1 January 2013 to
31 December 2013. This report is aimed primarily at the providers of ﬁnancial capital. Stakeholders are also referred to the Annual Sustainability Report 2013 for additional information.
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

INTRODUCTION

The average gold price received for 2013 was 21% below the
2012 average. Whether this represented the beginning of a new bear market for gold or a correction that would be followed
by the resumption of an upward trend depends on one’s view
of US and global economic prospects and events, and the
expectations and actions of global buyers.
This was the challenging environment in which our new Chief
Executive Ofﬁcer, Srinivasan Venkatakrishnan (better known as
Venkat), and the executive team found themselves and they had little time to spare in formulating a response. The company’s leadership took urgent steps to restructure the organisation to enable it to survive and prosper at a gold price some way below that on which previous strategies had been based.
This gave rise to two initiatives, ﬁrstly, Project 500, a
programme to sustainably remove $500m in operating costs
over a period of 18 months and, secondly, a separate initiative to reduce corporate and exploration costs and optimise capital expenditure. Achieving these goals required a reduction of
approximately 40% in the staff complement at corporate,
regional and country ofﬁces. While absolutely necessary, this was a difﬁcult and painful process.
An important challenge for management in the year ahead will be to restore morale that may have been negatively affected
by the company-wide rationalisation, while re-engineering work systems to optimise efﬁciencies. In taking on this challenge,
AngloGold Ashanti will ensure that its responsibilities as a good corporate citizen to all stakeholders and the physical
environment are not compromised.
Sadly, eight of our colleagues lost their lives in accidents on our mines in 2013. I would like to convey our heartfelt condolences to the families, friends, communities and colleagues of Zithulele
Makhayakuda, Palmer Nyathi, Mashalane Chaole, Mandisile
Weduwedu, Mabhedane Mahlalela and Edwin Makhari of the
South African operations and Kwame Mensah and Richard
Aidoo in Ghana.
Putting safety ﬁrst continues to be the number one priority of management and employees and we are determined not to
rest until this policy achieves our objective of zero harm to our workforce. Our overall safety performance in relation to the broad all injury measure improved over previous years, while our fatal injury frequency rate was at a record low at the end of 2013, putting us a step closer to meeting our ultimate goal.
In 2013, the gold sector entered into biennial wage negotiations.
Gold mining companies co-operated well under the auspices
of the Chamber of Mines and agreement was reached after
a three-day strike at our Vaal River operations and various
other gold mining companies. In this regard, I must express
appreciation that the National Union of Mineworkers (NUM),
Solidarity and the United Association of South Africa (UASA)
adhered to the spirit and intent of collective bargaining. In the same vein, I welcome the participation in the negotiations for the
ﬁrst time by the Association of Mineworkers and Construction
Union (AMCU), although they are yet to sign the agreement.
Overall, we can be pleased at the outcome in these
complex circumstances. After enduring a difﬁcult period, the institutionalised system of centralised collective bargaining, which has served the industry well for almost three decades, was effectively applied during 2013.
In relation to capital projects, I am happy to report that
construction of two new operations, Tropicana in Australia and
Kibali in the Democratic Republic of the Congo (DRC), was
completed at below cost. Both poured their ﬁrst gold in the
fourth quarter of 2013, ahead of schedule. These high-margin operations, which together are expected to produce between
550,000oz and 600,000oz for our account in 2014, will make a signiﬁcant contribution to cash ﬂow. In addition, the diminishing need for capital expenditure in relation to these projects will also have a beneﬁcial impact on cash ﬂow.
In early 2014, the company was in the ﬁnal stages of
completing the sale of its Navachab mine in Namibia. While
it is difﬁcult to sell assets in a bear market, the perseverance of our team, along with the recognition by the buyer of the
underlying value of this asset in its portfolio, made the sale possible at a price that satisﬁed both parties. I commend the team on a job well done.
CHAIRMAN’S LETTER
TO ALL SHAREHOLDERS,
The year 2013 was, for AngloGold Ashanti, a demanding period occasioned by signiﬁcant change.
The sharp decline in the gold price, the ﬁrst since 2001, along with rising real prices of important inputs, hampered our efforts to recover from the unprotected strikes which affected our South African operations toward the end of the previous year.
ANNUAL INTEGRATED REPORT 2013

AngloGold Ashanti also continues to work toward realising the potential of a challenging but promising operation at Obuasi, which has a history of more than a century, in Ghana. The
company remains of the view that, with strong focus and intent, this operation can be successfully turned around. The project to access higher-grade areas via a newly constructed ramp and the introduction of mechanised mining continues, with a tight rein being kept on capital costs. We will continue to review all options available to us in relation to this operation, taking into account the interests of all stakeholders.
As I mentioned earlier, to support Project 500 in achieving its target of major operational cost reduction, it was necessary to reconsider our exploration activities in more than a dozen jurisdictions and to maintain a focus on the most prospective locations in Colombia, Australia and Guinea. Each of these
locations offers encouraging prospects for AngloGold Ashanti.
As we have previously noted, Colombia in particular has the
potential to become a world-class gold mining region, both in terms of the magnitude of business potential and of the potential beneﬁts for communities and the country as a whole. We do,
however, face many challenges. For example, many citizens
fear that commercial-scale mining will threaten scarce water resources. The challenge to AngloGold Ashanti is to offer credible reassurance that that will not be the case and to support that with actions that lend credence to these reassurances.
The executive also continues to focus its attention on sustainability, safety and security issues at our global operations and on efforts to improve relationships with surrounding communities. Sadly, there was an increase in the deaths of artisanal miners carrying out illegal work on our concession at Geita in Tanzania, while the theft of goods such as fuel has become an increasing challenge.
We continue to work closely with the relevant authorities to help secure our mining properties in order to prevent access by illegal miners, which exposes them to a range of hazards to be found on an active, large-scale mine site.
An intensive investigation into the challenges in Tanzania has been followed by the implementation of a comprehensive set of programmes which, we hope, will bring positive results. One such project of which we are particularly proud is the construction of a water pipeline from nearby Lake Victoria, which should positively change the lives of the people of Geita village.
In South Africa, the work of the AngloGold Ashanti Technology
Innovation Consortium (ATIC) has progressed. During 2013,
a test site established at TauTona has experimented with
reef boring and the application of ultra-high strength backﬁll.
Results to date have been encouraging. A successful outcome
will open up the potential for more efﬁcient, deeper and safer mining that would change the face of gold mining – and other deep-level mining – in South Africa.
With respect to the board structure, I would like to welcome to the board Richard Duffy, who was appointed Chief Financial
Ofﬁcer in May 2013. Richard has had a long and distinguished career within the company and I wish him all the best in this new role. I thank Tony O’Neill for his stint, albeit a brief one, on the board during which he served as acting joint interim Chief
Executive Ofﬁcer before his departure.
I began this letter by referring to the severe challenges the company faced at the time of Venkat’s accession to the
position, ﬁrst as acting joint interim Chief Executive Ofﬁcer, then to his permanent appointment in May. It would be remiss of me not to acknowledge the extraordinary job he has done
in these circumstances in leading his executive team and the rest of the company to a position where the future is again
ﬁlled with promise.
On 17 February 2014, Mr. Tito Mboweni informed the board
that, given his increasing portfolio of professional commitments, he would not stand for re-election as a non-executive director.
At the same time, he opted to stand down as Chairman. I would like to join the board in wishing him well in his future endeavours and thanking him for his service over the past four years. His guidance, together with that of the board, has been invaluable, particularly in navigating a time of intensive restructuring and refocus – needed in response to the sharp drop in the gold
price – and in helping to facilitate the smooth transition in executive leadership in early 2013.
In a show of trust and conﬁdence in me, I was unanimously
elected by the board as Mr. Mboweni’s replacement. It is an
honour and a privilege for me to represent AngloGold Ashanti’s shareholders in this capacity and to work with a group of
experienced and accomplished fellow directors and with a
seasoned executive team in their quest to safely and sustainably generate growth in free cash ﬂow as we continue to lift the
company’s performance. I give my assurance that the board and the management team will continue to look at new and better
ways to improve the company’s value proposition for investors, in line with the commitment to enhance shareholder value.
I cannot complete this letter without paying my and the
company’s respects to the departed former South African
President, Nelson Rolihlahla Mandela. South Africa and her
people are forever grateful for the service and moral leadership he gave to our country and, indeed, to the world.
Sipho M Pityana
Chairman
18 March 2014
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

INTRODUCTION

At the start of that year, a weak outlook for the gold price had made it an imperative to address a cost base that had grown in the preceding years as we built internal capacity in anticipation of an expanded production proﬁle and as a result, we had
initiated some plans to address our total costs. However, the sheer speed and size of the ﬁrst gold price collapse, which
occurred in mid-April when the price dropped from about
$1,560/oz to $1,370/oz almost overnight, not only led us
to modify what was being planned as a general cost cutting
exercise into a full blown business restructuring, but also
signiﬁcantly increased the urgency we placed on making the
necessary changes happen.
While doing this we had also to ensure that we did not
compromise the building of our two new mines, Tropicana and
Kibali, that was underway nor take any opportunistic short-
term gains that could come back to haunt us in the medium
to long term.
We set about restructuring the leadership team and re-
designing the organisation to streamline corporate roles and regional structures and to ﬁnd unproﬁtable ounces that could sensibly be stripped from the production proﬁle. We were also aware that market conditions were becoming less conducive
to raising capital, which was troubling, given that we had a
$732.5m convertible bond that was due for redemption in May
2014. The uncertainty over its reﬁnancing cast a pall over our balance sheet and was undoubtedly a drag on the share price.
While there was a need to restructure the business to reﬂect the new gold price environment, this need also created an
opportunity. As a CEO with a ﬁnancial background taking over in a declining gold-price environment, I wanted a lean structure with exceptional leaders who had extensive resource industry experience managing the operating and planning processes of
the business.
We achieved this by bringing our four operating regions under the management of two Chief Operating Ofﬁcers. We then
ensured the operations were provided ﬁrstly with technical and project support through another experienced resource industry operator in the role of Executive Vice President: Planning and
Technical and secondly by a seasoned group of executives at
corporate level covering ﬁnance, strategy, legal, sustainability, human resources and government relations. The team is
cohesive and highly motivated and acquitted itself admirably in what was perhaps one of the toughest years that we can recall in the company’s history.
While we were hard at work revising business plans to deal
with the new gold price, the market suffered another swift
collapse, this time in June, when the gold price dropped from around $1,400/oz to below $1,200/oz in less than a week. With the prospect of an end to the US Federal Reserve’s policy of quantitative easing and the looming spectre of rising interest rates, gold had become a casualty of the capital ﬂight from the so-called
‘risk assets’ that had been in vogue in the preceding years.
With the new executive structure in place, the team developed a simple, singular focus strategic objective for the organisation
– to generate a sustainable free cash ﬂow and returns while
keeping our long-term optionality intact at a reasonable cost.
This strategic objective was to be supported by focusing on:
•
the foundation of the business – people, safety and sustainability;
•
ensuring our ﬁnancial ﬂexibility to weather the gold price storm;
•
optimising all areas of costs – direct operating costs,
overhead costs, non-mine site exploration expenditure and
capital expenditure;
CEO’S REVIEW
FELLOW SHAREHOLDERS,
The year under review was one in which we had to overcome signiﬁcant challenges within a short space of time in order to successfully reposition the company. In 2013 we were faced with a gold price that, in an unprecedented manner, slumped by more than 25% in two stages, materially slashing our anticipated revenue.
“
We set about restructuring the leadership team
and re-designing the organisation to streamline
corporate roles and regional structures and to
ﬁnd unproﬁtable ounces that could sensibly be
stripped from the production proﬁle.
”
ANNUAL INTEGRATED REPORT 2013

•
improving the quality of our portfolio by bringing on stream our two new projects and removing marginal production from
the mix; and
•
preserving the long term optionality within the portfolio, in order to ensure that the cash generation remains sustainable.
A cornerstone of this approach was to commit fully to a more conservative planning regime that would assume a gold
price of $1,100/oz for 2014 in order to ready our operations to withstand further gold price shocks. This was particularly notable given that, toward the end of 2012, we had run our
2013 business plans at $1,650/oz.
As we set about repositioning the business, the priority was to ensure that amid the volatility and uncertainty of a free-falling gold price, we protected our most important value drivers – the people who work in the business and the communities that
host us.
Sustainability is a key driver for each of us in this team. That is to say, that safety, critical environmental stewardship projects and improving relationship with our host communities remain
priorities. We are clear that there remains much for us to do in order to achieve our goal of zero harm but it is a point of pride that we recorded major improvements in safety – across all metrics – in 2013, more than halving the number of fatalities and greatly improving injury rates, while making a quantum leap in our environmental performance. In fact, in 2013, 80% of our operations set safety records with the company reporting its lowest ever number of environmental incidents.
We also focused on the balance sheet to ensure the ﬂexibility of the business. In July, we successfully issued a seven-year bond, with an aggregate value of $1.25bn and bearing an
interest rate of 8.5%. These funds allowed us to repay the May
2014 convertible bond earlier than anticipated and to set aside the surplus cash as a buffer against the extreme gold price
volatility and weakness we had experienced.
The bond coupon, higher than previous issues, reﬂected
deteriorating investor sentiment toward emerging markets,
the prevailing uncertainty over the trajectory of the gold price, scepticism over our ability to realise signiﬁcant cost savings, continuing labour uncertainty in South Africa and a question mark over our ability to bring two new mines into production on time and on budget. That we were able to raise this quantum
of funding, despite the uncertainty, signalled conﬁdence we
could correct course and chart a plan to generate sustainable free cash ﬂow. To allay any lingering fears that we could breach our banking covenant of 3 times net debt to EBITDA, we
successfully petitioned our banking syndicate to temporarily relax that limit to 4.5 times for two testing periods.
I am happy to say that the conﬁdence of our lenders in our
abilities was well-founded and is reﬂected in an improved set of cost and operating results for the full year. Together, these events helped ease market concerns and set the stage –
together with the other improvements effected in the business
– for a re-rating in our valuation toward the end of the year.
With safety and the balance sheet receiving the requisite
attention, we continued to focus on operational improvements, optimising overhead and operating costs and also ensuring
capital expenditure appropriate for the new environment. The company was well structured for signiﬁcant growth when,
because of the changed gold market, contraction and cost
containment was critical. So the next order of business was
to optimise overhead and operating costs, as well as capital expenditure to ﬁt within this new environment but not strangle our opportunities for future growth.
Detailed organisation plans were drawn up to look in detail
at the cost and functional output of every role in our global corporate structure with the aim of eliminating duplication
and unnecessary spending. This was a difﬁcult but essential
process that saw us part company with hundreds of our
colleagues, as well as scores of contractors and consultants, while clamping down on all manner of avoidable spending. All told, with some 40% of corporate roles removed, along with
the associated expenses, we have reduced our corporate cost
from $291m in 2012, to $201m in 2013 and are projecting
expenditure of $120m to $140m in 2014. The rationalisation
of the corporate cost structure was critical if we were to
demand from our operators – as we did – that they spare no
effort in reducing costs at mine and country levels.
Similarly, it was clear that the $460m we expensed on the
global exploration programme and feasibility studies in 2012 was untenable in the new gold price environment. With gold
trading so much lower, the business simply was not capable of generating sufﬁcient cash to fund this sort of speculative effort and the market was not ascribing any value to it, regardless of the fact that AngloGold Ashanti had one of the best performing prospecting programmes in the gold industry for the past
several years.
We targeted the newer “greenﬁeld” exploration for rationalisation, with the view to focusing on those areas related to established projects where we believed we could get the ‘best bang for our buck’. These included Australia’s highly prospective Tropicana belt, the areas surrounding our Siguiri mine in Guinea and the
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

INTRODUCTION

CEO’S REVIEW
continued
Kibali mine in the Democratic Republic of the Congo (DRC) and our most promising tenements in Colombia. In addition, the
initial success we have seen, coupled with the vital need to develop better extraction methods, led us to continue the work to develop new reef boring technology that could enable us to safely exploit the considerable unmined gold endowments in
South Africa. The aforementioned actions ensured that while
we cut the combined exploration and technology expenses to
$296m in 2013 and forecast a further drop to between $150m
and $175m in 2014, we maintained the long-term optionality
crucial to the future of the business.
While exploration and corporate costs were coming under the
microscope, we began the process of realising about $500m in cost and efﬁciency improvements from our direct operating cost base over a period of 18 months. This was also a painstaking process that required a multi-disciplinary team of in-house
experts to scour our portfolio for opportunities and then work with site general managers to ensure that these opportunities were properly deﬁned, owned, planned and project managed.
This level of detail was crucial to ensuring that the gains could be locked into our planning and budget processes.
We ended the year ahead of schedule, having realised about
25% of our total target given the speed of our intervention. We recognise it gets harder as the target is approached but the success and commitment to date gives us conﬁdence that the
balance can be achieved by the end of 2014. Needless to say, we are already looking beyond this project to a range of initiatives to further optimise our cost base. These improvements are
reﬂected in our unit cash costs, which dropped from a strike-
affected $862/oz (pre-implemention of IFRIC 20) in 2012 to
$830/oz in 2013 and are anticipated to fall to between $740/oz and $790/oz in 2014.
With the cost trajectory heading in the right direction, it was also clear that we needed to improve the overall quality of our asset portfolio. Our new Tropicana and Kibali mines were successfully brought into production in September ahead of schedule and
within budget, while our expanded US asset at Cripple Creek &
Victor was on track and was midway through its expansion at
the end of the year.
Randgold Resources, our partner at Kibali, did a laudable job in meeting deadlines in the DRC and our world-class team in
Australia was magniﬁcent in completing a textbook project at
Tropicana, our ﬁrst new mine outside of South Africa in almost two decades.
The new blood in the portfolio was complemented by the
disposal and closure of older, higher cost assets. Early in
2013, we announced the closure of Yatela in Mali and we
also commenced the process of selling our Navachab mine in
Namibia. An agreement was reached in February 2014 to sell,
subject to certain conditions, the latter to private equity ﬁrm
QKR Corporation, based on an enterprise valuation of $110m,
plus a future royalty stream.
The continued improvement of performance at our Obuasi
mine in Ghana, continues to receive the close attention of
management. This is a large, high-grade deposit with signiﬁcant potential, but has been a perennial underperformer given a
range of legacy sustainability and operating issues that have created a drag on performance in recent years. Development
of a ramp decline from surface to higher-grade underground
mining areas started in 2013 and continues to advance in
tandem with a series of safety, environment and community
projects. The aim of the ramp decline is to allow development of the appropriate infrastructure to mechanise operations and de-bottleneck the mine, currently constrained by an outmoded, labour intensive mining method and also ageing and sub-
optimal vertical hoisting infrastructure. We continue to review all options for this asset, including the best way bring the project to completion and to ensure Obuasi’s long-term viability.
Turning to longer-term optionality in the overall business, our reef-boring technology, which I mentioned earlier as a project we will continue to fund, made very good inroads in South
Africa at the test site at TauTona. The long-term objective here remains to safely extract all of the gold, only the gold, all of the time, by boring out the ultra-high grade reef and leaving behind the waste. We successfully reduced the boring time,
improved our backﬁll capability, adapted drills to meet speciﬁc reef requirements and extracted some 40kg of high-grade,
gold-bearing reef safely from 18 holes. During 2014, production sites are to be set up at four of our South African mines.
Elsewhere within our portfolio, our exploration efforts were refocused to selected targets in key gold belts while we
withdrew from 13 countries which did not ﬁt our value criteria.
In looking over our achievements for 2013, it is clear that we made good strides in meeting those key strategic objectives
aimed at generating sustainable cash ﬂow improvements and
returns, so as to better reward our shareholders. It is our aim that every action we undertake in our business will continue to be driven by our values and this strategic goal of improving
“
We will continue to evaluate our portfolio in a
strategic and dispassionate way and we will focus
on production that is proﬁtable and carries a
respectable margin.
”
ANNUAL INTEGRATED REPORT 2013

retuns. To ensure this approach is integrated into the very core of our business, the management and incentivisation of our
leadership will be linked directly to these criteria.
While 2013 was a year of improvement, we are not complacent
about the challenges that lie ahead and we remain highly
motivated to continue to lift the performance of the business.
What this means in practice is that – notwithstanding the
production growth that we saw in 2013 for the ﬁrst time in
almost a decade – we will not focus on growth for its own
sake. We will continue to evaluate our portfolio in a strategic and dispassionate way and we will focus on production that is proﬁtable and carries a respectable margin.
We will also guard against complacency, regardless of the
fortunes of the gold price and will keep a tight rein on costs and capital allocation, to ensure we generate meaningful returns and
– if the gold price surprises on the upside – we retain the ﬂexibility to reap the cash windfall and return value to our shareholders.
Before concluding, I must pay tribute to eight of our colleagues who passed away as a result of workplace accidents during
the year. While we continue to strive to achieve our goal of zero harm in the business and have made signiﬁcant progress
to this end, each of these fatalities is keenly felt by me, the executive team and our colleagues throughout the business.
I would like again to offer my condolences to their families and friends and commit to further improving our safety
performance across all operations.
The executive team joins me in thanking Mark Cutifani for his efforts over the years at AngloGold Ashanti and wish him the very best in his current role at Anglo American. I also thank Tony
O’Neill for his support during his tenure in the company and for assisting me with the transition into my current role.
On behalf of the executive team, I thank our outgoing Chairman
Mr Tito Mboweni, who helped oversee the transition of
leadership at the company. We welcome and look forward
to working with our new Chairman, Mr Sipho Pityana, as we
navigate through both the challenges and opportunities that
2014 has in store for us.
Finally, I would also like to give heartfelt thanks to our Board of Directors, our executive team and all of our colleagues at
AngloGold Ashanti for their unwavering support. This is the
team of people across the globe who have helped weather the
storm in this most difﬁcult of years.
We have always said that ‘People are the Business’ and that
remains as true today as it ever was. Thank you everyone
at AngloGold Ashanti for reinforcing our culture of loyalty, responsibility and ingenuity and for your unstinting effort and steadfastness in re-establishing a future for our company that is as bright as ever.
Srinivasan Venkatakrishnan
Chief Executive Ofﬁcer
18 March 2014
The board has reviewed this Annual Integrated Report 2013
and, in its opinion, this report addresses all material issues and presents fairly the integrated performance of the organisation and its impacts.
This report has been prepared in line with best practice pursuant to the recommendations of the King III Code (principle 9.1).
Sipho Pityana
Wiseman Nkuhlu
Chairman
Lead Independent Director
Srinivasan Venkatakrishnan
Richard Duffy
Chief Executive Ofﬁcer
Chief Financial Ofﬁcer
18 March 2014
DIRECTORS’ STATEMENT OF RESPONSIBILITY
It is the responsibility of the Board of Directors of AngloGold Ashanti to ensure the integrity of the
Annual Integrated Report.
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SECTION TWO
SECTION ONE

INTRODUCTION

ANGLOGOLD
ASHANTI’S
BUSINESS
SECTION
TWO
P16-26
This section describes who
we are, what we do and how
we create and sustain value
for our stakeholders. It also
describes the highlights of
the year and key performance
indicators (KPIs) against which
we measure performance.
ANNUAL INTEGRATED REPORT 2013

CORPORATE PROFILE AND STRUCTURE
Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 11 countries.
Two new mines, Tropicana in Australia and Kibali in the Democratic Republic of the Congo (DRC),
began production in late 2013.
1
2
2
2
3
5
5
5
2
1
1
4
2
2
3
Global exploration and projects
Technology and innovation
Business planning framework
2
Continental Africa
Siguiri (85%)
Morila (40%)
(4)
Sadiola (41%)
Yatela (40%)
Iduapriem
Obuasi
Geita
Navachab
(2)
Kibali (45%)
(4)
1
4
Americas
Cerro Vanguardia (92.5%)
AGA Mineração
Serra Grande
Cripple Creek & Victor
Australasia
Sunrise Dam
Tropicana (70%)
South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona
(3)
Surface
Operations
(1)
Board committees
Board
Executive management
Operations and technical
Regulatory committees
Strategy and corporate
Planning and technical
•
Finance
•
Social and sustainable
development
•
General counsel and
company secretarial
•
Strategy and business
development
•
Stakeholder relations
and marketing
•
People and organisational
development
Operations
5
5
ORGANISATIONAL AND MANAGEMENT STRUCTURE
Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.
(1)
For the purposes of this report, Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit.
(2)
Post year-end, AngloGold Ashanti announced that it had signed a binding agreement for the sale of Navachab, subject to certain conditions.
(3)
As from 1 January 2013, TauTona and Savuka were operated and managed as one entity and accordingly combined under TauTona.
(4)
Both Morila and Kibali are managed and operated by Randgold Resources Limited.
17
ANGLOGOLD ASHANTI’S BUSINESS
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SECTION THREE
SECTION TWO
SECTION ONE

ANGLOGOLD ASHANTI TODAY
AngloGold Ashanti is a global gold mining and exploration
company with a diverse portfolio of mining operations and
projects on four continents, with more than 96% of the
company’s revenue derived from the sale of gold produced
at its operations located around the world. Working across
the full spectrum of the mining value chain, safety and the
sustainability of the company’s operating activities remain a core focus for management. The company is headquartered in
Johannesburg, South Africa.
Following a strategic review of AngloGold Ashanti’s asset portfolio at the start of 2013, particularly as it pertains to development and exploration projects, the company embarked on signiﬁcant restructuring in response to current challenges in the gold sector, including increasing costs of production and sustained lower gold prices.
Management of AngloGold Ashanti is organised into four
business segment under two chief operating ofﬁcers – South
Africa and International – as follows:
•
South Africa comprises the operations and assets in the
following areas in South Africa:
•
West Wits;
•
Vaal River; and
•
Surface Operations, which includes First Uranium SA
which owns Mine Waste Solutions (MWS), for the purposes
of this report. For accounting purposes, MWS is operated
and managed as a separate cash-generating unit from a
Chief Operating Decision-Maker perspective.
•
International comprises the company’s operating assets
outside of South Africa as follows:
•
Continental Africa with operations in the DRC (1) , Ghana,
Guinea, Mali, Namibia(2) and Tanzania;
•
Australasia which comprises two operations in Australia(3);
and
•
Americas with operations in Argentina, Brazil and the
United States.
Group support functions include planning and technical,
strategy, sustainability, ﬁnance, human resources, legal
and stakeholder relations. The planning and technical
function focuses on the management of opportunities and
the maintenance of long-term optionality in the business
through a range of activities which includes brownﬁelds and
greenﬁelds exploration, innovative research, the development and technical assurance of technology and a continuing focus on mining excellence.
Despite the addition of two new mining operations, Kibali and
Tropicana, which began production in the second half of 2013, the number of AngloGold Ashanti operations in 2013 remained
unchanged at 21. In South Africa, following the restructuring of the portfolio, Savuka is now reported together with TauTona and MWS is included in the reporting of Surface Operations.
AngloGold Ashanti’s brownﬁeld and greenﬁeld exploration
programmes take place in both established and new gold-
producing regions through managed and non-managed joint
ventures, strategic alliances and wholly-owned ground holdings.
AngloGold Ashanti’s operations and joint ventures employed,
on average, 66,434 people (including contractors) in 2013, an
“
During 2013, a signiﬁcant milestone was the
start of production, within days of each other, at
two new mines – Tropicana in Australia and Kibali
in the DRC. Both mines came on stream ahead of
schedule and within budget.
”
(1)
Kibali began production in September 2013.
(2)
Post year-end, a binding agreement was reached regarding the sale of the Navachab mine in Namibia, subject to certain conditions.
(3)
Tropicana began production in September 2013.
CORPORATE PROFILE AND STRUCTURE
continued
ANNUAL INTEGRATED REPORT 2013

At the end of December 2013, AngloGold Ashanti had
403,340,412 ordinary shares on issue and a market capitalisation of $4.73bn (2012: $12.02bn). Post year-end, at 18 March 2014, the market capitilisation was $7.65bn.
Attributable gold production by region – 2013
(%)
South Africa 32
Continental Africa 36
Americas 24
Australia 8
Production: South Africa vs International – 2013
(%)
South Africa 32
International 68
United States 49
South Africa 30
United Kingdom 7
Rest of Europe 5
Singapore 2
Ghana 2
Australia 1
Rest of world 4
Geographic distribution of shareholders*
as at 31 December 2013 (%)
* Percentages have been rounded off.
increase of 1% on the number employed in 2012. This increase was largely due to the increase in employee numbers resulting from Kibali and Tropicana becoming operational, which offset declines corresponding with the restructuring undertaken
during the year.
PRODUCT
Once mined, the gold ore is processed into doré (unreﬁned gold bars) on site and then dispatched to precious metals reﬁneries for reﬁning to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London
Bullion Market Association (LBMA). This reﬁned gold is then sold directly to bullion banks. In addition to the mining operations,
AngloGold Ashanti has a 42.43% interest in Rand Reﬁnery
(Pty) Ltd, Africa’s premier gold reﬁning and smelting complex in South Africa, and owns and operates the Quieroz reﬁnery in
Brazil. The company also has an interest in OroAfrica, one of
South Africa’s leading gold jewellery manufacturing companies, through its 36% stake in Oro Group (Pty) Ltd.
By-products of our gold mining operations, a function of local geological characteristics, include silver (Argentina), sulphuric acid (Brazil) and uranium (South Africa). As sulphuric acid and uranium are potentially hazardous, the company takes great
care to ensure their safe production, transport and storage.
For further information on product stewardship programmes
and the responsible gold initiatives, see the Annual Sustainability
Report 2013 at www.aga-reports.com.
SHAREHOLDERS
AngloGold Ashanti’s primary listing is on the Johannesburg
Stock Exchange (JSE). The company is also listed on the New
York, London, Australia and Ghana stock exchanges. The
Government of Ghana holds a 1.58% interest in the company.
The national governments of Mali, Guinea and the DRC hold
direct interests in our subsidiaries operating in those countries.
In Argentina, the province of Santa Cruz has an interest in the
Cerro Vanguardia operation.
19
ANGLOGOLD ASHANTI’S BUSINESS
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SECTION TWO
SECTION ONE

We aim to achieve these objectives by maximising sustainable free cash ﬂow from our portfolio, while maintaining the integrity of the business and focusing on delivery.
The ﬁve strategic focus areas, or building blocks, that support the achievement of our delivery targets in the short, medium and long term, are as follows:
STRATEGIC FOCUS AREAS AND
KEY PERFORMANCE INDICATORS
OBJECTIVES AND STRATEGY
Our long-term objective is to create value for shareholders, employees and business and social partners by safely and responsibly exploring for and mining gold. In the short and medium term, we aim to deliver sustainable improvements in cash ﬂow and returns to all our stakeholders.
Sustainable
cash flow improvements
and returns
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
OUR FIVE
STRATEGIC
FOCUS
AREAS
ANNUAL INTEGRATED REPORT 2013

Focus on people, safety and sustainability
Key performance indicator (KPI)
People – employees and communities – are our business. We focus on employing, deploying and developing the right people, and on providing them with meaningful employment and career development opportunities. We aim to structure the organisation to support operational excellence.
Safety remains our ﬁrst priority, and our aim is to eliminate fatalities and injuries.
We will continue to earn our social licence to operate by addressing and mitigating the social, economic and environmental impacts of our operations, and by creating a positive sustainable legacy. We are mindful of the need to balance short-term ﬁnancial objectives with long-term sustainability outcomes. We seek to leverage expertise and work collaboratively to achieve the best possible outcomes for the company and for our partners in government, labour, the communities and civil society in which we operate.
•
Productivity rates (
KPI
Page 69)
•
Retention rates (
KPI
Pages 41, 47, 51, 55)
•
Training and development (
KPI
Page 5)
•
Safety performance (
KPI
Page 74)
•
Corporate social investment (
KPI
Page 77)
•
Compliance with the United Nations
Global Compact (UNGC) and Voluntary
Principles on Security and Human
Rights (VPSHR) (
KPI
Page 102)
•
Implementation of human rights policy
(
KPI
Page 102)
•
Environmental performance (
KPI
Pages
75-76)
Ensure ﬁnancial ﬂexibility
We continue to optimise our balance sheet by diversifying our sources of funding and reducing debt, if appropriate, to ensure the ﬁnancial ﬂexibility required to support our overall strategy.
•
Cash resources (
KPI
Page 30)
•
Net debt levels (
KPI
Pages 28-30)
•
Access to funding (
KPI
Pages 28-30)
•
Net debt to EBITDA (
KPI
Pages 22, 28-30)
Optimise overhead, costs and capital expenditure
We aim to optimise all spending – capital expenditure, operating costs, expensed exploration and overheads – to provide a competitive all-in sustaining cost of production. There is a drive at all levels of the organisation to eliminate ‘cost creep,’
regardless of market conditions.
•
Capital expenditure (project and
sustaining) (
KPI
Pages 22, 72)
•
Cost performance (
KPI
Pages 33, 70)
•
Cost reductions achieved (
KPI
Page 23)
•
Exploration spend (
KPI
Page 62)
Improve portfolio quality
A key objective is to improve the quality and diversity of our portfolio. In 2014, we aim to achieve this by adding between 550,000oz and 600,000oz to production – from new operations Tropicana and Kibali – at costs that are lower than the group average, and by optimising mine plans to remove marginal or loss-making production where appropriate.
Continuing business improvement initiatives together with Project One will emphasize the quality rather the quantity of ounces produced.
•
Project pipeline (ounces) (
KPI
Pages 10,
22, 31)
•
Project performance (capital, new
production, expected cash costs)
(
KPI
Pages 28, 31)
•
Mineral Resources and Ore Reserves –
to offset depletion (
KPI
Pages 58-61)
•
Marginal production (
KPI
Page 22)
•
Optimised planning (
KPI
Pages 12-15)
Maintain long-term optionality
We will continue to invest in and develop new technology that has the potential to transform access to deep-level underground Mineral Resources in South Africa. We will continue to seek cost-effective opportunities both around our existing gold mines and in new regions, for example, the Tropicana belt in Australia, Guinea’s Siguiri belt and a collection of highly prospective areas in Colombia.
•
Technological advances to develop and
extract South African ounces
(
KPI
Page 36)
•
Focused exploration, both greenﬁeld
and brownﬁeld (
KPI
Pages 62 to 66)
UNPACKING OUR STRATEGY
The table below relates AngloGold Ashanti’s strategy to its key performance indicators:
KPI
Refer to information related to KPI.
21
ANGLOGOLD ASHANTI’S BUSINESS
SECTION SEVEN
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SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

KEY FEATURES OF THE YEAR
GOLD PRICE
PERFORMANCE
IMPACTS ON BUSINESS AND STRATEGY
Improve portfolio
quality
A sharp decline in the gold price in the ﬁrst half of 2013 called for quick, decisive action from management to promote proﬁtability in the near term while maintaining long-term optionality in the business. The gold price used for planning for the remaining half of 2013 and into 2014 was reduced to drive the development and implementation of an operating plan that recognised the constraints of a lower gold price. The outcome was a budget that provided an opportunity to beneﬁt from widening margins if the price surprised on the upside. While this more conservative approach to planning has had an impact on output levels from existing mining operations, prioritising cash ﬂow and returns remained a steadfast commitment. Management embarked on a careful review of the company’s portfolio which led to the closing of a development project in the DRC, more appropriately staged capital projects, and consolidation of management structures at the South African operations. Post year-end, AngloGold Ashanti announced it had signed a binding agreement with QKR Corporation for the sale of the Navachab mine in
Namibia, subject to certain conditions.
Maintain long-term optionality
Focus has narrowed for what was historically
an expansive exploration programme, leading
to a withdrawal from more than a dozen
countries and shifting focus to the most
prospective regions in the portfolio – Australia,
Colombia and Guinea – while continuing
to invest in our Technology and Innovation
Consortium to develop new underground
mining technology in South Africa. Expensed
exploration and evaluation in 2013 was
$296m, $81m less than the initial budget of
$377m for the year. In 2014, further savings of
between $120m and $150m are anticipated.
In addition to addressing overhead costs,
expenditure on projects in South Africa has
been staged in an effort to better manage
capital costs. Into 2014, we will aim to
realise further reductions in sustaining capital
by seeking efﬁciencies in mine planning
processes, while looking to capture savings
in a more benign operating cost environment.
Project capital is forecast to decline in 2014 as
a natural consequence of the completion of our
Tropicana project and the commissioning of the
open-pit mine at the Kibali joint venture.
Ensure ﬁnancial ﬂexibility
In keeping with a prudent approach to
managing the balance sheet and reducing
risk, AngloGold Ashanti raised $1.25bn in
July through the sale of seven-year bonds,
using the proceeds to reﬁnance the $732.5m
convertible bond which was due to mature
in May 2014. The debt issue alleviated
reﬁnancing risk and improved the debt
maturity proﬁle of the business.
Average annual gold
price received
09
10
11
12
13
($/oz)
751
561
1,576
1,664
1,401
Capital expenditure*
($billion)
09
10
11
12
13
1
1
1.7
2.3
2.0
* Includes equity-accounted
investments
Net debt to EBITDA ratio
09
10
11
12
13
0.52
0.68
0.19
0.81
1.86
ANNUAL INTEGRATED REPORT 2013

Number of fatalities
09
10
11
12
13
15
15
15
18
8
All injury frequency rate
(Incidents per million hours worked)
09
10
11
12
13
12.88
11.50
9.76
7.72
7.33
Revenue enhancement efforts shifted during the year to
improving the proﬁtability of gold production and bringing
two new world class operations, Tropicana and Kibali, into
production. These two important new mines are expected
to contribute approximately 550,000oz to 600,000oz of new
annual production in 2014 at lower-than average costs achieved in 2013, improving the group’s cash cost proﬁle. In 2013, these two new mines produced an attributable 106,000oz at a total
cash cost of $532 per ounce.
In looking at improving the overall efﬁciency of the business, expenditure was addressed on several fronts: corporate costs, exploration, project and sustaining capital, and direct operating costs. At each step in this cost rationalisation process, the retention of core skills and preservation of long-term options at reasonable cost, remained a key focus.
An extensive organisational redesign took place creating a leaner leadership structure with more direct accountability. About
40% of all non-mining roles
were removed from our global
corporate structure, and savings
in areas of indirect expenditure (1)
outside of payroll were achieved.
This resulted in corporate cost
savings of $40m in 2013 from an
initial budget of $240m. In 2014,
corporate and administration
expenses of $120m to $140m
are anticipated.
Focus on people, safety and sustainability
While work to restructure the business continued at a strong pace, safety remained the number one priority. Great strides have been achieved in recent years to improve the culture
of safety, and in 2013, the number of fatalities decreased by
56% year-on-year to eight, the lowest number recorded in
AngloGold Ashanti’s history. South Africa made signiﬁcant
progress in 2013 to improve its safety performance,
particularly at West Wits which had a challenging ﬁrst ﬁve
months of the year, but ended without a fatality in the
last seven months of the year. The Vaal River operations
recorded 17 consecutive months without a fatality. Despite
these achievements, we recognise that there remains much
room for improvement and continue to look for innovative
ways to reach zero harm in the workplace.
Corporate and
exploration costs*
09
10
11
12
13
303
404
548
676
450
($m)
* Includes share scheme costs.
Cash flows from operating activities
09
10
11
12
13
Q1
Q2
Q3
Q4
($m)
502
(942)
2,813
1,969
356
140
319
431
1,246
Comparison of annual costs and productivity
(costs – $/oz) (productivity – oz/TEC***)
514
9.40
9.15
703**
9.32
829**
1,251
8.07
638
Total cash costs
All-in sustaining costs*
Productivity
Q1
Q2
Q3
Q4
894
898
809
748
1,200
1,497
1,155
1,015
Q1
Q2
Q3
Q4
6.88
7.33
8.48
9.96
Q1
Q2
Q3
Q4
09
10
11
12
13
830
1,174
8.14
* This is a new World Gold Council metric. It is calculated from 2012 onwards and excludes stockpile write-offs.
** Total cash costs for 2011 and 2012 have been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine.
*** Ounce per total employee costed.
Number of reportable
environmental incidents
09
10
11
12
13
51
27
27
16
10
Community investment
09
10
11
12
13
($m)
11
16
21
25
23
Optimise overhead, costs and capital expenditure
(1)
Indirect expenditure is not directly attributable to production and includes corporate costs and marketing costs, among others.
23
ANGLOGOLD ASHANTI’S BUSINESS
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

THE GOLD MARKET
The gold price is a primary factor inﬂuencing AngloGold
Ashanti’s ﬁnancial performance. In 2013, the gold price
registered its ﬁrst annual decline in 12 years, with the company receiving an average monthly gold price of $1,401/oz during
the year, compared with $1,664/oz in 2012. The rapid decline in the price necessitated swift and decisive action by AngloGold
Ashanti’s management team to restore proﬁtability and
promote the economic sustainability of the business. These
actions, discussed elsewhere in this report, included signiﬁcant overhead and operational cost savings along with the revision of mine plans and a review of our portfolio. See the CEO’s
Review, pages 12 to 15.
The decline in the gold price was related to several factors, most notably a decision by the US Federal Reserve to start slowing its monetary stimulus, or quantitative easing programme,
which had been used to inject liquidity into ﬁnancial markets and mitigate the worst effects of the global ﬁnancial crisis. This tapering, ﬁrst hinted at early in the second half of the year, brought forward expectations of rising interest rates, which in turn corresponded with retracement of the gold price and
a general investor exit from so-called ‘risk-assets.’ When the exit from this monetary easing started in December, the impact extended to emerging market currencies. While the trajectory of the tapering programme was far from certain even in early
2014, the Federal Reserve’s policy will likely continue to have an impact on the gold price.
INVESTMENT DEMAND
Steady liquidation of gold held in exchange traded funds (ETFs)
persisted throughout 2013. A total of 29Moz was sold from
combined ETF holdings in 2013, more than the total invested in gold ETFs in 2011 and 2012 combined. Most of this liquidation occurred in the second quarter when around 14Moz were sold,
coinciding with the largest fall in the quarterly average gold price by $366/oz. At the end of the year, ETF gold holdings
totalled 60Moz.
Despite these sales, largely by institutional investors, according to the World Gold Council (WGC), demand of 53Moz for bars
and coins from the retail sector, more than matched supply of
28Moz from ETF liquidations.
CONTEXT – ANALYSIS OF EXTERNAL ENVIRONMENT
Identifying and addressing material issues
AngloGold Ashanti’s external environment – not least prevailing sentiment in the gold market, resource nationalism, community expectations and the expectations of labour in particular – can have an impact on margins and thus the ability to generate sustained free cash ﬂows, which in turn may affect the company’s short- to long-term economic viability.
Average monthly gold price
January 2012 to December 2013 ($/oz)
1,000
1,500
2,000
Jan Feb
Mar
Apr
May
Jun Jul
Aug Sep
Oct
Nov
Dec
Jan Feb
Mar
Apr
May
Jun Jul
Aug Sep
Oct
Nov
Dec
$1,747/oz
(1)
2012
2013
$1,225/oz
(2)
(1)
Monthly high for the 24-month period.
(2)
Monthly low for the 24-month period.
ANNUAL INTEGRATED REPORT 2013

Speculative selling of gold, as reported by the Commitment
of Traders Report (COTR), however, re-emerged in 2013 after
several years at a negligible level. Record short positions of between 16Moz and 17Moz were established during June
and July.
Central banks have been a strong source of demand since 2010, the year in which they reversed decades of net selling. Ofﬁcial sector net purchases of 14.6Moz in 2011 rose to 17.2Moz
in 2012. However, ofﬁcial sector net purchases for 2013 are
estimated by the WGC to have declined to between 12Moz to
13Moz. Nevertheless, central banks remain an important source of demand, accounting for purchases of 12Moz in 2013.
JEWELLERY DEMAND
In addition to the record demand for bars and coins, the jewellery market was also robust, with Chinese and Indian jewellery
markets absorbing much of the metal from ETF liquidation.
Indian demand remained strong despite tariffs imposed by
the Indian government on gold imports in an attempt to curb
a burgeoning current account deﬁcit. In China, total demand
for bars, coins and jewellery of 34Moz in 2013 compared with
26Moz in 2012. In India, demand for these categories totalled
31Moz in 2013 and 28Moz in 2012.
RESOURCE NATIONALISM AND
COMMUNITY EXPECTATIONS
Maintaining constructive and transparent relationships with
governments and local communities is critical to running a
sustainable mining business.
There remains vigorous debate regarding the balance of
the beneﬁts from mining which accrue to shareholders,
governments, communities and others.
Stakeholder expectations are inﬂuenced by prevailing prices, with higher prices often leading to demands for increased
royalties and taxes, and calls from communities for companies to play a greater role in local development. In addition, some jurisdictions are promoting policy and legislation to encourage local value addition, or beneﬁciation, to their natural resources in order to develop secondary industries.
The establishment of a commercial mining operation may create competition for resources, such as land and water. The challenge is for companies to provide a net beneﬁt to the communities
and societies in which they operate, covering a range of issues including public and employee health, and environmental
stewardship. Where legacy issues exist, companies are often
called upon to assist in their remediation in order to ensure a constructive relationship with their communities.
AngloGold Ashanti seeks to engage governments, communities
and other interested parties on a range of issues that are of mutual importance, either in its own right, in public forums or through its membership of representative industry bodies.
In a notable initiative in 2013, the company was instrumental in initiating dialogue between leaders in the global mining industry and senior leaders at the Vatican, which sponsors a range of
NGO activity in mining jurisdictions.
AngloGold Ashanti’s perspectives are guided by its values,
Code of Ethics and other policies, frameworks and standards.
The general approach is to acknowledge the need to create
and share value, while cautioning on the need to ensure that tax regimes and other socio-economic conditions allow for
operations to be proﬁtable throughout their operating lives.
The sustainability of AngloGold Ashanti’s business depends on public acceptance of its activities – that it earns and maintains its social licence to operate.
AngloGold Ashanti seeks to optimise the beneﬁts to
communities of the infrastructure and facilities developed for mining activities and, in addition, to devote a portion of its proﬁts to local economic development in mining communities
and, where applicable, in areas from which its labour originates.
“
There is vigorous debate on the balance of
benefits from mining which accrue to shareholders,
governments, communities and others.
”
25
ANGLOGOLD ASHANTI’S BUSINESS
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

The company also aspires to do no harm. To this end, over and above existing policies, the company adopted a human rights
policy during 2013 that is now being implemented.
AngloGold Ashanti’s membership of or afﬁliation with the ICMM, the UNGC, the Responsible Jewellery Council, the EITI and
the VPSHR reinforce the company’s commitment to mining
gold responsibly.
The public burden placed on the South African mining
industry is signiﬁcant and has been rising progressively. The
South African government has proposed amendments to the
Minerals and Petroleum Resources Development Act (MPRDA),
which include designating certain minerals as strategic and
empowering the Minister to set prices for such minerals.
The industry, through the Chamber of Mines, while supporting policies that would enhance the use of the country’s mined
products by secondary industry, is seeking to discourage this far-reaching provision which, it is feared, could discourage investment. There has been no suggestion that gold might
be one of the designated minerals. However, as a company
we share concerns about the impact such legislation may
have on overall investor conﬁdence.
The Mining Charter, which is due to expire at the end of 2014, is under review. The Chamber of Mines is preparing to engage with the Department of Mineral Resources and organised
labour on behalf of the gold mining industry. AngloGold Ashanti will, as usual, play an active part in this process.
Many of the tax environments within which AngloGold Ashanti
operates have become increasingly uncertain. Amendments
to tax laws and legislation may result in higher tax expenses and payments. AngloGold Ashanti is regularly examined by tax authorities in the various jurisdictions of operation.
For example, in Ghana, where AngloGold Ashanti has a stability agreement, in 2013 the government proposed a windfall tax
on the mining industry which was subsequently postponed. In
Tanzania, royalty rates were increased by one percentage point and royalties in Brazil are also likely to increase.
Globally, tax and royalty rates have been increasing. It is
the company’s role to encourage and facilitate a better
understanding of mining operations, the production costs
involved, the substantial long-term capital investment required, and long lead times that occur before realising investment
returns and showing demonstrable beneﬁts to stakeholders.
LABOUR CONDITIONS
The two key labour issues affecting the company are a global skills shortage and labour relations, particularly in South Africa where about half of the company’s workforce is employed.
The downsizing of the mining sector globally has not necessarily led to an adequate supply of critical skills for the industry.
Furthermore, given the often remote location of mining operations, the industry is not that attractive to younger graduates.
Another area of concern is the rate of employee turnover in
key roles and the time taken to ﬁll jobs at middle and senior management (those with eight to 10 years of experience).
Many young mining graduates do not stay in the mining
industry for longer than two to three years, opting instead for jobs in ﬁnancial services.
The labour relations challenges and the unprocedural
strikes that affected the South African mining industry in
2012 and 2013 are well documented. Most signiﬁcant was
the emergence of AMCU as a large union representing
mineworkers, largely at the expense of NUM, which suffered
signiﬁcant membership losses. This was especially so at the
West Wits operations.
Engagement with labour in South Africa in 2013 was dominated by biennial gold sector wage negotiations, which were impacted by the emergence of AMCU. Following a three-day industry
wage strike by NUM members at our Vaal River operations,
an agreement was signed by three of the representative
unions including the NUM. Although AMCU did not sign the
agreement, the agreement was applied to all employees
within the bargaining unit as agreement had been reached
with collectively, unions representing 63% of employees in the sector. For details of the wage agreement, see the Review of
Operations on pages 37 to 65 of this report.
This discussion on the external environment and related material issues should be read in conjunction with our approach to risk on pages 81 to 87, and the discussion on the identiﬁcation of material issues on pages 22 to 23 of our Annual Sustainability
Report 2013.
CONTEXT – ANALYSIS OF OUR
EXTERNAL ENVIRONMENT
continued
Identifying and addressing our material issues
ANNUAL INTEGRATED REPORT 2013

FINANCIAL
PERFORMANCE
AND OUTLOOK
SECTION
THREE
P27-34
This section reviews AngloGold
Ashanti’s ﬁnancial performance
for the year, including the value-
added statement, the outlook
for 2014 and insight into its
approach to closure.
27
FINANCIAL PERFORMANCE AND OUTLOOK
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

CHIEF FINANCIAL OFFICER’S REPORT
EXECUTIVE SUMMARY
The year under review was marked by a falling gold price, which decreased by almost $500/oz over the course of the year. This put increased pressure on the business, as highlighted by the
CEO in his report. From a ﬁnance perspective, the balance
sheet received immediate attention, particularly around liquidity and ﬁnancial ﬂexibility. Ongoing, high capital spend of close to $2bn, as the Tropicana and Kibali projects moved closer
to production, added to the funding pressures. Liquidity and
ﬁnancial ﬂexibility requirements were pro-actively addressed from July through to year-end, as set out in my feedback on
delivery against 2013 ﬁnance objectives as discussed further on in this review.
The lower gold price resulted in a mid-year write down of
some $3.4bn (pre-tax) of mining assets, equity-accounted
investments and stockpile and other inventory values. The
group continued to maintain a balance between ﬁnancial
ﬂexibility and growth options to enhance shareholder value
through continued funding of its key growth projects (Tropicana,
Kibali, Cripple Creek & Victor’s Mine Life Extension project and the Mponeng Below 120 level project), while targeting the sale of non-core assets, and driving cash conservation and cost
saving measures.
The successful commissioning of the two new expansionary
projects at Tropicana and Kibali, with both being completed
ahead of schedule and within budget in the third quarter, is to be commended. These new projects contributed to the company’s
ﬁrst year-on-year growth in production since 2005. Production from the America’s increased to 1Moz for the ﬁrst time with the higher output and grades principally at Cerro Vanguardia and the ﬁrst full year of 100% ownership of Serra Grande after the
50% increase in shareholding during July 2012.
In Australia, Sunrise Dam also performed better than in 2012 on the back of improved output and grades although planned
targets were missed with mill failures and delayed access to higher grade areas.
Challenges around the recovery from the unprotected South
African strike in 2012 continued into 2013, exacerbated by
disruptive safety stoppages. The decline in production was,
however, partly offset by higher grades mined. In Continental
Africa, production was further impacted by the replacement
of the semi-autogeneous grinding (SAG) mill at Geita, the
transition to owner mining at Obuasi and operations, such as
Yatela, nearing the end of their working lives.
The sharp retreat in the gold price resulted in the company, together with several others in the industry, being downgraded by global ratings agencies. AngloGold Ashanti was downgraded by a single notch, by both Moody’s Investor Service and
Standard and Poor’s (S&P), to baa3- with a negative outlook
and BB+ with a stable outlook, respectively. The Moody’s
rating places the company at the lowest level of investment
credit grade and S&P has the company at the top level of sub-
investment credit grade.
DELIVERY AGAINST 2013 FINANCIAL
OBJECTIVES
1. Maintaining a ﬂexible statement of ﬁnancial position
with sufﬁcient long-term debt headroom
The falling gold price in 2013 signiﬁcantly increased funding pressure given the planned capital intensity around the
completion of the two core, high-margin, long-life projects,
Tropicana and Kibali. Net debt was forecast to increase over this period, before the gold price drop, and the group therefore moved prudently and pro-actively to manage its ﬁnancial
ﬂexibility. The steps taken in this regard included:
•
Successful issuance, in July 2013, of an 8.5%, seven-year
$1.25bn bond, with part of the proceeds being applied to
early settle the $732.5m convertible bond due in May 2014
and cancel the associated $750m stand-by facility, put in
place as a contingency reﬁnancing measure;
•
Precautionary and temporary easing of our net debt to
EBITDA banking covenant, from 3 to 4.5 times, was obtained
for two testing periods (end December 2013 and end June
2014) in the light of ongoing gold price volatility and prevailing labour uncertainty in South Africa at the time;
•
Conversion of the $789m mandatory convertible bond
that matured in September 2013 through the issuance of
18.14 million shares in AngloGold Ashanti;
Maintained balance-sheet ﬂexibility in a year characterised by a falling gold price coupled with operational and industry challenges.
ANNUAL INTEGRATED REPORT 2013

•
Restructuring of our South Africa ﬁnancing towards the end
of the year by securing a ﬁve-year, R1.5bn revolving credit
facility (RCF) and a three-year R750m ﬂoating rate bond, to
complement ﬁnancing under the current Domestic Medium
Term Note Programme (DMTNP); and
•
Managing the balance sheet gearing in 2013 – the company’s
net debt to EBITDA covenant ratio was 1.86 times at year end.
2. Maintaining earnings and cash ﬂow generation to
shareholders
Earnings for the year were negatively impacted by the lower
gold price as noted earlier, as well as by operational issues in the South Africa and Australasia regions. The group
nevertheless delivered production, at 4.105Moz, slightly
above its revised annual guidance of 4.0Moz – 4.1Moz range.
Looking ahead to 2014, the key ﬁnancial objectives are to:
•
continue to maintain sufﬁcient balance sheet liquidity and
ﬂexibility in a lower gold price environment; and
•
maintain ongoing focus in the management of costs to
deliver competitive all-in sustaining costs and all-in costs in continuing to target sustainable cash generation.
REVIEW OF GROUP’S PROFITABILITY,
LIQUIDITY AND STATEMENT OF FINANCIAL
POSITION FOR 2013
The key ﬁnancial and operational metrics for 2013, when compared to 2012 and 2011, reﬂect the adverse impact of the falling gold price and the operational issues faced at certain operations.
Proﬁtability and returns
Higher full year gold production of 4.11Moz, and the strong
focus on costs and overheads, resulted in total cash costs
remaining ﬂat at $830/oz when compared to $829/oz recorded
in 2012. Total cash costs were maintained as a result of Project
500 savings, higher production and weaker local currencies in
2013, which were largely offset by inﬂation.
Key ﬁnancial metrics
2013
(2)
2012
(2)
2011
Proﬁtability and returns
Adjusted headline earnings
(1)
$bn
0.6
1.0 1.3
US cents per share
153
255 345
(Loss) proﬁt attributable to equity shareholders $bn
(2.2)
0.9 1.6
Return on net capital employed
(1)
%
12
15 20
Return on equity
(1)
%
18
19 26
Dividends per ordinary share SA cents per share
50
300 380
US cents per share
5
35 49
Liquidity, cash ﬂow and net debt
Net debt at year-end
(1)
$bn
3.1
2.1 0.6
Free cash (outﬂow) inﬂow
(1)
$bn
(1.0)
(0.7) 0.8
Earnings before interest, taxes and depreciation
and amortisation (EBITDA)
(1)
$bn
1.7
2.5 3.1
Net debt to EBITDA
(1)
times
1.86
0.81 0.19
Operational metrics
Gold produced Moz
4.11
3.94 4.33
Price received $/oz
1,401
1,664 1,576
Total cash costs
(1)
$/oz
830
829 703
Total cash cost margin
(1)
%
41
50 55
(1)
Non-GAAP measures.
(2)
Restated in terms of IFRIC 20.
29
FINANCIAL PERFORMANCE AND OUTLOOK
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

CHIEF FINANCIAL OFFICER’S REPORT
continued
Adjusted headline earnings of $599m for 2013, equivalent to
153 US cents per share, declined by 39% when compared
to 2012. The adjusted headline earnings included a once-off
gain of $567m relating to the settlement of the mandatory
convertible bond. Thus on a comparative (normalised) basis,
the large decline of $956m in adjusted headline earnings is
principally the result of the sharp fall-off in the gold price, which in addition to the reduced income from gold, resulted in the write-down, post-taxation, of $216m in inventory ore stockpiles to net realisable value.
During 2013, a loss attributable to equity shareholders of
$2.2bn was recorded compared to a proﬁt of $0.9bn in 2012.
The deviation from the 2012 proﬁt attributable to shareholders to a loss position in 2013 is mainly attributed to the signiﬁcant impairment of mining assets, equity-accounted investments
and inventories of $2.5bn post-taxation, as well as deferred taxation asset impairments of $330m coupled with the 16%
fall in the gold price, operating cost inﬂation and higher ﬁnance costs. These were all partly negated by improved production, net fair value gains on the various convertible bonds, lower corporate and marketing costs and reduced exploration and
evaluation costs.
As part of the cash conservation measures, lower total dividends of 50 SA cents per share were declared in 2013 (2012: 300 SA cents per share).
Liquidity, cash ﬂow and statement of
ﬁnancial position
For the full 2013 year, cash ﬂow metrics were lower than in
2012, primarily as a result of the lower gold price. Additionally, in the case of free cash ﬂow, signiﬁcant investment in the key growth projects resulted in a considerably higher cash outﬂow:
•
EBITDA: $1.7bn (2012: $2.5bn);
•
Cash inﬂow from operating activities: $1.2bn (2012: $2.0bn); and
•
Free cash outﬂow: $1.0bn (2012: $0.7bn).
Net debt levels as at 31 December 2013 were $3.1bn, $1.0bn
higher than the level of $2.1bn at 31 December 2012. The
two principal factors accounting for the increase in net debt levels were:
•
project capital of $1.0bn (Tropicana, Kibali, Cripple Creek
& Victor and Mponeng accounting for around 80% of the
spend); and
•
lower cash ﬂows, a consequence of the lower gold price, of
approximately $750m post-taxation compared with 2012.
Turning to the statement of ﬁnancial position and the ﬁnancing facilities available, the group’s principal US dollar and Australian dollar debt facilities included the following:
•
Fully drawn rated bonds – $1.75bn in aggregate – that
mature in April 2020 ($700m), August 2022 ($750m) and
April 2040 ($300m);
•
Fully drawn $1.25bn bonds that mature in July 2020 which
were, in part, used to early redeem the $732.5m, May 2014
convertible bond;
•
A $1bn revolving credit facility that matures in July 2017 that is currently undrawn;
•
An A$600m credit facility earmarked for the construction of
the Tropicana project that matures in December 2015, of
which A$548m had been drawn at year-end;
•
A R750m South African, ﬂoating rate bond that matures in
2016; and
•
A R1.5bn South African revolving credit facility that matures in December 2018.
Net debt to EBITDA as at 31 December 2013 was 1.86 times,
higher than that of 0.81 times as at 31 December 2012, but
within the normal borrowing covenant of 3 times as well as
the extended banking covenant for the two test periods of 4.5 times (end December 2013 and end June 2014).
A more detailed analysis of the group’s income statement,
statement of ﬁnancial position and statement of cash ﬂow for 2013 is available at the corporate report website, www.aga-reports.com.
Richard N Duffy
Chief Financial Ofﬁcer
18 March 2014
ANNUAL INTEGRATED REPORT 2013

ONE-YEAR FORECAST
Both production and total cash costs estimates will be
reviewed quarterly, in light of any labour related-issues and safety-related stoppages that might be experienced in South
Africa, together with any other unforeseen factors.
For 2014, capital expenditure is anticipated to be $1.35bn
to $1.45bn, compared with $1.99bn in 2013. AngloGold
Ashanti may not be able to reach these targets. Refer to the
Forward-looking Statements on the inside back cover and to
the section on “Risk factors” in the prospectus supplement
to AngloGold Ashanti’s prospectus, dated 17 July 2012, that
was ﬁled with the United States’ SEC on 26 July 2013. This
one-year forecast assumes the existing asset base with no
changes to the portfolio other than the sale of Navachab.
AngloGold Ashanti will continue to review the asset portfolio which may impact on this forecast.
AngloGold Ashanti’s attributable gold production for 2014 is estimated at between 4.2Moz and
4.5Moz. This forecast takes into account the planned production from the two new operations Kibali and Tropicana and the disposal of Navachab, which is expected to be ﬁnalised by mid-year. Total cash costs are forecast to be between $740/oz and $790/oz for the year.
Forecast
For the year ending
Expected
production
Expected
total cash costs
Expected all-in
sustaining costs
Expected capital
expenditure
31 December 2014
000oz
(1)
$/oz
(1)
$/oz
(1) (2)
$m
South Africa
1,206 – 1,292
768 – 820
998 – 1,047
305 – 328
South Africa
1,206 – 1,292
768 – 820
998 – 1,047
305 – 328
Continental Africa
1,474 – 1,579
786 – 839
1,050 – 1,101
539 – 579
Ghana
428 – 458
1,013 – 1,081
1,441 – 1,511
212 – 228
Guinea
215 – 231
921 – 984
1,052 – 1,103
32 – 34
Mali
136 – 145
1,103 – 1,177
1,240 – 1,301
15 – 16
Namibia
29 – 31
710 – 758
844 – 885
1 – 1
Tanzania
415 – 445
567 – 605
922 – 967
132 – 142
DRC
251 – 269
488 – 520
502 – 526
147 – 158
Americas
940 – 1,007
714 – 762
990 – 1,039
419 – 452
Argentina
224 – 240
736 – 786
974 – 1,022
59 – 64
Brazil
506 – 542
652 – 696
989 – 1,037
177 – 191
Colombia
–
–
–
5 – 5
United States of America
210 – 225
838 – 895
1,010 – 1,059
178 – 192
Australasia
580 – 622
711 – 760
894 – 937
80 – 86
Australia
580 – 622
711 – 760
894 – 937
80 – 86
Other
–
–
–
4 – 5
AngloGold Ashanti
4,200 – 4,500
740 – 790
1,025 – 1,075
1,347 – 1,450
(1)
Based on the following assumptions: R11.00/$, $0.85/A$, BRL2.45/$ and ARS peso 6.50/$; Brent crude at $100 per barrel.
(2)
Capital expenditure is managed in line with earnings and cash ﬂows and may ﬂuctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
Other illustrative estimates
Outlook 2014
Depreciation and amortisation
$800m
Corporate, marketing and capacity building costs
$120m – $140m
Expensed exploration and study costs (including equity-accounted investments)
$150m – $175m
Interest and ﬁnance costs (income statement)
$290m
Interest and ﬁnance costs (cash ﬂow)
$250m
Number of shares in issue at 31 December 2013
403m
31
FINANCIAL PERFORMANCE AND OUTLOOK
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

VALUE-ADDED STATEMENT
For the year ended 31 December
2013
(1)
2012
%
$m
%
$m
Economic value generated
Gold sales and by-product income
(2)
99
5,646
98
6,559
Interest received
1
39
1
43
Royalties received
–
18
–
23
Proﬁt from sale of assets
(3)
–
2
–
14
Income from investments
–
7
1
34
Total economic value generated
100
5,712
100
6,673
Economic value distributed
Operating costs
43
2,484
38
2,551
Employee salaries, wages and other beneﬁts
28
1,593
23
1,566
Payments to providers of capital
6
336
7
446
- Finance costs and unwinding of obligations
5
296
4
231
- Dividends
1
40
3
215
Corporate taxation
- Current taxation
2
134
6
414
Community and social investments
(4)
1
27
1
19
Total economic value distributed
80
4,574
75
4,996
Economic value retained
(5)
20
1,138
25
1,677
(1)
The 2012 comparatives have been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. In
addition, IAS19, Employee Beneﬁts has been applied retrospectively from 1 January 2011. For more details refer to the Annual Financial Statements
2013. In addition, the comparatives have been adjusted to exclude impairments and impairment reversals.
(2)
Gold sales and by-product income were lower due to a 16% lower price received, partly offset by a 4% increase in ounces sold.
(3)
Partial disposal of the interest in Rand Reﬁnery Limited resulted in a proﬁt of $14m in 2012.
(4)
Community and social investments exclude expenditure by equity-accounted joint ventures.
(5)
Economic value retained excludes impairments and impairment reversals.
ANNUAL INTEGRATED REPORT 2013

Closure, which is an integral part of every operation’s life cycle, includes the assessment of associated liability costs and the assurance of adequate ﬁnancial provision to cover these costs, as well as optimised planning to ensure closure costs are
minimised. For various reasons – a decline in the gold price, excessive cost inﬂation, labour issues, political risk, safety or environmental issues – mining operations may be halted, either temporarily or permanently, before their Mineral Resources and
Ore Reserves are fully depleted.
AngloGold Ashanti is committed to rehabilitation and to leaving a positive legacy once mining has ceased.
The AngloGold Ashanti Closure Planning Team works
closely with all levels of the business and disciplines – from engineering to ﬁnance – to improve the integration of closure planning and its implementation into daily business activities, beginning at the very start of operations and projects.
Integration takes into account the end use of land and, where applicable, open pits, the design and construction of waste
rock dumps to maximise the opportunity for progressive
rehabilitation and the incorporation of sustainable livelihood development into each operation’s community investment
programmes.
Closure affects various stakeholders – such as local communities and suppliers – on whom it may have signiﬁcant and long-lasting impacts. The management of community expectations is thus
critical to the closure strategy, and livelihood preservation and infrastructure support are important considerations in closure planning. Local people employed by the company may receive
education and training, enabling them to seek viable employment or livelihood alternatives.
Communities also require information on rehabilitation of the landscape and on any lasting environmental impacts.
During 2013, a decision was taken to cease mining at Yatela
in Mali, based on a declining gold price. Yatela community
development activities have not been negatively affected by the halting of mining activities. A revised plan for social development, focused on expanding and enhancing community development
and current socio-economic projects, has been developed.
AngloGold Ashanti’s Closure Planning Management Standard
(previously the Closure and Rehabilitation Management
Standard) was thoroughly reviewed in 2012/2013, based on
experience gained in the implementation of the initial standard, which was introduced in 2009. The revised standard, which
retains the requirements for integrated closure planning from exploration and project design, clariﬁes what is expected to ensure that sites are closed in accordance with the company’s values. A guidance document on the application of the standard and a self-assessment tool to assist with the prioritisation of closure planning efforts at the operations are expected to be
ﬁnalised in early 2014.
REMEDIATION OBLIGATIONS
AND PROVISIONS
The company’s long-term remediation obligations include
decommissioning and restoration liabilities relating to past operations, based on their Environmental Management
Plans (EMPs) in compliance with regulatory requirements. An
assessment of closure liabilities is undertaken annually and is presented in the table alongside.
Provisions for remediation costs are made when there is a
present obligation, when it is probable that expenditure on
remediation work will be required and when the cost can be
estimated within a reasonable range of possible outcomes.
These costs are based on facts currently available, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites.
Provision for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash ﬂows based on current prices and discounted at a pre-tax rate that reﬂects current market assessments of the time value of money.
The decline in total group rehabilitation obligation to $728.4m at the end of 2013, from $841.1m at the end of 2012, was a
consequence of a number of factors, most notably an increase in the group discount rate used in the calculation of the
obligation and changes in the timing of the future cash outﬂows relating to the obligation. The group discount rate increased as a result of increases in longer-term government yield rates.
PLANNING FOR CLOSURE
Since all mines will eventually fully exploit their Mineral Resources and Ore Reserves and cease operating, it is imperative that planning for closure should begin at the outset of every project.
33
FINANCIAL PERFORMANCE AND OUTLOOK
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

Rehabilitation liabilities per operation ($m)
2013
2013
2013
2012
Restoration
Decommissioning
Total
Total
South Africa
10.0 68.1
78.1
148.8
Great Noligwa 0.6 6.4
7.0
10.1
Kopanang 1.2 9.4
10.6
18.0
Moab Khotsong 3.3 15.5
18.8
25.6
TauTona
(1)
1.7 9.0
10.7
27.9
Mponeng 0.5 0.7
1.2
5.5
Legacy projects
- Vaal River
– 6.8
6.8
14.2
- West Wits – 4.5
4.5
7.0
- Other 0.5 –
0.5
0.6
ERGO
(2)
– –
–
21.8
Mine Waste Solutions 2.2 15.2
17.4
17.2
Nufcor – 0.6
0.6
0.9
Continental Africa 273.3 137.7
411.0
427.5
Ghana
Iduapriem 29.8 7.4
37.2
43.0
Obuasi 139.4 44.1
183.5
183.6
Other 9.6 –
9.6
8.7
Guinea
Siguiri 33.6 36.3
69.9
70.7
Mali
(4)
Morila 3.8 1.0
4.8
5.0
Sadiola 14.9 12.4
27.3
24.0
Yatela 8.7 5.9
14.6
15.1
Namibia
Navachab
(3)
– –
–
5.5
DRC
Mongbwalu 5.4 1.8
7.2
8.4
Kibali
(4)
– 3.7
3.7
2.1
Tanzania
Geita 28.1 25.1
53.2
61.4
Australasia 21.9 31.2
53.1
61.5
Australia
Sunrise Dam 19.7 9.6
29.3
40.0
Tropicana 2.2 21.6
23.8
21.5
Americas 194.3 42.3
236.6
249.5
Argentina
Cerro Vanguardia 37.0 10.3
47.3
46.2
Brazil
AngloGold Ashanti Mineração 66.5 20.0
86.5
86.7
Serra Grande 15.7 6.7
22.4
23.8
United States of America
Cripple Creek & Victor 73.4 5.3
78.7
91.1
Colombia
La Colosa 1.7 –
1.7
1.7
499.5 279.3
778.8
887.3
Less equity-accounted investments included above
(4)
(27.4) (23.0)
(50.4)
(46.2)
Total as disclosed in the Annual Financial Statements 2013 472.1 256.3
728.4
841.1
(1)
Includes Savuka.
(2)
Transferred during 2013 to DRDGOLD Limited.
(3)
During 2013, the restoration obligation of $2.1m and decommissioning obligation of $2.0m relating to Navachab were transferred to held-for-sale liabilities.
(4)
The equity-accounted investments refer to the Mali assets and Kibali in the DRC.
PLANNING FOR CLOSURE
continued
ANNUAL INTEGRATED REPORTD2013

BUSINESS REVIEW
SECTION FOUR
P35-77
This section reviews our performance
– from a sustainable development,
operational and ﬁnancial perspective –
during the ﬁnancial year.
35
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

TECHNOLOGY AND INNOVATION
In the current drill-and-blast paradigm used in deep-level
South African gold and platinum hard rock mining, only
drilling and cleaning is mechanical, while blasting makes
use of explosives. This results in signiﬁcant delays, as the mine has to be evacuated to blast and clear blast fumes.
Additionally, blasting poses a signiﬁcant seismicity risk, while the associated shift process does not allow for a continuous,
24-hour operation.
During 2013, the ATIC made good progress in prototype
development pertaining to the key technologies that are aimed at establishing the base to safely mine the gold currently not in existing mine plans, such as that located in shaft and stability pillars, as well as at greater depth, at AngloGold Ashanti’s deep-level underground mining operations.
To address some of these challenges, reef boring has been
identiﬁed as a potential solution. Raise boring in its current form is used as a vertical drilling technique for ventilation purposes and ore passes, boring mostly through waste rock
to create the support services needed for mining operations.
However, it was decided to investigate and test the feasibility of using raise bore machines to drill out the gold bearing
reef. By applying existing technology initially, the raise bore machine proved successful in drilling out the reef, extracting only the gold-bearing rock or channel width, thus signiﬁcantly reducing the amount of waste.
During 2013, the project saw signiﬁcant progress in reef
boring. During the last quarter, the technical viability of drilling adjacent single pass holes to ensure maximum orebody
extraction was demonstrated.
To continue with our vision to mine “all the gold”, the next holes will be drilled immediately adjacent to one another to verify the results obtained in the ﬁrst test, after which the overlapping drilling conﬁguration will be tested. Favourable results in the penetration rates of the drills along with speed and cuttings have also been achieved, with the average time taken to complete the last set of holes now at 3.5 days, from an initial nine days.
Another key area currently under investigation for the new
mining paradigm is the development of an ultra-high strength backﬁll (UHSB) product and application system. This was
identiﬁed as a key innovation required to enable mining at
greater depths while also setting the platform for the drilling of the reef by means of reef borers. With the current method to stabilise pillars, an extraction percentage of approximately
60% is achieved. The newly-developed backﬁll product has
been developed with a view to replacing the pillars, which will increase the extraction percentage.
During 2013, enhancements to the batch mixing process for
the UHSB product progressed well, increasing mix volumes
and reducing preparation time.
A replica of the underground production-site mixers was
constructed on surface for testing to ensure operational
readiness. Construction of an underground backﬁll plant began in December 2013 and is scheduled to coincide with the start-
up of the ﬁrst production site in April 2014.
Stress monitoring instrumentation installed within the ﬁlled holes produced real time data, indicating that performance and effectiveness of the UHSB were satisfactory and showed that
the UHSB minimised the effect of reef-boring extraction on the surrounding rock mass.
While this chosen paradigm provides ample potential for the
business, the project also provides an opportunity to improve the skills of the current labour force in local communities.
Work is also being done to address socio-economic and
labour issues and to ensure that the local communities that
host us will beneﬁt from this development through secondary
industries that are likely to emerge and operate at surface. In line with the Mine Health and Safety Act, this development is expected to assist with operational efﬁciency and also address safety challenges as we aim to optimise production output by introducing new mining methodologies alongside existing ones, as we incrementally introduce our new approach to currently
sterilised ounces.
Since 2010, the AngloGold Ashanti Technology & Innovation Consortium (ATIC), established by
AngloGold Ashanti, has been looking for ways to leverage established technology in new ways, in an effort to not only extract additional gold from current depths of around 4,000m, but also to realise its long-term vision to reach depths of 5,000m and beyond.
ANNUAL INTEGRATED REPORT 2013

OPERATIONS - REGIONAL REVIEW
In 2013, AngloGold Ashanti’s global portfolio of operating assets, including underground and deep-
level mines, open-pit mining operations and one surface operation, produced an attributable 4.11Moz of gold (2012: 3.94Moz) as well as 1.38Mlb of uranium (2012: 1.21Mlb) and 3.30Moz of silver
(2012: 2.36Moz).
3
6
5
9
11
8
2
1
10
7
4
1       Argentina
Cerro Vanguardia (92.5%)
2       Brazil
Serra Grande
AGA Mineracao
3       United States
Cripple Creek & Victor (CC&V)
11    South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona
(3)
Surface Operations
(1)
10     Australia
Sunrise Dam
Tropicana (70%)
4       Guinea
Siguiri (85%)
5       Mali
Morila (40%)
(4)
Sadiola (41%)
Yatela (40%)
6       Ghana
Iduapriem
Obuasi
7       DRC
Kibali (45%)
(4)
8       Tanzania
Geita
9       Namibia
Navachab
(2)
Location of AngloGold Ashanti’s operations
SOUTH AFRICA
AUSTRALASIA
CONTINENTAL
AFRICA
AMERICAS
Percentages indicate the ownership interest in AngloGold Ashanti, whether held directly or indirectly. All operations are 100%-owned unless otherwise indicated.
(1)
Includes MWS for purposes of this report. It is operated and managed as a separate cash generating unit.
(2)
On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement to sell Navachab, subject to certain conditions.
(3)
As from 1 January 2013, TauTona and Savuka were operated and managed as one entity and accordingly combined under TauTona.
(4)
Both Morila and Kibali are managed and operated by Randgold Resources Limited.
For a more detailed account of performance
by operation, refer to the Operational
Proﬁles 2013, which will be available online
at www.aga-reports.com.
37
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

Despite a 16% decline in the gold price received for the year, the company recorded solid operational performance for
the full year 2013 reﬂecting a 4% increase in production to
4.11Moz, and a decrease in all-in sustaining costs of roughly
6% compared with 2012. The year-on-year improvement in
production marks the ﬁrst increase in annual production for
AngloGold Ashanti in nine years.
Operating performance for the year recovered from strike activity in South Africa in 2012. Substantial improvements in both direct operating and overhead costs, and the introduction of commercial production from two new, world-class, low-cost mines in the fourth quarter, contributed to this improved operating performance.
Notably, 2013 marked the best year of safety performance
in AngloGold Ashanti history, providing an anchor for solid
production and cost results amidst a challenging gold price
environment, wage negotiations in South Africa, and signiﬁcant restructuring of corporate and operating costs.
Production of 4.11Moz was achieved at a total cash cost of
$830/oz, compared to 3.94Moz at $829/oz the previous year.
Group production was in line with revised annual guidance for the year of 4.0Mozs – 4.1Mozs at a total cash cost of between
$815/oz and $845/oz. The all-in sustaining cost (excluding
stockpile write-offs) for the group in 2013 was $1,174/oz, down from $1,251/oz in 2012.
The attributable Ore Reserve at year-end 2013 was 67.9Moz,
down from 74.1Moz at 31 December 2012. This decrease
reﬂects the changes in economic assumptions due to the
lower gold price, which had the most signiﬁcant impact on
Geita and CC&V.
The attributable Mineral Resource (inclusive of the Ore Reserve)
at 31 December 2013 decreased to 233.0Moz, from 241.5Moz
at 31 December 2012, reﬂecting the reduced gold price and
the resultant revision of Mineral Resource models, increased cut-off grades. This was partially offset by a 3.2Moz increase from exploration at Kibali and La Colosa.
Mineral Resources and Ore Reserves at year-end were
calculated at $1,100/oz and $1,600/oz, respectively, compared to $1,300/oz and $2,000/oz, respectively, in 2012.
GROUP
PRODUCTION
HAS INCREASED
Growth in annual gold production was achieved for the ﬁrst time in almost a decade, with the contribution of new lower cost ounces from Tropicana and Kibali. The new production in the portfolio provides ﬂexibility to rationalise marginal production as the focus continues on the active management of overhead and operating costs, so as to create sustainable free cash ﬂow.
OPERATIONS – REGIONAL REVIEW continued
ANNUAL INTEGRATED REPORT 2013

Gold production – by region
(000oz)
South Africa 1,302
Continental Africa 1,460
Australasia 342
Americas 1,001
Distribution of employees – by region
South Africa 32,406
Continental Africa 16,625
Australasia 925
Americas 8,374
Other
(1)
8,104
(1)
Includes 3,249 employees at Kibali who are working on projects.
Capital expenditure (1) – by region
($m)
South Africa 451
Continental Africa 839
Australasia 285
Americas 410
Other 8
(1)
Includes equity-accounted investments.
South Africa
Continental Africa
Australasia
Americas
Environmental incidents
(by region)
3
5
2
0
South Africa
Continental Africa
Australasia
Americas
Water use intensity
(kL/t)
0.69
0.67
1.03
0.44
South Africa
Continental Africa
Australasia
Americas
Energy use intensity
(GJ/t)
0.30
0.38
0.60
0.23
South Africa
Continental Africa
Australasia
Americas
GHG emissions intensity
(t CO
2
e/t)
0.08
0.03
0.04
0.01
South Africa
Continental Africa
Australasia
Americas
Greenfields exploration
AIFR
(per million hours worked)
12.63
1.97
7.68
3.58
4.20
South Africa
Continental Africa
Australasia
Americas
Regional cost comparison
($/oz)
850
1,120
869
1,202
1,047
1,376
671
970
Total cash costs
All-in sustaining costs
(excluding stockpile write-offs)
“
The group employed an average of
66,434 people for the year, made up of
48,159 permanent employees (72%) and
18,275 contractors (28%), with an overall
productivity rate of 8.14oz/TEC and at a
total cash cost of $830/oz.
”
“
2013 reflected not only substantial
improvements in costs, but marked the group’s
best safety performance on record.
”
OPERATIONS – REGIONAL REVIEW
continued
39
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

SOUTH AFRICA
AngloGold Ashanti’s ﬁve South African deep-level mines and
surface production facilities are divided into three areas of operation: Vaal River, West Wits and Surface Operations.
Vaal River
The Vaal River mining operations include Great Noligwa,
Kopanang and Moab Khotsong, which are located around
170km to 180km from Johannesburg, near the Vaal River on
the Free State-North West Province border. These three mines share a milling and treatment circuit.
•
Great Noligwa, a mature operation nearing the end of its life, adjoins Kopanang and Moab Khotsong in the Free State. The
mine exploits primarily the Vaal Reef by means of scattered
mining via a twin-shaft system over eight main levels at an
average depth of 2,400m.
•
Kopanang is located to the west of neighbour Great
Noligwa and bound to the south by the Jersey Fault. Gold
is the primary output, with uranium oxide produced as a by-
product, from a single shaft system to a depth of 2,600m. It exploits almost exclusively the Vaal Reef.
•
Moab Khotsong is AngloGold Ashanti’s newest gold mine in
South Africa. Stoping operations began in November 2003
and full production was achieved in 2010. Given the geological complexity of the Vaal Reef, scattered mining is employed.
West Wits
The West Wits operations, Mponeng and TauTona, are situated
southwest of Johannesburg, on the border between Gauteng
and North West Province.
•
Mponeng, the world’s deepest gold mine, exploits the
Ventersdorp Contact Reef (VCR) at depths of between
2,400m and 3,900m via a twin-shaft system. Ore is treated
and smelted at the mine’s gold plant.
•
TauTona exploits both the Carbon Leader Reef and the
VCR via a three-shaft system, supported by secondary and
tertiary shafts sinking to depths of between 1,850m and
3,450m. TauTona’s infrastructure is being used to access
the remaining Ore Reserve at Savuka. A link between the
two mines reduces dependency on a single infrastructure
system, including ore passes.
Surface Operations
•
Surface Operations extracts gold from marginal ore dumps
and tailings storage facilities on surface at various Vaal River and West Wits operations. Uranium is produced as a by-
product, as is backﬁll that is used as mining support. Surface
Operations includes MWS which operates independently.
OPERATIONS – REGIONAL REVIEW continued
South Africa
Production
09
10
11
12
13
(000oz)
1,797
1,785
1,624
1,212
1,302
AIFR
09
10
11
12
13
(per million hours worked)
17.72
16.69
15.57
13.24
12.63
Productivity
09
10
11
12
13
(oz/TEC)
5.70
5.63
5.85
4.19
4.47
Total cash costs and
all-in sustaining costs
($/oz)
09
10
11
12
13
466
598
694
1,189
1,120
873
850
Total cash costs All-in sustaining costs
(excluding stockpile
write-offs)
Contribution to regional production by mine – 2013
(%)
Mponeng
27
Surface Operations 18
TauTona
18
Moab Khotsong
16
Kopanang
14
Great Noligwa
7
KPI
KEY
PERFORMANCE
INDICATORS
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
South Africa
Key statistics
Units
2013
2012
2011
Operational performance
Tonnes treated/milled Mt
39.2
22.2 16.4
Pay limit
(1)
oz/t
0.36
0.40 0.54
g/t
13.37
12.41 11.98
Recovered grade
(1)
oz/t
0.204
0.219 0.232
g/t
7.00
7.50 7.95
Gold production 000oz
1,302
1,212 1,624
Total cash costs $/oz
850
873 694
Total production costs $/oz
1,070
1,097 910
All-in sustaining costs
(2)
$/oz
1,120
1,189
Capital expenditure $m
451
583 532
Productivity oz/TEC
4.47
4.19 5.85
Safety
Number of fatalities
6
11 9
AIFR per million hours worked
12.63
13.24 15.57
People
Average no of employees: Total
32,406
34,186 32,082
– Permanent employees
28,526
29,740 28,176
– Contractors
3,880
4,446 3,906
Employee turnover %
12
8 9
Training and development expenditure $m
45
63 50
Environment
Total water consumption ML
27,228
(5)
23,813 18,821
Total water use per tonne treated kL/t
0.69
1.07 1.15
Total energy usage PJ
11.80
11.65 11.68
Total energy usage per tonne treated GJ/t
0.30
0.52 1.71
Total greenhouse gas (GHG) emissions
000t CO2e
2,963
(6)
2,982
(6)
2,930
Total GHG emissions per tonne treated
t CO2e/t
0.08
0.13 0.18
Cyanide(4) used
t
9,688
6,129 3,913
No. of reportable environmental incidents
3
10 12
Total rehabilitation liabilities: $m
78.1
148.8 154.8
– restoration $m
10.0
43.7 73.7
– decommissioning $m
68.1
105.1 81.1
Community and government
Community expenditure
(3)
$m
8.4
7.7 3.7
Payments to government $m
157
251 313
– Dividends $m
–
– –
– Taxation $m
12
81 102
– Withholding tax (royalties, etc.) $m
12
29 71
– Other indirect taxes and duties $m
–
1 –
– Employee taxes and other contributions $m
122
131 132
– Property tax $m
5
3 3
– Other (includes skills development) $m
6
6 5
(1)
Refers to underground operations only.
(2)
Excludes stockpile write-offs.
(3)
Includes corporate social investment expenditure.
(4)
International Cyanide Code Compliance: The South Africa operations were certiﬁed in 2007 and recertiﬁed in 2010 and 2011.
(5)
This ﬁgure was misprinted in the Integrated Report 2012.
(6)
The Eskom grid emission factor was revised by the National Business Initiative in consultation with Eskom, leading to a reduction in electricity-related emissions.
41
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

OPERATIONS – REGIONAL REVIEW continued
South Africa
Review of the year
Operational performance
Production
Overall production in the South Africa region rose by 7%,
reﬂecting a recovery from the second half of 2012, which was negatively affected by industrial action.
Increased output at Moab Khotsong was a result of the higher grade mined and reduced dilution owing to a decrease in stoping widths. The improved grade and greater volumes treated at
Surface Operations, following the optimisation of MWS’s
processes and systems, also made a positive contribution.
The South Africa region’s contribution to group attributable production remained stable at around 32%. The Vaal River
operations produced 1.38Mlb of uranium as a by-product.
Costs
Despite increases in wages and electricity tariffs that exceeded inﬂation, as well as expenditure incurred on improving overall safety standards, costs per ounce for the South Africa region declined.
Project 500, an initiative to reduce overall group costs by $500m in the 18 months to end 2014, was piloted for the South Africa region at Moab Khotsong during the second quarter of 2013.
Projects were deferred and cost-saving initiatives to optimise energy consumption and underground locomotive ﬂeets, as
well as to reduce consumable expenditure, were implemented.
By year-end, regional quarterly cash costs had improved
markedly, declining from $890/oz in the second quarter to
$767/oz in the last quarter of the year. Costs at Moab Khotsong in particular declined from $1,052/oz in the ﬁrst quarter to $596/
oz in the last quarter of the year as grades improved according to plan.
Capital expenditure
Capital expenditure for the year totalled $451m, a decline of
23% on the previous year. This follows the scaling back of
project investment as part of the cost-cutting initiatives across the portfolio. Capital expenditure in 2013 was predominantly on ore reserve development across all underground operations.
Growth and improvement
TauTona is the leading test site for the new technology being developed by the ATIC. Signiﬁcant progress was made in three key areas of focus: geological drilling, reef boring and ultra-
high-strength backﬁll. The ultimate aim is the development of a more automated mining method for deep-level underground
operations in South Africa which will enable us to safely mine all of the gold, and only the gold, all of the time on these large, deep ore bodies.
Project Zaaiplaats at the Moab Khotsong mine was temporarily halted while alternative development options for the project are evaluated. The deepening project at Mponeng was also slowed
to optimise expenditure.
Mineral Resource and Ore Reserve
As at 31 December 2013, the total Mineral Resource (inclusive of the Ore Reserve) for the South Africa region was 94.27Moz
(2012: 98.60Moz) and the Ore Reserve 30.90Moz (2012:
31.56Moz). This is equivalent to around 40% and 45% of the
group’s Mineral Resource and Ore Reserve respectively.
Sustainability performance
People
A total of 32,406 people were employed on average by the
South Africa region – 28,526 full-time employees and 3,880
contractors – as compared to 34,186 in 2012. The 5% decline
in the number employed was a result of cost rationalisation
initiatives implemented across the group. Productivity remained low at 4.47oz/TEC in 2013 (2012: 4.19oz/TEC).
Biennual wage talks with organised labour, through the
established gold sector’s centralised collective bargaining
forum, overseen by the Chamber of Mines, were concluded
after mediation and a short strike at the Vaal River operations only. The Association of Mineworkers and Construction Union
(AMCU), a relative newcomer to the gold sector, voluntary
participated in wage discussions for the ﬁrst time with the
NUM, UASA and Solidarity on behalf of their members.
“
Various cost securing initiatives resulted in a
3% decrease in total cash costs per ounce.
”
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
South Africa
A two-year wage agreement was concluded with organised
labour groups representing the majority (63%) of employees in industry. While AMCU was not party to the ﬁnal settlement, the agreement was extended to all employees in the bargaining
unit, irrespective of union afﬁliation. The wage agreement
included salary increases in the ﬁrst year, effective 1 July
2013, of 8% for Category 4 and 5 employees (including rock-
drill operators) and 7.5% for the balance of the workforce
and an increase linked to South Africa’s rate of inﬂation in the second year. See the Annual Sustainability Report 2013 for
additional information.
Safety
There were regrettably six fatalities during 2013 (2012: 11)
– one at the Vaal River operations and ﬁve at the West Wits
operations. The fatality at Moab Khotsong in December, ended a record run of 4.7 million fatality free shifts (538 days) for the
Vaal River Operations.
There was an overall improvement in safety performance. The all injury frequency rate (AIFR) for the South Africa region was 12.63 per million employee hours worked compared to 13.24 in 2012, the best performance for the region in the company’s history.
Safety remains the critical focus area in South Africa and this steadfast commitment is coupled with initiatives to prevent
fatalities by analysing and monitoring near-misses and high-risk safety incidents, most notably those involving falls of ground, underground rail-bound transport and heavy mobile equipment.
This information will also feed into work being done by the ATIC, which has as one of its objectives improved safety.
In particular, the Chencha Nqondo campaign, which
focuses on changing the mind-set of employees regarding
rules, regulations and behaviour, is under way at TauTona.
At Mponeng, a new safety theme, “Safe Gold Our Future”,
was launched to address safety performance. Measures to
mitigate the risk of truck and tramming incidents are currently being implemented across the region.
Spending on improved safety measures related to falls of
ground was increased across the region. This included most
notably the installation of netting and bolting support and full metal support props in key areas.
Health
The annual cure rate for tuberculosis (TB) has improved and
exceeds World Health Organization targets. However, there
was an increase in silicosis rates in 2013 that reverses the downward trend of recent years. This short-term trend is being examined. The company remains committed to its long-term
goal of eliminating new cases of silicosis. It should be noted
that the long latency period for silicosis means that diagnosis may only occur years after exposure. Unfortunately 10 new
cases of noise-induced hearing loss (NIHL) were identiﬁed in
2013 and management is determined to reduce this number
and achieve the industry benchmark.
Sick-shift rates remain high. TB incidence highlights the complex issue of cross-border migration of communicable diseases in
the Southern African Development Community (SADC) and has
received growing attention from government.
By year-end 2013, roughly a third of Category 4 to 8 employees were receiving treatment for a chronic disease which includes both communicable (such as TB and HIV) and non-communicable
diseases, such as hypertension and diabetes.
Environment
There were three signiﬁcant environmental incidents in the
South Africa region during the year, all at MWS. The tailings pipeline running from MWS to the tailings storage facility failed following the illegal removal of the pipeline’s ﬂanges, leading to a spillage. Operations were temporarily suspended and
containment walls built to contain the spill and minimise the environmental impact.
Following a series of remediation efforts, water quality in the
Koekemoer Spruit, near MWS, had largely returned to pre-
spillage conditions in the weeks following the incident. Interim process water containment infrastructure, which was a priority, was completed in 2013. Work is to begin on the construction
of more permanent return water facilities.
The Department of Water Affairs and the National Nuclear
Regulator have reviewed operations at MWS and approved
proposed action plans and progress made. AngloGold Ashanti
continues to engage with the Federation for a Sustainable
Environment, a local NGO, to communicate improvements
made at operations in the region.
The potential for inter-mine ﬂooding at both the Vaal River
and West Wits operations remains a risk and major focus
area, compounded by the failure of neighbouring mines to
contribute to pumping costs. At year-end, AngloGold Ashanti
was pumping water from underground operations that it does
not own and that have ceased working, to prevent ﬂooding of
its current mine workings. The annual cost of this pumping is approximately $4.7m.
43
BUSINESS REVIEW
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SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

OPERATIONS – REGIONAL REVIEW continued
South Africa
The region’s strategic environmental focus areas remain
integrated water management, closure planning, waste
management, knowledge management, legal compliance and
the dust mitigation programme for tailings storage facilities.
Communities
The delivery of community development projects is informed
by the Social and Labour Plans (SLPs) that are submitted
every ﬁve years to the DMR, detailing community development
projects and targets. The SLPs developed for the South African operations in consultation with the DMR, local municipalities and communities for the period 2010 to 2014 have yet to receive
ﬁnal approval owing to backlogs at the DMR. These plans
include board-approved commitments amounting to R418m
($46.4m) for local economic and enterprise development and
community and human resources projects.
The Social and Institutional Fund addresses the Millennium
Development Goals. This fund invested a total of $1.4m in
2013, bringing the total spent to date to $3m, of which $1m
has been spent in labour-sending areas.
Good progress is being made in preferential procurement,
human resource development and national certiﬁcate
vocational work. Some work remains to be done regarding
services expenditure to ensure compliance with the Mining
Charter, and adult basic education and training for both
employees and communities.
Contributions to education in both local and labour-sending
communities are a priority. The Vaal Reefs Technical High
School’s Science and Maths laboratories were ofﬁcially
opened during 2013. AngloGold Ashanti was commended
for its contribution to improvements in the quality of
education, especially regarding mathematics and science.
The Goso Forest Science laboratory was handed over to
the ministers of Mineral Resources and Basic Education, the
Executive Mayor of the OR Tambo District Municipality and
the community of Lusikisiki. The ministers acknowledged
AngloGold Ashanti’s role in empowering communities and
noted the important role to be played by public-private
partnerships in delivering vital infrastructure projects in host and labour-sending communities.
Outlook
The emphasis in 2014 will remain on cost containment, improving productivity and eliminating production of unproﬁtable ounces.
In 2014, attributable production from the South Africa region is expected to be between 1.2Moz and 1.3Moz at a total cash
cost of between $768/oz and $820/oz (all-in sustaining cost of
$998/oz – $1,047/oz). Capital expenditure of $305m to $328m
is estimated.
“
The emphasis in 2014 will remain
on optimising productivity and
reducing costs.
”
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
Continental Africa
CONTINENTAL AFRICA
There are nine mining operations in six countries in the
Continental Africa region. They are:
Democratic Republic of the Congo
•
Kibali, which began commercial production in October
2013, is adjacent to the town of Doko and 180km from Arua
on the Ugandan border. When completed, Kibali will be one
of the largest mines of its kind in Africa. The project is co-
owned by AngloGold Ashanti (45%), Randgold Resources
(45%) and Société Minière de Kilo-Moto (SOKIMO) (10%),
a state-owned gold mining company. Randgold Resources
manages and operates the mine.
Ghana
•
Iduapriem, which comprises the Iduapriem and Teberebie
properties in a 110km2 concession, is located in the Western
Region of Ghana, some 70km north of the coastal city of
Takoradi and 10km southwest of the Tarkwa mine. Iduapriem
is an open-pit mine and its processing facilities include a
carbon-in-pulp (CIP) plant.
•
Obuasi is located in Ghana’s Ashanti Region, approximately
60km south of Kumasi. Mining operations are primarily
underground, to a depth of 1.5km. Some surface mining in
the form of open-pit and tailings reclamation occurs. Obuasi’s processing plant, with a monthly capacity of 180,000t,
treats both sulphide ores from an underground mine and
sulphide tailings. A mine improvement process is underway
to enhance production rates through the mechanisation of
all mining blocks, and to improve the life of mine plan, taking account of organisational structure, water management,
environment and community.
Guinea
•
Siguiri, a multiple open-pit oxide gold mine, in the relatively remote district of Siguiri, around 850km northeast of the
country’s capital, Conakry. The area has signiﬁcant potential for gold mining and has long been an area of traditional artisanal mining. The gold processing plant treats about 30,000t daily.
AngloGold Ashanti holds an 85% interest in Siguiri, with the remaining interest held by the Government of Guinea.
Mali
•
Morila is a joint venture between AngloGold Ashanti and
Randgold Resources, which manages the mine and in which
each has a 40% interest. The Government of Mali owns
the remaining 20%. Morila is situated 180km southeast of
Bamako, the capital of Mali. The operation treats low-grade
stockpiles while the plant, which incorporates a conventional carbon-in-leach process with an up-front gravity section to
extract the free gold, has an annual throughput capacity of
4.3Mt. With the conclusion of mining in 2009, operations
currently involve processing of the remaining stockpile of 5Mt
(marginal ore and marginal waste) at year-end.
•
Sadiola is a joint venture between AngloGold Ashanti (41%)
and IAMGOLD (41%). The Government of Mali owns the
remaining 18%. The Sadiola mine is situated in southwestern
Mali, some 77km south-southwest of the regional capital
Kayes. Mining takes place in ﬁve open-pits. On-site surface
infrastructure includes a 4.9Mt per annum carbon-in-leach
(CIL) gold plant where the ore is eluted and smelted.
•
Yatela is 80% owned by the Sadiola Exploration Company
Limited, a joint venture between AngloGold Ashanti and
IAMGOLD, giving each a 40% stake. The balance of 20% is
owned by the Government of Mali. Yatela is situated 25km
north of Sadiola. Ore extraction in most of the open pits has been completed.
45
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

Namibia
•
Navachab is situated near the town of Karibib some 170km
northwest of the capital Windhoek. Navachab, which began
operations in 1989, is an open-pit mine with a 120,000t
per month processing plant consisting of crushing, milling,
carbon-in-pulp (CIP) and electro-winning facilities. Post year-
end, AngloGold Ashanti signed a binding agreement to sell
its entire interest in Navachab, subject to certain conditions.
Tanzania
•
Geita is located in northwestern Tanzania, in the Lake Victoria goldﬁelds of the Mwanza Region, about 120km from Mwanza
and 4km west of the town of Geita. The Geita gold deposit,
which is currently mined as a multiple open-pit operation, has underground potential and is currently serviced by a 5.2Mt
per annum carbon-in-leach (CIL) processing plant. While
Geita generates its own power, the operation of its power
generating facility is outsourced and fuel is delivered by road.
OPERATIONS – REGIONAL REVIEW continued
Continental Africa
Production
09
10
11
12
13
(000oz)
1,585
1,492
1,570
1,521
1,460
AIFR
09
10
11
12
13
(per million hours worked)
6.09
5.26
3.03
2.26
1.97
Productivity
09
10
11
12
13
(oz/TEC)
12.23
11.24
11.41
10.97
9.97
Total cash costs and
all-in sustaining costs
09
10
11
12
13
($/oz)
608
712
698*
1,235
1,202
830*
869
Total cash costs All-in sustaining costs
(excluding stockpile
write-offs)
* Restated due to the adoption of IFRIC 20
Geita
31
Siguiri
18
Obuasi
17
Iduapriem
15
Sadiola
6
Morila
4
Navachab
4
Kibali
3
Yatela
2
Contribution to regional production by mine – 2013
(%)
KPI
KEY
PERFORMANCE
INDICATORS
“
Kibali is an important addition to the
Continental Africa region, signiﬁcantly
improving the quality of our asset portfolio and
providing good growth potential.
”
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
Continental Africa
Key statistics
Units
2013
2012
2011
Operational performance
Tonnes treated/milled Mt
26.9
27.8 26.3
Pay limit oz/t
0.049
0.041 0.036
g/t
1.669
1.273 1.235
Recovered grade oz/t
0.054
0.055 0.055
g/t
1.69
1.70 1.87
Gold production 000oz
1,460
1,521 1,570
Total cash costs
(1)
$/oz
869
830 698
Total production costs
(1)
$/oz
1,086
1,060 953
All-in sustaining costs
(2)
$/oz
1,202
1,235
Capital expenditure
(1)
$m
839
925 569
Productivity oz/TEC
9.97
10.97 11.41
Safety
Number of fatalities
2
5 3
AIFR per million hours worked
1.97
2.26 3.03
People
Average no of employees: Total
16,625
16,621 16,539
– Permanent employees
10,778
10,014 9,783
– Contractors
5,847
6,607 6,756
Employee turnover %
11
5 6
Training and development expenditure $m
11
NR NR
Environment
Total water consumption ML
21,031
(4)
19,132
(4)
20,203
Total water use per tonne treated kL/t
0.67
0.60 0.66
Total energy usage PJ
12.01
12.13 11.51
Total energy usage per tonne treated GJ/t
0.38
0.38 0.37
Total greenhouse gas (GHG) emissions
000t CO2e
969
978 938
Total GHG emissions per tonne treated
t CO2e/t
0.03
0.03 0.03
Cyanide (5) used
t
13,720
14,065 14,219
No. of reportable environmental incidents
5
5 14
Total rehabilitation liabilities: $m
411.0
427.5 364.3
– restoration $m
273.3
275.1 238.5
– decommissioning $m
137.7
152.4 125.8
Community and government
Community expenditure $m
13.3
13.3 13.5
Payments to government $m
320
552 482
– Dividends $m
21
(3)
51 68
– Taxation $m
72
239 191
– Withholding tax (royalties, etc.) $m
106
149 128
– Other indirect taxes and duties $m
46
38 26
– Employee taxes and other contributions $m
64
59 54
– Property tax $m
5
6 4
– Other (includes skills development) $m
6
10 11
(1)
Restated for 2011 and 2012 in terms of the adoption of IFRIC 20.
(2)
Excluding stockpile write-offs.
(3)
Adjusted for Ghana – additional 2012 dividend.
(4)
Annual water usage data restated to exclude domestic water consumption.
(5)
International Cyanide Code Compliance: Sadiola and Yatela were certiﬁed in 2009, and Navachab and Siguiri ware certiﬁed in 2010.
NR = not reported
47
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

OPERATIONS – REGIONAL REVIEW continued
Continental Africa
Review of the year
Operational performance
Production
Production declined overall for the year, a result of planned downtime at Geita during the ﬁrst quarter for the replacement of the SAG mill and the transition at Obuasi of development
from contractors to AngloGold Ashanti. While production
has steadily increased since, this did not fully offset the initial decline early in the year. Kibali began commercial production on 1 October 2013, while other operations neared the end of
their working lives, particularly Yatela, which will continue with closure and rehabilitation activities in 2014.
At Obuasi, the mine improvement process progressed during
the year with a ramp up of production and mechanised
development rates and a gradual reduction in employee
numbers at the operation. AngloGold Ashanti will continue to review all options available for Obuasi, taking into account the interests of all stakeholders.
Costs
Through work associated with Project 500, the region realised signiﬁcant savings during the year. At Geita, an initiative to better align the asset’s exploration strategy and budget with its mine plan led to cost savings of more than $20m for the
year. Furthermore, inventory optimisation initiatives, revised contracts and a reduction in regional corporate costs led to additional savings of $17m for the Continental Africa region.
Capital expenditure
Capital expenditures for the year totalled $839m, of which
$341m was spent on the development of Kibali. Of the
sustaining capital expenditure, which included ore reserve
development, the bulk was spent on the decline project at
Obuasi and the mill replacement at Geita.
Growth and improvement
The production ramp up at Kibali will contribute additional
ounces at a cost that is lower than the group average. The
downturn in the gold price early in the year 2013 and the
resultant emphasis on cost efﬁciency has led to the revision of mine plans and a cut-back in growth plans at many of the other operations in the region to enable the company to maximise
cash ﬂow even in a weaker gold price environment.
Management continues to see exciting opportunities in Guinea as exploration work continues on the Kounkoun trend, one of
three priority greenﬁeld exploration targets.
Mineral Resource and Ore Reserve
As at 31 December 2013, the total attributable Mineral Resource
(inclusive of the Ore Reserve) for the Continental Africa region was 69.06Moz (2012: 73.01Moz) and the attributable Ore
Reserve, 24.41Moz (2012: 27.59Moz). This is equivalent to
around 30% and 36% of the group’s Mineral Resource and Ore
Reserve respectively.
Sustainability performance
Sustainable development
Senior management at group level focused on key sustainable
developments in the Continental Africa region during the year, with particular attention paid to projects that address key
legacy issues. A key feature of the year was engagement with the various governments in the region regarding matters of
mutual concern in their respective countries.
People
A total of 16,625 people were employed on average by the
Continental Africa region – 10,778 full time employees and
5,847 contractors – as compared with 16,621 in 2012, as the
new Kibali mine was commissioned and began its production
ramp up. Productivity for the region was 9.97oz/TEC as
compared to 10.97oz/TEC in 2012.
“
Work associated with Project 500 helped
to realise significant savings in the region.
”
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
Continental Africa
Safety
There were two fatalities in the region during the year (2012:
ﬁve), one at Iduapriem and one at Obuasi. Overall, the safety performance continued to improve with an all injury frequency rate of 1.97 per million hours recorded for the year (2012: 2.26).
This is an improvement of 35% in the last three years. Iduapriem,
Geita and Yatela were lost-time injury free for the year.
Health
Given the presence of silica in the ore bodies being mined at the
Continental Africa operations, a review of silica dust exposure and silicosis at all operations within the region is ongoing.
The programme to combat malaria continues to yield positive
results, with improvements in the malaria incident rate recorded at Obuasi, Iduapriem and Geita. AngloGold Ashanti is also
making good progress with the roll-out of this programme in
alignment with the $140m Global Fund project to 40 priority
districts in Ghana.
Environment
There were ﬁve signiﬁcant environmental incidents in the
region during 2013 – three at Obuasi, one at Geita and one
at Iduapriem. Water management remains a critical issue,
particularly in Ghana where water pollution is a legacy issue that continues to receive signiﬁcant investment and focus.
A water management strategy is being developed to minimise
and, where possible, eliminate the potential harm from such
pollution. Community support for this is being sought. Water treatment plants installed at Obuasi will enable us to optimise the management of process water across the operation
(see pages 60 and 61 of the Annual Sustainability Report 2013 for more details).
Technology to assist with and improve the management of
cyanide has been installed at both Ghanaian operations to
ensure compliance with the International Cyanide Management
Code. Currently, neither Obuasi nor Iduapriem, in Ghana, nor
Geita, in Tanzania, are certiﬁed.
Stakeholder engagement and communities
A stakeholder mapping project for the Continental Africa
region, conducted in partnership with the Wharton Business
School, was ﬁnalised by year end. The project aimed to
increase our understanding of our stakeholders, their networks and concerns, and in particular the relationships between the stakeholders and the operations.
There was an increase in VPSHR-related security incidents in
2012, largely owing to increased and more complex artisanal
and small-scale mining (ASM) as well as illegal mining activities in Tanzania and Ghana. Initiatives are being considered for
Ghana, Guinea, Mali and Tanzania involving multi-stakeholder partnerships with the World Bank, governments and other
mining companies. An ASM formalisation project is currently
being piloted at Geita.
In terms of the stability agreement signed with the Ghanaian government on the acquisition of Ashanti Goldﬁelds in 2004, the company has been accruing 1% of proﬁts after tax for two funds to beneﬁt communities located within the mineral concessions at Obuasi and Iduapriem. This is in addition to other community investments. The funds were formally launched in 2013.
Outlook
In 2014, attributable production from Continental Africa is
expected to be between 1.5Moz and 1.6Moz at a total cash
cost of between $786/oz and $839/oz (all-in sustaining cost of
$1,050/oz – $1,101/oz).
Capital expenditure of around $539m to $579m is planned
– to be spent mostly on development of resources at Geita;
development of the Obuasi Deeps Decline and mechanisation
of existing conventional development methods at Obuasi;
and completion of sulphide circuit and underground declines
at Kibali.
Cost containment and enhanced productivity will remain priorities.
“
Water management remains a critical
environmental and legacy issue, particularly
in Ghana.
”
49
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SECTION THREE
SECTION TWO
SECTION ONE

AUSTRALASIA
AngloGold Ashanti has two operations in Australasia, both
located in the northern goldﬁelds of Western Australia. These are:
•
Sunrise Dam (100%), located 220km northeast of Kalgoorlie
and 55km south of Laverton. The mine produced ore from
both an open pit and an underground mine during 2013. After
more than 17 years of operation, the open pit was completed
to a depth of 490m below surface at the end of 2013. Sunrise
Dam will transition to solely underground mining in 2014.
Mining is conducted by contract mining companies and the
ore is treated in a conventional gravity and carbon-in-leach
(CIL) processing plant, which is owner-managed.
•
Tropicana, a joint venture between AngloGold Ashanti
(70%), which manages the operation, and Independence
Group NL (30%), is Australia’s newest gold mine. Tropicana
is located 200km east of Sunrise Dam, and 330km east-
northeast of Kalgoorlie. Development of this project began
following board approval in November 2010. First gold was
poured ahead of schedule and within budget in September
2013. Innovation has been incorporated into the design of
Tropicana’s mining and processing systems, from the start
of exploration through to environmental management and
closure planning.
A greenﬁeld exploration programme is also underway in Australia where the group has an interest in approximately 13,000km2 of tenements. See the Exploration Review for further information.
OPERATIONS – REGIONAL REVIEW continued
Australasia
Production
09
10
11
12
13
(000oz)
401
396
246
258
342
AIFR
09
10
11
12
13
(per million hours worked)
8.64
13.10
18.11
6.33
7.68
Productivity
09
10
11
12
13
(oz/TEC)
73.52
66.77
40.29
43.46
49.64
Total cash costs and
all-in sustaining costs
($/oz)
09
10
11
12
13
662
982
1,431
1,680
1,376
1,211
1,047
Total cash costs All-in sustaining costs
(excluding stockpile
write-offs)
Contribution to regional production by mine – 2013
(%)
Sunrise Dam
81
Tropicana
19
KPI
KEY
PERFORMANCE
INDICATORS
“
The start of production at Tropicana was a
signiﬁcant milestone for the region.
”
ANNUAL INTEGRATED REPORT
2013

OPERATIONS – REGIONAL REVIEW continued
Australasia
Key statistics
Units
2013
2012
2011
Operational performance
Tonnes treated/milled Mt
4.3
3.4 3.6
Pay limit oz/t
0.09
0.08 0.10
g/t
2.82
2.42 3.00
Recovered grade oz/t
0.072
0.070 0.063
g/t
2.45
2.39 2.16
Gold production 000oz
342
258 246
Total cash costs $/oz
1,047
1,211 1,431
Total production costs
(2)
$/oz
1,333
1,358 1,622
All-in sustaining costs
(1)
$/oz
1,376
1,680
Capital expenditure
(2)
$m
285
369 102
Productivity oz/TEC
49.64
43.46 40.29
Safety
Number of fatalities
0
0 0
AIFR per million hours worked
7.68
6.33 18.11
People
Average no of employees: Total
925
494 509
– Permanent employees
281
110 101
– Contractors
644
384 408
Employee turnover %
22
14 21
Training and development expenditure $m
2
1 1
Environment
Total water consumption ML
4,828
3,104 4,059
Total water use per tonne treated kL/t
1.03
0.92 1.14
Total energy usage PJ
2.81
(4)
2.08
(4)
2.14
Total energy usage per tonne treated GJ/t
0.60
0.62 0.60
Total greenhouse gas (GHG) emissions
000t CO2e
174
(5)
125
(5)
130
Total GHG emissions per tonne treated
t CO2e/t
0.04
0.04 0.04
Cyanide
(3)
used t
1,658
1,331 1,379
No. of reportable environmental incidents
2
1 1
Total rehabilitation liabilities: $m
53.1
61.5 42.0
– restoration $m
21.9
26.8 27.8
– decommissioning $m
31.2
34.7 14.2
Community and government
Community expenditure $m
0.5
0.5 0.3
Payments to government $m
49
88 122
– Dividends $m
–
– –
– Taxation $m
7
47 81
– Withholding tax (royalties, etc.) $m
16
11 10
– Other indirect taxes and duties $m
–
– –
– Employee taxes and other contributions $m
26
30 31
– Property tax $m
–
– –
– Other $m
–
– –
(1)
Excluding stockpile write-offs.
(2)
Restated in terms of the adoption of IFRIC 20.
(3)
International Cyanide Code Compliance: Sunrise Dam was certiﬁed in 2007 and recertiﬁed in 2010.
(4)
These ﬁgures were misprinted in the Integrated Report 2012.
(5)
Sunrise Dam’s GHG emissions changed due to the restatement of energy usage (see page 75).
51
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SECTION TWO
SECTION ONE

OPERATIONS – REGIONAL REVIEW continued
Australasia
Review of the year
Operational performance
Production
The start-up of Tropicana in September 2013 contributed to
an increase in production for the Australasia region of 33% to
342,000oz, remaining steady at 8% of total group production
in 2013.
Production at Sunrise Dam increased to 276,000oz as higher
grade ore from the Crown Pillar in the base of the open pit was processed. Open-pit mining was completed by year-end. From
2014, Sunrise Dam will be solely an underground operation.
During the year, changes to underground grade control and
mine design, combined with improved productivity, resulted in a substantial improvement in underground mining costs.
The new Tropicana operation contributed an attributable
66,000oz to Australasian production for the year, in line with guidance. At year-end, the processing plant had achieved
90% availability. Mining started in mid-2012 and during the
year, a third excavator and truck ﬂeet was mobilised to site, bringing the mining ﬂeet to full capacity.
Costs
Total cash costs declined year-on-year by 14% and all-in
sustaining costs by 18%. Costs for the Australasian region
were positively affected by the start of production at Tropicana, and by productivity improvements and the treatment of higher grade ore at Sunrise Dam.
Capital expenditure
Capital expenditure for the region totalled $285m – $39m at
Sunrise Dam, primarily on the development of the ore body,
and $241m at Tropicana on construction and commissioning.
Growth and improvement
At Sunrise Dam the focus will remain on reducing underground mining costs through a multi-pronged project that is focusing on productivity improvements and an innovative approach
to grade control and mine design based on a systematic
reverse circulation drilling strategy. From 2014 the operation is targeting consistent underground production in excess of
2Mtpa, with additional mill capacity ﬁlled by the substantial surface stockpiles. Potential for mine-life extensions at Sunrise
Dam remains high, with mineralisation remaining open below a depth of 1,500m.
During 2013, drilling focused on the upper sections of the
Vogue zone, which lies beneath the Cosmo and adjacent Dolly
domains. Capital development is progressing into Vogue in
order to undertake further drilling within this extensive orebody and to establish the development levels required to bring Vogue ore into production in 2015.
The Tropicana joint venture has an extensive tenement
holding in the Tropicana Belt, where there is believed to be good potential for further discoveries. Systematic exploration continues. In 2014 there will be a focus on ﬁnding additional ore within trucking distance of the processing plant.
In late 2013, the Havana Deeps prefeasibility study, which
considered the trade-off between open pit and underground
mining of mineralisation below the Havana orebody, was
completed. Drilling as part of this study conﬁrmed the down-
plunge extent of the main high-grade shoots of the Havana
orebody. The recommendations of the prefeasibility study being considered by the Tropicana joint venture partners early in 2014 include a phased-approach to an enhanced prefeasibility study, which would include targeted exploration of shoot repetitions north of the Havana Deeps’ Mineral Resource, in order to
further improve the economics of the project.
Mineral Resource and Mineral Reserve
As at 31 December 2013, the total attributable Mineral
Resource (inclusive of the Ore Reserve) for the Australasia
region was 8.63Moz (2012: 8.34Moz) and the attributable Ore
Reserve, 3.81Moz (2012: 3.91Moz). Sunrise Dam accounted
for 37% and Tropicana 63% of the region’s Mineral Resource,
and around 4% and 6% of the group’s Mineral Resource and
Ore Reserve respectively.
Sustainability performance
Sustainable development
A sustainability management plan has been developed that
identiﬁes key actions to be undertaken to improve sustainability performance. Each operation is developing a sustainability
plan and reports quarterly on their respective performance in meeting site sustainability goals.
To achieve these plans, AngloGold Ashanti will continue
to ensure its people have the safety skills, tools and
supervision to go about their work safely. This is achieved
through training (Safety Leadership Programme) and the
promotion of safe behaviours on the part of all employees,
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
Australasia
subcontractors and visitors. The region has continued to
share its experiences and learnings from these and others
across the group.
Sustainability-related issues can emerge at any time during
the life of the mine, from exploration through to closure. With
Sunrise Dam moving to solely underground operation in
2014, there will be new challenges for the mine and the need to identify sustainability synergies across both Sunrise Dam and Tropicana.
People
A total of 925 people were employed on average by the
Australasia region – 281 full time employees and 644 contractors
– as compared with 494 in 2012. Productivity remained high,
with the Australasia region reporting 49.64oz/TEC in 2013
(2012: 43.46oz/TEC), the highest in the group.
Safety
No fatalities were reported and the AIFR for the region was 7.68 per million hours worked (2012: 6.33).
Sunrise Dam was re-certiﬁed to OSHAS 18001 by an external
third party.
Environment
There were two signiﬁcant incidents during the year related
to a diesel spill and a saline water spill at Tropicana. Clean-up activities for both events were undertaken immediately.
The high cost of energy remains a challenge in Australia.
Studies into the feasibility and advantages of piping natural gas, as an alternative to diesel, for power generation at both
Sunrise Dam and Tropicana are being ﬁnalised.
With open pit mining at Sunrise Dam coming to an end,
progressive bulk earthworks have been completed on the
waste dumps and the operation’s initial tailings storage facility has been fully rehabilitated.
Communities
Australia has a relatively stable operating environment in terms of community engagement. The Australasia region is, however, experiencing greater complexities and challenges in sustaining its operations as governments and communities request
more from mining companies and competition intensiﬁes for
resources. A vital element of community engagement in the
region is maintaining pro-active, transparent dialogue with
local communities and providing feedback as widely and
broadly as possible.
Under the community engagement strategy a number of
themes are based around the “think local” initiative with a
particular focus on local procurement, employment and small-
business development through support of local communities
and the establishment of an active youth engagement strategy.
Several indigenous businesses have been engaged in contracts to provide services at both operations. Most of these were
small to medium enterprises that continue to receive ongoing capacity development with AngloGold Ashanti.
AngloGold Ashanti has been pro-active in a campaign to
recruit residents from the Eastern Goldﬁelds of Western
Australia and among, in particular, local indigenous residents, for employment opportunities at its sites. Entry-level training programmes were introduced for indigenous candidates that
include on-the-job work experience and provide insight into
mining and working at a FIFO operation.
Outlook
During 2014, the Tropicana mine is expected to achieve full
production rates. This, together with productivity initiatives at Sunrise Dam, will contribute to increased production and
lower overall costs for the region. The region aims to contribute positively to the Project 500 goal of achieving improved
production with spend efﬁciencies.
In 2014, attributable production from the Australasia region is expected to be between 580,000oz and 622,000oz at a total
cash cost of between $711/oz and $760/oz (all-in sustaining
cost of $894/oz – $937/oz). Capital expenditure of $80m – $86m is planned.
53
BUSINESS REVIEW
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SECTION ONE

OPERATIONS – REGIONAL REVIEW continued
Americas
AMERICAS
The Americas, an important growth area for AngloGold Ashanti, includes operations and projects in Argentina, Brazil, Colombia and the United States.
Argentina
•
AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia,
the company’s sole operation in Argentina, with Fomicruz,
a state company operating in the province of Santa Cruz,
owning the remaining 7.5%. Located to the northwest
of Puerto San Julián in the province of Santa Cruz, Cerro
Vanguardia consists of multiple small open-pits with high
stripping ratios and multiple narrow-vein underground mines.
The metallurgical plant has a daily capacity of 3,000t and
includes a cyanide recovery facility.
Brazil
•
AngloGold Ashanti Córrego do Sítio Mineração (AGA
Mineração), which is wholly owned, comprises two operational units located in the state of Minas Gerais, close to the city of
Belo Horizonte:
•
The Cuiabá operation includes the Cuiabá and Lamego
mines and the Cuiabá and Queiroz plant complexes.
Cuiabá has been in operation for 26 years while Lamego
is a recently developed underground mine. Ore from the
Cuiabá and Lamego mines is processed at the Cuiabá
gold plant. The concentrate produced is then transported
15km by aerial ropeway to the Queiroz plant where milling,
ﬂotation, roasting, leaching, precipitation and reﬁning
occur. Total annual capacity of the complete Cuiabá circuit
is 1.7Mt and recoveries of 93% are achieved.
•
The Córrego do Sítio operation comprises one surface
(oxide) and two underground (sulphide) mines, as well as a
heap leach pad and sulphide plant.
•
Serra Grande, which is wholly owned, is located in
central Brazil in the state of Goiás, about 5km from the
city of Crixás. Serra Grande comprises three mechanised
underground mines: Mina III, Mina Nova (which includes the
Pequizão orebody) and Palmeiras – and an open-pit on the
outcrop of the Mina III orebody. One dedicated metallurgical plant treats all ore mined. Annual plant capacity, which has grinding, leaching, ﬁltration, precipitation and smelting
facilities, is 1.15Mt.
Colombia
•
Two advanced major exploration projects currently underway
in Colombia are La Colosa and Gramalote. Extensive
exploration activities are also being conducted in the region by either AngloGold Ashanti teams or together with joint venture partners. Refer to the Exploration Review for further details.
United States
•
AngloGold Ashanti holds a 100% interest in the Cripple
Creek & Victor (CC&V) Gold Mining Company’s Cresson
mine, located in the state of Colorado. A surface mining
operation provides ore to a crusher and valley leach facility, one of the largest in the world. Production from the mine life extension (MLE1) project is well underway and will continue
until 2016 at current mining rates. A second life extension and production expansion project (MLE2) is in implementation
phase and is expected to increase production signiﬁcantly
from 2015.
Production
09
10
11
12
13
(000oz)
816
842
891
953
1,001
AIFR
09
10
11
12
13
(per million hours worked)
7.12
5.66
6.33
4.34
3.58
Productivity
09
10
11
12
13
(oz/TEC)
21.18
22.44
20.70
17.47
16.63
Total cash costs and
all-in sustaining costs
($/oz)
09
10
11
12
13
362
432
569*
1,006
970
669*
671
Total cash costs All-in sustaining costs
(excluding stockpile
write-offs)
* Restated in terms of the adoption of IFRIC 20
Contribution to regional production by mine – 2013
(%)
AGA Mineração
39
Cerro Vanguardia
24
Cripple Creek & Victor
23
Serra Grande
14
KPI
KEY
PERFORMANCE
INDICATORS
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
Americas
Key statistics
Units
2013
2012
2011
Operational performance
Tonnes treated/milled Mt
26.7
25.7 23.6
Pay limit oz/t
0.026
0.024 0.026
g/t
0.897
0.822 0.891
Recovered grade oz/t
0.036
0.034 0.034
g/t
1.20
1.16 1.15
Gold production (attributable) 000oz
1,001
953 891
Silver (attributable) Moz
3.3
2.4 2.8
Total cash costs
(1)
$/oz
671
669 569
Total production costs
(1)
$/oz
886
907 834
All-in sustaining costs
(2)
$/oz
970
1,006
Capital expenditure (100% basis)
(1)
$m
410
409 466
– Attributable (including Colombia) $m
405
395 436
– Attributable (excluding Colombia) $m
391
387 433
Productivity oz/TEC
16.63
17.47 20.70
Safety
Number of fatalities
0
1 2
AIFR per million hours worked
3.58
4.34 6.33
People
Average no of employees: Total
(100% basis and excluding Colombia and Denver regional ofﬁce)
8,374
7,896 7,389
– Permanent employees
5,979
5,509 5,273
– Contractors
2,395
2,387 2,116
Employee turnover %
14
11 7
Training and development expenditure (excluding Colombia) $m
3
6 5
Environment (excludes Colombia)
Total water consumption ML
11,732
7,456 6,749
Total water use per tonne treated kL/t
0.44
0.29 0.28
Energy usage PJ
6.06
5.88 5.25
Total energy usage per tonne treated GJ/t
0.23
0.23 0.22
Total greenhouse gas (GHG) emissions
000t CO2e
399
389 348
Total GHG emissions per tonne treated
t CO2e/t
0.013
0.015 0.015
Cyanide
(3)
used t
6,203
5,807 4,795
No. of reportable environmental incidents
0
0 0
Total rehabilitation liabilities (includes Colombia): $m
236.6
249.5 230.3
– restoration $m
194.3
211.9 192.3
– decommissioning $m
42.3
37.6 38.0
Community and government (includes Colombia)
Community expenditure $m
5.7
5.1 4.9
Payments to government $m
314
356 302
– Dividends $m
8
10 7
– Taxation $m
103
146 121
– Withholding tax (royalties, etc.) $m
47
44 33
– Other indirect taxes and duties $m
8
10 11
– Employee taxes and other contributions $m
100
94 83
– Property tax $m
3
3 3
– Other $m
45
49 44
(1)
Restated in terms of the adoption of IFRIC 20.
(2)
Excluding stockpile write-offs.
(3)
Internation Cyanide Code Compliance: CC&V was certiﬁed in 2007 and recertiﬁed in 2014; Córrego do Sítio and Queiroz (AGA Mineração) and Serra.
Grande were certiﬁed in 2009 and recertiﬁed in 2012. Cerro Vanguardia was certiﬁed in 2011.
55
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

OPERATIONS – REGIONAL REVIEW continued
Americas
Review of the year
Operational performance
Production
Production from the Americas region increased by 5% over
2012, achieving a record of more than 1Moz of production.
The higher level of regional production reﬂected the ﬁrst full year of 100% ownership of Serra Grande and increased output
from Cerro Vanguardia, which delivered higher tonnages and
grades. AGA Mineração also delivered a strong performance
with increased tonnage and feed grades at both the Cuiabá
and Córrego do Sítio complexes in the second half of the year.
Production at CC&V’s Cresson mine has been affected by the
severe drought since 2010, with the lack of water reducing
percolation through the heap-leach pad; however, the increased availability of fresh water during 2013 positively impacted heap leach pad production.
The Americas region’s contribution to group attributable
production remained stable at around 24%. In addition, the
region produced 3.3Moz of silver as a by-product.
Costs
Regional costs were stable in 2013 compared with 2012,
largely due to the higher level of production from Argentina, cost management initiatives and the depreciation of both the Brazilian real and Argentinian peso. Costs were contained despite the
challenging inﬂationary environments in both countries. Higher costs at CC&V were driven by lower recoverable grades, the
longer haulage distances and increased prices of component
parts. Lower gold and silver prices resulted in reduced taxation and royalties at all operations.
Project 500 initiatives designed to develop efﬁciencies and
production improvements were implemented during the year.
At Cerro Vanguardia this work included underground mine
design optimisation and stabilisation of the carbon-in-leach and regeneration circuits.
Capital expenditure
Capital expenditure of $410m was 18% less than initially
forecast. This follows the group-wide review of costs and
strategic priorities to realign the group with the lower gold price environment. Much of the expenditure in 2013 was on
the expansion project at CC&V and the projects in Colombia,
which accounted for $189m in 2013.
Growth and improvement
CC&V’s expansion project (MLE2) progressed according to
plan and is expected to increase CC&V’s output signiﬁcantly.
The mill is scheduled to be commissioned by the end of 2014, with production due to begin in 2015.
Optimisation initiatives to improve efﬁciencies will continue at all operations. Savings initiatives covering labour, contractors, energy, consumables and working and stay-in-business
capital were implemented and completion is expected by
December 2014.
Colombia remains a key area of focus for the future of
the business. Studies and engagement with the local
communities remain active and the exploration programme
continues to yield promising results from the country. More
information on this work can be found in the Exploration
Review on page 62.
In Brazil, potential savings of around $34m were identiﬁed,
with a small portion realised in 2013. Most of the initiatives are anticipated to yield results in 2014. The cost and cash
management programme implemented in 2013 contemplates
productivity improvements, optimisation of operational
processes, reductions in power and materials pricing as well as reductions in administrative expenses.
Mineral Resource and Ore Reserve
As at 31 December 2013, the total attributable Mineral
Resource (inclusive of the Ore Reserve) for the Americas
region was 61.06Moz (2012: 61.59Moz) and the attributable
Ore Reserve, 8.82Moz (2012: 11.01Moz). This is equivalent to around 26% and 13% of the group’s Mineral Resource and Ore
Reserve respectively.
Sustainability performance
People
A total of 8,374 people were employed on average by the
Americas region – 5,979 full-time employees and 2,395
contractors – as compared to 7,896 in 2012. Productivity for the region was 16.63oz/TEC as compared to 17.47oz/TEC in 2012.
ANNUAL INTEGRATED REPORT 2013

OPERATIONS – REGIONAL REVIEW continued
Americas
The availability of mining skills remained a concern that is being accentuated in Brazil by preparations for the forthcoming FIFA
World Cup next year and the Olympic Games in Rio de Janeiro
in 2016.
Safety
No fatalities were reported in the Americas and the AIFR for the region was 3.58 per million hours worked in 2013 (2012: 4.34).
Health
Occupational health and medical surveillance systems across
the region continue to be effective, with only minor exposure non-conformances identiﬁed. Again, there were no reported
occurrences of occupational disease in the region, however the burden of non-occupational diseases is increasing. Operations within the region continue to address their speciﬁc challenges, and the focus over the next year will be on the consistent
application of guidelines in the execution of site speciﬁc health plans. Beyond the regional consolidation of health data, each site continues to monitor and report on metrics relevant to its particular operations.
In Brazil, non-work related illness remains the main challenge and is being addressed through the “Mais Viver” programme which
continues to generate active participation within the workforce.
Health initiatives continue to reach beyond the workplace and into communities through the off-site accident prevention campaign, community partnerships, and various health promotion lectures dealing with prevalent community issues.
Cerro Vanguardia has focused on strengthening existing
occupational health systems, with the optimisation of processes for medical surveillance, and the training of staff in speciﬁc areas including cyanide management, noise and dust management,
cardiopulmonary resuscitation, and ﬁrst aid.
Environment
There were no signiﬁcant environmental incidents during the
year. All operations in the Americas region are ISO 14001
compliant and all have been certiﬁed as being in compliance
with the international cyanide management code.
Communities
In order to conduct its business, it is important that the company has a social licence to operate which reﬂects the community’s goodwill towards the company and implies community
acceptance for a company to maintain or implement its projects and conduct its operations. It remains a key strategic objective to maintain this social licence at our operations.
In Brazil, the community strategy is based on investments
that aim to promote jobs, generate income, and improve
the quality of health and education in the communities that
surround our operations. Since 2010, the annual ‘Public
Call for Projects’ has helped to align AngloGold Ashanti’s
sustainability and economic development projects with the
needs of the community. Since then these public calls have
resulted in the approval of 98 projects which have directly
beneﬁtted 18,000 people.
Being pro-active in terms of community engagement is
particularly important at the Colombian operations, where we have experienced some community opposition to proposed
mining activities. Additionally, a concerted media strategy, involving the press, radio and television, was devised to seek to provide stakeholders with a strong understanding of how a project works and how such work could progress in the future, to their beneﬁt and that of all Colombia.
Outlook
In 2014, attributable production from the Americas is expected to be between 0.94Moz and 1Moz at a total cash cost of
between $714/oz and $762/oz (all-in sustaining cost of $990/oz –
$1,039/oz). Capital expenditure of between $419m and $452m is expected – to be spent mostly on the expansion project at CC&V, ore reserve development and asset integrity. Cost containment and enhanced productivity remain priorities.
57
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SECTION ONE

Mineral Resource is inclusive of the Ore Reserve component
unless otherwise stated. In complying with revisions to the
JORC code, the changes to AngloGold Ashanti’s Mineral
Resource and Ore Reserve were reviewed and it was concluded
that none of the changes are material to the overall valuation of the company. AngloGold Ashanti therefore resolved not to
provide the detailed reporting as deﬁned in Table 1 of the code.
The company will, however, continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve.
This drive is based on an active, well-deﬁned brownﬁelds
and greenﬁelds exploration programme, innovation in both
geological modelling and mine planning and continual
optimisation of its asset portfolio.
GOLD PRICE
The local prices of gold were used as a basis for estimation of the December 2013 declaration.
The JORC and SAMREC Codes require the use of reasonable
economic assumptions. These include long-range commodity
price forecasts which are prepared in-house.
MINERAL RESOURCE
The total Mineral Resource decreased from 241.5Moz in
December 2012 to 233.0Moz in December 2013. A gross
annual decrease of 2.8Moz occurred before depletion, while the net decrease after allowing for depletion is 8.5Moz. Changes in economic assumptions from December 2012 to December
2013 resulted in a 12.9Moz decrease to the Mineral Resource, whilst exploration and modelling resulted in an increase of
10.7Moz. Depletion from the Mineral Resource for the year
totalled 5.8Moz.
The Mineral Resource was estimated at a gold price of
US$1,600/oz (2012: US$2,000/oz).
ORE RESERVE
The AngloGold Ashanti Ore Reserve reduced from 74.1Moz in
December 2012 to 67.9Moz in December 2013. A gross annual
decrease of 6.2Moz includes depletion of 5.0Moz. The additional reduction of 1.2Moz in the Ore Reserve results from changes in economic assumptions from 2012 to 2013, which resulted in a
reduction of 3.4Moz to the Ore Reserve, while exploration and modelling changes resulted in an increase of 2.2Moz.
The Ore Reserve was calculated using a gold price of $1,100/oz
(2012: $1,300/oz).
MINERAL RESOURCE AND ORE RESERVE
Summary
AngloGold Ashanti’s Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and
Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009).
Local prices of gold
South Africa
Australasia
Brazil
Argentina
$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
2013 Ore Reserve
1,100
360,252
1,249
2,551
6,186
2013 Mineral Resource
1,600
434,112
1,606
3,304
8,106
ANNUAL INTEGRATED REPORT 2013

BY-PRODUCTS
Several by-products are recovered as a result of the processing of the gold Ore Reserve. These include 57,897t of uranium
oxide from the South African operations, 382,766t of sulphur from Brazil and 29.6Moz of silver from Argentina.
COMPETENT PERSONS
The information in this report relating to exploration
results, Mineral Resources and Ore Reserves is based on
information compiled by or under the supervision of the
Competent Persons as deﬁned in the JORC or SAMREC
Inclusive Mineral Resource
Moz
Mineral Resource as at 31 December 2012
241.5
Reductions
Kopanang
Negative exploration results deﬁned a large uneconomic area
(2.5)
Savuka
Depletions and transfers to TauTona and Mponeng
(3.0)
Obuasi
Revised domaining of Mineral Resource models
(2.4)
Geita
Gold price resulted in an increased cut-off
(1.6)
CC&V
Gold price, model grade and recovery factors
(2.1)
Other
Total of non-signiﬁcant changes
(3.8)
Additions
Mponeng
Transfers from the Savuka Mineral Resource
1.7
Kibali
Positive exploration results
2.0
La Colosa
Exploration growth tempered by reduced economics
1.2
Other
Total of non-signiﬁcant changes
2.6
Disposals
Kibali
Kibali South Inferred Mineral Resource transferred to SOKIMO
(0.6)
Mineral Resource as at 31 December 2013
233.0
Ore Reserve
Moz
Ore Reserve as at 31 December 2012
74.1
Reductions
Savuka
Depletions and transfers to TauTona and Mponeng
(0.5)
Moab Khotsong
Model changes and depletions
(0.5)
Sadiola
Model changes, economics and depletions
(0.7)
Geita
Economic changes had a signiﬁcant negative effect
(1.5)
CC&V
Lower gold price
(1.2)
Other
Total non-signiﬁcant changes
(3.0)
Additions
Mponeng
Mainly due to net effect of transfer from Savuka
0.8
Other
Total non-signiﬁcant changes
0.4
Ore Reserve as at 31 December 2013
67.9
Rounding of ﬁgures may result in computational discrepancies.
59
BUSINESS REVIEW
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SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

Codes. All Competent Persons are employed by AngloGold
Ashanti, unless otherwise stated, and have sufﬁcient
experience relevant to the style of mineralisation and type
of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the
inclusion of Exploration Results, Mineral Resource and Ore
Reserve information in this report, in the form and context in which it appears.
During the past decade, the company has developed and
implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and
Mineral Resource estimates. The following operations were
subject to an external review in line with the policy that each operation/project will be reviewed by an independent third party on average once every three years:
•
Mineral Resource and Ore Reserve at Kopanang and Great
Noligwa Mines
•
Mineral Resource and Ore Reserve at TauTona Mine
•
Ore Reserve at Kibali Mine
•
Mineral Resource at Gramalote
External reviews were conducted by the following companies:
AMEC (Kopanang, Great Noligwa, TauTona and Gramalote)
and Snowden (Kibali Mine). Certiﬁcates of sign-off have been received from all companies conducting the external reviews
to state that the Mineral Resource and/or Ore Reserve comply with the JORC Code and the SAMREC Code.
Numerous internal Mineral Resource and Ore Reserve process
reviews were completed by suitably qualiﬁed Competent
Persons from within AngloGold Ashanti. A documented chain
of responsibility exists from the Competent Persons at the
operations to the company’s Mineral Resource and Ore Reserve
Steering Committee. Accordingly, the Chairman of the Mineral
Resource and Ore Reserve Steering Committee, VA Chamberlain,
MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the Mineral Resource and
Ore Reserve processes for AngloGold Ashanti and is satisﬁed
that the Competent Persons have fulﬁlled their responsibilities.
A detailed breakdown of Mineral Resource and Ore Reserve
and backup detail is provided on the AngloGold Ashanti
website (www.anglogoldashanti.com).
MINERAL RESOURCE AND ORE RESERVE continued
Mineral Resource by region (attributable) inclusive of Ore Reserve
Gold
Tonnes
Grade
Contained gold
as at 31 December 2013
Category
million
g/t
Tonnes
Moz
South Africa
Measured
164.79
2.48
409.37
13.16
Indicated
949.84
2.07
1,968.70
63.30
Inferred
51.36
10.78
553.96
17.81
Total
1,165.99
2.51
2,932.03
94.27
Continental Africa
Measured
110.41
2.32
256.30
8.24
Indicated
475.62
2.52
1,197.92
38.51
Inferred
290.50
2.39
693.66
22.30
Total
876.52
2.45
2,147.88
69.06
Australasia
Measured
35.57
1.65
58.87
1.89
Indicated
70.92
2.10
148.71
4.78
Inferred
20.05
3.04
60.92
1.96
Total
126.54
2.12
268.51
8.63
Americas
Measured
293.87
1.06
310.12
9.97
Indicated
277.67
1.26
349.90
11.25
Inferred
1,268.53
0.98
1,239.20
39.84
Total
1,840.07
1.03
1,899.22
61.06
AngloGold Ashanti
Measured
604.64
1.71
1,034.66
33.27
Indicated
1,774.04
2.07
3,665.23
117.84
Inferred
1,630.45
1.56
2,547.74
81.91
Total
4,009.13
1.81
7,247.63
233.02
Rounding of ﬁgures may result in computational discrepancies.
ANNUAL INTEGRATED REPORT 2013

Mineral Resource by region (attributable) exclusive of Ore Reserve
Gold
Tonnes
Grade
Contained gold
as at 31 December 2013
Category
million
g/t
Tonnes
Moz
South Africa
Measured
15.33
18.11
277.65
8.93
Indicated
230.62
3.71
856.27
27.53
Inferred
17.00
18.74
318.52
10.24
Total
262.95
5.52
1,452.43
46.70
Continental Africa
Measured
22.89
3.68
84.32
2.71
Indicated
244.05
2.24
546.35
17.57
Inferred
289.56
2.39
691.73
22.24
Total
556.50
2.38
1,322.40
42.52
Australasia
Measured
3.21
0.87
2.80
0.09
Indicated
43.29
1.97
85.30
2.74
Inferred
20.05
3.04
60.92
1.96
Total
66.55
2.24
149.02
4.79
Americas
Measured
152.12
0.95
145.07
4.66
Indicated
203.04
1.04
211.91
6.81
Inferred
1,265.98
0.97
1,225.98
39.42
Total
1,621.13
0.98
1,582.96
50.89
AngloGold Ashanti
Measured
193.55
2.63
509.83
16.39
Indicated
720.99
2.36
1,699.83
54.65
Inferred
1,592.59
1.44
2,297.16
73.86
Total
2,507.13
1.80
4,506.82
144.90
Ore Reserve by region (attributable)
Gold
Tonnes
Grade
Contained gold
as at 31 December 2013
Category
million
g/t
Tonnes
Moz
South Africa
Proved
150.77
0.68
102.05
3.28
Probable
731.97
1.17
859.08
27.62
Total
882.75
1.09
961.13
30.90
Continental Africa
Proved
67.88
2.22
150.35
4.83
Probable
250.06
2.44
608.99
19.58
Total
317.93
2.39
759.34
24.41
Australasia
Proved
32.37
1.73
56.08
1.80
Probable
27.16
2.30
62.33
2.00
Total
59.53
1.99
118.41
3.81
Americas
Proved
140.68
1.05
148.17
4.76
Probable
78.25
1.61
126.06
4.05
Total
218.93
1.25
274.23
8.82
AngloGold Ashanti
Proved
391.70
1.17
456.65
14.68
Probable
1,087.44
1.52
1,656.45
53.26
Total
1,479.14
1.43
2,113.11
67.94
Rounding of ﬁgures may result in computational discrepancies.
61
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

GREENFIELDS AND BROWNFIELDS
EXPLORATION
Exploration at AngloGold Ashanti has two key processes aimed at adding signiﬁcant value for the company:
•
Greenﬁelds exploration, which aims to make large, high-
value gold discoveries leading directly to new mines.
•
Brownﬁelds exploration, which is focused on delivering
value through incremental additions to the Ore Reserve in
existing mines as well as new discoveries in deﬁned areas
around existing operations.
Greenﬁelds exploration
AngloGold Ashanti’s greenﬁelds exploration team has been
recognised as an industry leader and has a proven track
record that includes the world-class discoveries of La Colosa,
Gramalote and Tropicana. These discoveries can be attributed to our committed and professional team of explorationists who work on a portfolio of highly prospective and strategic ground holdings. Greenﬁelds exploration provides a pipeline of high-
quality and rigorously prioritised exploration projects, which in turn lead to the discovery of new deposits and mines.
AngloGold Ashanti’s greenﬁelds exploration business unit
underwent signiﬁcant re-organisation in 2013, with the
refocusing of the group’s project portfolio to achieve a cost saving of more than 25% in 2013 from an initially approved
$100m to actual realised expenditure of $75m. Greenﬁelds
also adjusted the portfolio for a signiﬁcantly reduced budget of approximately $35m in 2014. The global greenﬁelds exploration footprint was rationalised by 26,000km 2 but AngloGold Ashanti remains committed to its core greenﬁelds projects and still
retains over 23,000km 2 of highly-prospective ground in three countries – Australia, Colombia and Guinea – while also
maintaining small ground positions in Argentina and Brazil.
In 2013, advanced greenﬁelds exploration activities were
conducted in six countries with over 161km of diamond,
reverse circulation and aircore drilling completed. Drilling programmes aimed to test new high-priority targets in Australia,
Brazil, the DRC and the Solomon Islands, and continued to
delineate existing discoveries in Guinea and Colombia.
Withdrawal or divestment of projects following the restructuring of the group’s portfolio were conducted in the Middle East and
North Africa region, the Solomon Islands, the DRC and the
United States. Where the company has halted or suspended
its activities, or is in the process of doing so, it will do so in a sensitive and responsible manner. The company intends to
meet its community obligations and will work to ensure effective environmental rehabilitation is completed at its exploration sites as required.
EXPLORATION REVIEW
The strategic review of the project development and exploration programmes resulted in signiﬁcant realignment of the global exploration programme.
Breakdown of exploration spend by activity
($m)
Brownfields* 146
Greenfields 75
Prefeasibility studies 100
Other 26
* Capitalised and expensed
Greenfields spend by region
($m)
South Africa 1
Continental Africa 16
Australasia 25
Americas 30
Middle East, North Africa 3
Brownfields spend by region
($m)
South Africa 10
Continental Africa 65
Australasia 17
Americas 54
ANNUAL INTEGRATED REPORT 2013

Brownﬁelds exploration
AngloGold Ashanti actively drives the creation of value
by seeking to continually grow its Mineral Resource and
Ore Reserve. This is based on a well-deﬁned and active
brownﬁelds exploration programme, innovation in geological
modelling and mine planning, and continual optimisation
of the asset portfolio. In 2013, a total of $146m was spent
on brownﬁelds exploration ($51m capitalised and $95m
expensed). Brownﬁelds exploration was undertaken around
most operating mines and advanced projects. Over 590km
of diamond, reverse circulation and aircore drilling was
completed on brownﬁelds projects.
South Africa
Exploration continued with a total of 10 surface holes being drilled during the year, comprising four at Mponeng’s Western
Ultra-Deep Levels (WUDLs), three at Moab Khotsong, two
at Project Zaaiplaats, and the completion of one shallower
surface hole to the south west of Kopanang. A total of 9,476m was drilled.
Mponeng (WUDLs): UD51 intersected a low-grade thin channel
Ventersdorp Contact Reef at a depth of 3,837.5m in February
2013. A long deﬂection is currently being drilled to obtain a second cluster about 100m from the original intersection and targeting thicker reef channel. The deﬂection has advanced to
3,384.6m and is approximately 450m from reef. UD59 reached
a depth of 3,645m when the drill rod string was dropped.
This resulted in the bottom 2,100m of the original hole being abandoned. Re-drilling of the hole has advanced to 1,893.8m.
Similar in-hole problems were experienced at UD60. Re-drill has advanced from 304.5m to 1,156.5m. Percussion drilling at UD58 began in December and reached a depth of 472m.
Moab Khotsong: MGR6 advanced to 2,416.9m before it
was stopped in May 2013 in response to a call to reduce
capital expenditure. MHH2 intersected a poorly developed
reef at 3,144.0m in April 2013. The intersection is an unusual development of Vaal Reef in a fault zone. Further plans to drill
MHH3 were abandoned and the Hormah Prospecting Right
that was due to expire in July 2013 was allowed to lapse.
MCY6 was stopped at a depth of 3,039.4m in April 2013 after
structural modeling showed that the Vaal Reef target blocks
lie much deeper and further to the east, beyond the Mining
Rights boundary.
Zaaiplaats: MMB6 was the ﬁrst of two Project Zaaiplaats holes to be drilled. The surface hole diamond drilling was completed within one year. MMB6 intersected Vaal Reef at 3,309.7m,
only 11.3m above the depth expected from the 3-D seismic
structural model. MMB7 the second of the Project Zaaiplaats
holes intersected the Vaal Reef at 3,335.1m, 29m below the
modelled reef position.
Kopanang: KGD12 was the ﬁnal borehole in the Kopanang
shallow-surface drilling programme. The hole was drilled to
deﬁne the eastern margin of the high-grade VCR zone that was intersected in KGD8.
Continental Africa
Democratic Republic of the Congo
Total drilling for exploration at Kibali was 15,904m, with an additional 6,151m drilled on regional projects. Two areas
were identiﬁed in the Karagba-Chauffeur-Durba (KCD) deposit
as having a high potential for Mineral Resource conversion,
9000 Lode up-plunge and 5000 Lode down-plunge, which
incorporated drilling of the 3000 Lode down-plunge. Drilling to test the 5000 Lode up-plunge of KCD was also completed in
the Durba Hill area. Drilling was also undertaken at Mengu Hill,
Ndala and Pakaka, with a review of historic data completed at the Gorumbwa deposit.
Results from the 9000 Lode conﬁrmed the Mineral Resource
potential, although the results indicate that drill-testing of the eastern portion up-plunge programme is of lower priority to
targeting higher grades zones further up dip. Drilling of the
5000 and 3000 Lode down-plunge indicate that the 3000 Lode
diminishes in grade and thickness down plunge from KCD but
continued strong mineralisation is associated with the 5000
Lode, despite some structural complexity.
“
Greenﬁelds exploration provides a pipeline
of high-quality and rigorously prioritised
exploration projects, which in turn lead to the
discovery of new deposits and mines.
”
63
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SECTION THREE
SECTION TWO
SECTION ONE

Drilling of the up-plunge continuation of the 5000 Lode into the
Durba Hill area of the KCD deposit conﬁrmed the continuation of mineralisation, but also supported previously interpreted thinning of the mineralisation towards Gorumbwa.
At Mengu Hill, drilling showed that while there was reduced
thickness and grade up-plunge, the down-plunge zone was
underestimated. Sampling of geotechnical holes was also
completed at Mengu Hill where they intersected the mineralisation.
At the Gorumbwa Deposit, a detailed re-logging and selective sampling of all historical Moto and KGM holes was undertaken.
Digital capturing of historic underground mine plans to develop a 3D wireframe of workings was completed. The results of
limited drilling at Ndala were disappointingly low in tenor.
Ghana
At Obuasi, a total of 5,902m was drilled, with 5,127m
underground exploration and 775m surface exploration.
Underground drilling took place from 24S-383E, targeting the
Sansu 3/Red Zone 9 area. Surface drilling was limited to inﬁll at
Gyabunsu North.
At Iduapriem, a total of 4,813m RC pre-collar and diamond
tail drilling was completed in Blocks 7 and 8. In addition, four diamond drill holes were drilled in the Ajopa area for geotechnical purposes but the data will inform the geological and Mineral
Resource model. Reconnaissance mapping and sampling was
undertaken around blocks 1, 5, 7 & 8 Footwall, and Bankyim.
Guinea
At Siguiri, brownﬁelds exploration activities concentrated on the Block 1 licence area with a total of 86,200m drilled. Drilling focused on reconnaissance, Mineral Resource delineation and
inﬁll projects both for oxide and fresh-rock targets. Block 1 target generation programmes included induced polarisation
(IP) and resistivity geophysical surveys over Komatiguiya NW,
Niono and Seguelen. An updated geological map of the total
Siguiri lease area was also completed during the year.
Sterilisation drilling of the new tailing storage facility (TSF) return water dam south of the main CIP plant was completed with no
signiﬁcant gold values reported.
Fresh-rock drilling focused on the mineralisation potential
below the pits of Bidini, Kami and Seguelen, with limited
fresh-rock drilling also at Eureka, Kossise South East, and the
Komatiguiya target. At Bidini pit access and drilling issues led to the introduction of directional drilling capabilities on site. At Kami, several encouraging assay results have been received to date, along with frequent reports of visible gold in the drill core. Fresh-
rock drilling at Seguelen tested the continuation of mineralisation in fresh rock below Seguelen Pushback 1 and 2. Drilling identiﬁed three sets of gold-bearing quartz-carbonate veins, with the
mineralisation also showing a strong lithological control.
Greenﬁelds exploration drilling continued to delineate signiﬁcant oxide mineralisation on the Kounkoun trend, located within
50km of the Siguiri mine, in Block 3. To date, mineralisation has been deﬁned through drilling over 6,300m and 1,900m
strike lengths in the eastern and western zones, respectively.
The oxidised zone is typically between 60m and 100m deep,
below which mineralisation continues in fresh rock. In 2013, a total of over 7,000m of aircore, 35,000m of reverse circulation and 3,100m of diamond drilling was completed with drilling
continuing to indicate further upside potential. Results from these drill programmes were very encouraging and included,
but were not limited to (true widths), 38.4m @ 2.97g/t Au
in KKRC373, 52.2m @ 2.11g/t Au in KKRC361 and 15.5m
EXPLORATION REVIEW continued
“
AngloGold Ashanti seeks to actively drive
the creation of value by continually growing its
Mineral Resource and Ore Reserve.
”
ANNUAL INTEGRATED REPORT 2013

@ 5.58g/t Au in KKRC456*. Within Block 2 and Block 4,
reconnaissance drilling and ground geophysical surveying
was completed.
Tanzania
At Geita, a total of 38,239m of drilling was completed.
A signiﬁcant portion of exploration effort was dedicated to inﬁll drilling programmes in active open pits (Geita Hill, Nyankanga and Star & Comet), as well as on their respective extensions.
Limited pre-resource drilling programmes were undertaken to
test ‘blue sky’ targets.
Two holes were drilled at Nyankanga to test a revised
geological model that indicates the potential for repetitions of the Nyankanga style of mineralisation at depth, beneath the
current pit. Both drill holes intersected mineralisation, with one intersecting a mineralised Banded Ironstone Formation
package at a depth of approximately 800m.
Non-drilling activities undertaken during the year included
regional and target-scale mapping, target consolidation, pit mapping and geology modelling. Considerable advances have
been made in the geological understanding at both deposit and regional scales.
Mali
A total of 40,220m of reverse circulation drilling was completed at Sadiola and Yatela, with the focus on Sadiola where 28,038m expensed drilling was completed at Sadiola NE, Sadiola
FNE, Sadiola Strike Extension, Tambali, Voyager West, S12,
and Timbabougouni. Capital drilling amounted to 9,134m of
reverse circulation at FN3 and 2,264 reverse circulation metres dedicated to sterilisation of the North-East corner of the Sadiola
Sulphide Project waste dumps.
At Sadiola work was completed on a number of oxide targets
close to the FE3/4 complex, Tambali and Sadiola as well as
further away along known mineralised extensions. At S12
prospect, further exciting drilling results were recorded with both oxide and sulphide potential. The prospect is however
situated adjacent to the existing TSF and indications are that mining will impact on the integrity of the TSF. Positive results for follow up have also been achieved at Tambali targets. Inﬁll drilling was completed at FN3 to improve conﬁdence in the
Mineral Resource and inﬁll drilling at Tambali will be incorporated into the next Mineral Resource model.
Australasia
Australia
Drilling at Sunrise Dam included surface and underground
diamond and reverse-circulation drilling totalling 52.9km.
Drilling activities were largely focused on inﬁll and extension targets following budget restructuring which resulted in the demobilising of all surface diamond rigs (for the MLE project)
and all underground diamond rigs until late into the third quarter of the year. Most drilling at Sunrise Dam was conducted with underground reverse-circulation rigs (24.1km).
In Western Australia, greenﬁeld exploration activities on the
Tropicana project, in joint venture with Independence Group NL
(AngloGold Ashanti interest 70%), progressed well through the year with over 72,000m of aircore, 4,800m of reverse circulation and 600m of diamond drilling completed. Encouraging results
were returned from several prospects. Geophysical surveys
were also completed over key prospects and included airborne
EM and magnetics, ground-based IP and EM, and seismic
surveying. Results from these surveys are currently being
assessed and will be used to plan follow-up work in 2014. In
New South Wales, a farm-in agreement was executed with
Mungana Goldmines to explore for Au-Cu porphyries. During
the year, ground gravity and induced polarisation geophysical surveying was progressed over key prospective areas to assist in delineating targets for diamond drill testing.
Americas
Argentina
At Cerro Vanguardia, a total of 60,688m were drilled in
programmes designed for Mineral Resource expansion and
extension. Follow-up drilling for vein extensions along strike and
65
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

“
Exploration (37,459m) in the Gramalote area
was focused on inﬁll drilling to support the
updated Mineral Resource estimation for the
Gramalote Central deposit.
”
EXPLORATION REVIEW continued
at depth, guided by geophysical surveys, identiﬁed additional mill feed material. Exploration and Mineral Resource modeling also successfully identiﬁed material to process at the heap
leach facility.
Brazil
In the Iron Quadrangle, the Mineral Resource development
drilling programmes (89,322m) continued at the Cuiabá and
Lamego mines with a continued emphasis on support to long-
term planning and Mineral Resource deﬁnition. The surface
drilling programmes at the Córrego do Sítio mine continued to expand the oxide Mineral Resource, while underground drilling at Córrego do Sítio focused on developing the Sangue do Boi
and São Bento Mineral Resource for production. Regional
exploration programmes were conducted to test various near-
mine satellite projects.
At Serra Grande, drilling totalled 62,310m. The exploration
focused on the newly identiﬁed Inga mineralised structure
below the Pequizão ore body. Regional early phase exploration continued, with geophysical surveys and soil sampling campaigns continuing to be useful methods for target identiﬁcation in
preparation for surface drilling programmes in the district.
In Brazil, greenﬁelds exploration progressed on the Graben
project, in joint venture with Graben Mineração (AngloGold
Ashanti interest 51%). Following the completion of high-resolution airborne radio/magnetics surveying and reconnaissance soil
geochemistry, approximately 13,000m of aircore and 3,000m
of diamond drilling were completed on priority targets within the highly prospective Juruena Belt.
Colombia
Quebradona: In Colombia, focused greenﬁelds exploration
efforts continued at the Nuevo Chaquiro target, part of the
Quebradona project, in a joint venture with B2Gold (AngloGold
Ashanti’s interest 84.6%) with over 12,000m of diamond
drilling completed. The Nuevo Chaquiro target is a porphyry-
related, copper-gold mineralised stockwork system, located
within the Western Cordillera, where long intersections of
copper mineralisation with gold credits were intersected
during 2012. Diamond drilling in 2013 aimed to delineate the limits of this zone and deﬁne the presence of a higher-grade core. Results from the year’s drill programmes were very
encouraging, and included, but were not limited to, 686m @
0.72% Cu and 0.33g/t Au in CHA-039, 402m @ 0.53% Cu
and 0.26g/t Au in CHA-032, and 430m @ 0.48% Cu and
0.22g/t Au in CHA-046*.
Gramalote: Exploration (37,459m) in the Gramalote area was
focused on inﬁll drilling to support the updated Mineral Resource estimation for the Gramalote Central deposit. This programme included the drilling of a detailed grade-control spaced block.
Drilling programmes were also conducted to expand the
nearby Monjas West target. As part of the prefeasibility study, additional drill holes were completed to support highwall design and condemnation drilling for the proposed plant site, waste rock, and tailings storage facilities.
La Colosa: At La Colosa, the Mineral Resource development
drilling (10,002m) continued at a slower pace compared
to previous years as the emphasis was on other project-
related drilling which was expanded to support geotechnical, hydrological and site infrastructure studies. The geological model was updated during the year as part of the Mineral
Resource addition that expanded the deposit to the north-west and at depth. The main deposit remains open to the north-west and drilling continues to explore the limits of the ore body.
United States
The Mineral Resource development drilling programme continued
during the year at Cripple Creek & Victor. A total of 43,691m was completed. Inﬁll drilling continued to improve deﬁnition of material within the current mine designs that will feed the mill facility currently under construction. Other drilling was directed toward identifying expansion opportunities for the current open pit operations
through highwall laybacks. Selective drilling was also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feed material.
*   See AngloGold Ashanti 2013 quarterly reports and market releases on exploration activities for full details.
ANNUAL INTEGRATED REPORT 2013

FIVE-YEAR SUMMARIES:
Operational, ﬁnancial and sustainability statistics
Production volumes
Attributable tonnes treated/milled (Mt)
2013
2012
2011
2010
2009
South Africa
39.2
22.2 16.4 17.1 17.6
Vaal River
Great Noligwa
0.4
0.5 0.5 0.7 0.8
Kopanang
1.0
0.9 1.5 1.6 1.5
Moab Khotsong
0.7
0.6 0.9 1.0 0.8
Tau Lekoa
(1)
0.6 1.2
West Wits
Mponeng
1.6
1.3 1.6 1.8 1.9
Savuka
(2)
0.2 0.2 0.1 0.2
TauTona
(2)
1.0
0.8 1.0 1.1 1.5
Surface Operations
Surface Operations
(3)
34.5
17.9 10.7 10.2 9.7
Continental Africa
26.9
27.8 26.3 25.7 27.1
Ghana
Iduapriem
4.8
4.6 4.3 3.4 3.4
Obuasi
1.7
2.1 2.0 2.6 4.6
Guinea
Siguiri (85%)
10.2
10.1 9.7 8.8 8.8
Mali
Morila (40%)
1.4
1.8 1.8 1.7 1.7
Sadiola (41%)
2.0
1.9 2.0 1.8 1.7
Yatela (40%)
1.0
1.1 1.1 1.2 1.1
Namibia
Navachab
(4)
1.4
1.4 1.5 1.5 1.3
Tanzania
Geita
4.0
4.8 3.9 4.7 4.5
DRC
Kibali (45%)
0.4
Australasia
4.3
3.4 3.6 3.6 3.9
Australia
Sunrise Dam
3.5
3.4 3.6 3.6 3.9
Tropicana (70%)
0.9
Americas
26.7
25.7 23.6 23.8 21.6
Argentina
Cerro Vanguardia (92.5%)
2.3
1.7 1.0 1.0 0.9
Brazil
AGA Mineração
2.3
2.2 1.7 1.6 1.5
Serra Grande
(5)
1.3
0.9 0.6 0.6 0.5
United States
Cripple Creek & Victor
20.8
20.9 20.3 20.6 18.7
AngloGold Ashanti
97.1
79.1 69.9 70.2 70.2
(1)
Sold in August 2010.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(4)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(5)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
67
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

FIVE-YEAR SUMMARIES: continued
Operational, ﬁnancial and sustainability statistics
Production volumes (continued)
Average grade recovered (g/t)
Attributable gold production (000oz)
2013
2012
2011
2010
2009
2013
2012
2011
2010
2009
South Africa
1,302
1,212 1,624 1,785 1,797
Vaal River
Great Noligwa
6.15
5.72 5.58 5.99 5.73
83
84 94 132 158
Kopanang
5.23
5.40 6.47 6.13 6.74
178
164 307 305 336
Moab Khotsong
9.47
8.16 9.39 9.03 9.36
212
162 266 292 247
Tau Lekoa
(1)
3.32 3.32 63 124
West Wits
Mponeng
7.10
9.40 9.71 9.48 8.66
354
405 500 532 520
Savuka
(2)
6.09 6.69 5.30 5.45 37 49 22 30
TauTona
(2)
7.34
7.63 7.55 7.01 7.29
235
189 244 259 218
Surface Operations
Surface Operations
(3)
0.22
0.30 0.48 0.54 0.53
240
172 164 179 164
Continental Africa
1,460
1,521 1,570 1,492 1,585
Ghana
Iduapriem
1.43
1.22 1.44 1.70 1.72
221
180 199 185 190
Obuasi
(4)
4.94
4.79 4.82 5.16 5.18
239
280 313 317 381
Guinea
Siguiri (85%)
0.82
0.76 0.79 0.97 1.11
268
247 249 273 316
Mali
Morila (40%)
1.23
1.41 1.70 1.70 2.47
57
81 99 95 137
Sadiola (41%)
1.34
1.64 1.90 2.04 2.52
86
100 121 118 135
Yatela (40%)
0.93
1.06 1.04 1.23 3.62
27
29 29 60 89
Namibia
Navachab
(5)
1.39
1.59 1.46 1.80 1.58
63
74 66 86 65
Tanzania
Geita
3.54
3.47 3.98 2.36 1.89
459
531 494 357 272
DRC
Kibali (45%)
3.41
40
Australasia
342
258 246 396 401
Australia
Sunrise Dam
2.46
2.39 2.16 3.40 3.22
276
258 246 396 401
Tropicana (70%)
2.40
66
Americas
1,001
953 891 842 816
Argentina
Cerro Vanguardia
(92.5%)
6.58
6.48 6.23 6.11 6.51
241
219 196 194 192
Brazil
AGA Mineração
(4)
5.70
6.07 7.43 7.21 7.02
391
388 361 338 329
Serra Grande
(6)
3.42
3.36 3.59 4.05 4.52
138
98 67 77 77
United States
Cripple Creek & Victor
0.34
0.40 0.39 0.43 0.46
231
247 267 233 218
AngloGold Ashanti
4,105
3,944 4,331 4,515 4,599
(1)
Sold in August 2010.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(4)
The grades from Obuasi and AGA Mineração represent those for their underground operations.
(5)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(6)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
ANNUAL INTEGRATED REPORT 2013

Productivity (oz/TEC)
2013
2012
2011
2010
2009
South Africa
4.47
4.19 5.85 5.63 5.70
Vaal River
Great Noligwa
2.51
2.34 2.72 3.35 2.86
Kopanang
3.11
2.61 4.79 4.67 5.63
Moab Khotsong
4.22
3.05 5.03 5.61 5.79
Tau Lekoa
(1)
1.92 3.43
West Wits
Mponeng
5.33
6.33 8.38 8.72 8.11
Savuka
(2)
3.98 4.83 1.68 2.38
TauTona
(2)
4.01
4.03 5.13 5.34 5.16
Surface Operations
Surface Operations
(3)
9.35
9.86 21.32 39.80 58.27
Continental Africa
9.97
10.97 11.41 11.24 12.23
Ghana
Iduapriem
18.41
15.61 16.97 16.44 17.63
Obuasi
4.10
5.19 5.68 5.61 6.72
Guinea
Siguiri (85%)
12.88
12.10 12.03 14.75 17.58
Mali
Morila (40%)
17.88
35.72 42.00 36.04 40.70
Sadiola (41%)
10.56
12.27 15.53 15.82 23.14
Yatela (40%)
10.21
8.82 8.89 20.39 30.80
Namibia
Navachab
(4)
5.63
6.43 7.00 10.46 9.33
Tanzania
Geita
15.55
19.20 18.11 14.14 10.87
DRC
Kibali (45%)
83.56
Australasia
49.64
43.46 40.29 66.77 73.52
Australia
Sunrise Dam
50.22
43.46 40.29 66.77 73.52
Tropicana (70%)
47.37
Americas
16.63
17.47 20.70 22.44 21.18
Argentina
Cerro Vanguardia (92.5%)
20.89
18.21 17.64 20.64 22.83
Brazil
AGA Mineração
12.97
14.22 17.41 18.32 15.45
Serra Grande
(5)
11.19
11.45 12.98 15.88 17.51
United States
Cripple Creek & Victor
37.45
37.46 44.31 42.40 49.46
AngloGold Ashanti
8.14
8.07 9.32 9.15 9.40
(1)
Sold in August 2010.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(4)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(5)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
69
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

FIVE-YEAR SUMMARIES: continued
Operational, ﬁnancial and sustainability statistics
Costs
Total cash costs
($/oz produced)
All-in sustaining costs
(2)
($/oz sold)
2013
(1)
2012
(1)
2011
2010
2009
2013
2012
South Africa
850
873 694 598 466
1,120
1,189
Vaal River
Great Noligwa
1,100
1,226 1,194 884 794
1,305
1,530
Kopanang
918
1,015 681 613 406
1,255
1,497
Moab Khotsong
797
1,040 689 588 424
1,223
1,634
Tau Lekoa
(3)
921 718
West Wits
Mponeng
719
639 546 453 329
1,016
883
Savuka
(4)
1,041 864 1,100 1,115 1,607
TauTona
(4)
920
924 818 700 559
1,149
1,316
Surface Operations
Surface Operations
(5)
883
943 660 485 341
969
754
Continental Africa
869
830 698 712 608
1,202
1,235
Ghana
Iduapriem
861
955 800 666 516
1,025
1,437
Obuasi
1,406
1,187 862 744 630
2,214
2,021
Guinea
Siguiri (85%)
918
938 849 643 519
1,085
1,105
Mali
Morila (40%)
773
767 810 715 527
1,051
765
Sadiola (41%)
1,334
1,169 816 650 488
1,510
1,249
Yatela (40%)
1,530
1,758 1,530 807 368
1,653
1,888
Namibia
Navachab
(6)
691
1,036 1,012 727 622
781
1,329
Tanzania
Geita
515
427 350 777 954
833
816
DRC
Kibali (45%)
471
9,065
Australasia
1,047
1,211 1,431 982 662
1,376
1,680
Australia
Sunrise Dam
1,110
1,126 1,367 957 646
1,321
1,470
Tropicana (70%)
568
1,113
Americas
671
669 569 432 362
970
1,006
Argentina
Cerro Vanguardia (92.5%)
622
576 368 366 355
912
935
Brazil
AGA Mineração
646
696 529 407 339
1,023
1,114
Serra Grande
719
821 768 481 406
970
1,168
United States
Cripple Creek & Victor
732
638 564 493 376
927
817
AngloGold Ashanti
830
829 703 638 514
1,174
1,251
(1)
Total cash costs were restated for 2011 and 2012 in terms of the adoption of IFRIC 20.
(2)
All-in sustaining costs are available for 2012 and 2013 only.
(3)
Sold in August 2010.
(4)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(6)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
ANNUAL INTEGRATED REPORT 2013

Financial performance
Gold income ($m)
2013
2012
2011
2010
2009
South Africa
1,810
2,013 2,560 2,207 1,665
Vaal River
Great Noligwa
118
139 148 163 136
Kopanang
252
273 483 376 295
Moab Khotsong
294
270 418 360 215
Tau Lekoa
(1)
72 107
West Wits
Mponeng
501
674 790 663 524
Savuka
(2)
61 78 28 25
TauTona
(2)
331
315 387 322 216
Surface Operations
Surface Operations
(3)
314
281 256 223 147
Continental Africa
2,111
2,609 2,530 1,868 1,435
Ghana
Iduapriem
301
304 308 218 169
Obuasi
341
468 493 348 334
Guinea
Siguiri (85%)
385
388 407 313 260
Mali
Morila (40%)
80
135 157 117 135
Sadiola (41%)
121
169 189 143 134
Yatela (40%)
40
48 46 71 89
Namibia
Navachab
(4)
88
123 104 101 58
Tanzania
Geita
640
906 753 501 203
DRC
Kibali (45%)
49
Non-controlling interests
66
68 73 56 53
Australasia
441
426 385 466 221
Australia
Sunrise Dam
368
426 385 466 221
Tropicana (70%)
73
Americas
1,425
1,656 1,487 1,124 805
Argentina
Cerro Vanguardia (92.5%)
316
366 275 214 182
Brazil
AGA Mineração
559
635 565 405 289
Serra Grande
(5)
199
162 101 97 70
United States
Cripple Creek & Victor
325
409 423 293 171
Non-controlling interests
26
84 123 115 93
Sub-total
5,787
6,704 6,962 5,665 4,126
Equity-accounted investments
(290)
(351) (392) (331) (358)
AngloGold Ashanti
5,497
6,353 6,570 5,334 3,768
(1)
Sold in August 2010.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(4)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(5)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
71
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

FIVE-YEAR SUMMARIES: continued
Operational, ﬁnancial and sustainability statistics
Capital expenditure ($m)
2013
(1)
2012
(1)
2011
2010
2009
South Africa
451
583 532 424 385
Vaal River
Great Noligwa
13
27 29 24 24
Kopanang
52
94 92 61 58
Moab Khotsong
117
159 147 120 104
Tau Lekoa
(2)
10 17
West Wits
Mponeng
171
195 172 122 109
Savuka
(3)
20 8 9 13
TauTona
(3)
59
73 79 75 57
Surface Operations
Surface Operations
(4)
39
15 5 3 3
Continental Africa
839
925 569 234 198
Ghana
Iduapriem
28
95 73 17 28
Obuasi
196
185 132 109 94
Guinea
Siguiri (85%)
25
28 15 10 22
Mali
Morila (40%)
13
1 1 1 4
Sadiola (41%)
42
37 14 8 4
Yatela (40%)
3
2 1 2 1
Namibia
Navachab
(5)
5
15 48 14 20
Tanzania
Geita
154
216 206 38 19
DRC
Kibali (45%)
341
263 73 30
Mongbwalu (86.22%) 77 1
Other and non-controlling interests
32
6 5 5 6
Australasia
285
369 102 40 177
Australia
Boddington (33.3%) 146
Sunrise Dam
39
49 27 29 31
Tropicana (70%)
241
315 73 10
Other
5
5 2 1
Americas
410
409 466 311 258
Argentina
Cerro Vanguardia (92.5%)
64
88 81 38 17
Brazil
AGA Mineração
123
162 261 142 84
Serra Grande
(6)
40
33 22 26 33
United States
Cripple Creek & Victor
157
100 67 73 87
Other and non-controlling interests
26
26 35 32 37
Other
8
36 17 6 9
Sub-total
1,993
2,322 1,686 1,015 1,027
Equity-accounted investments
(411)
(303) (89) (42) (8)
AngloGold Ashanti
1,582
2,019 1,597 973 1,019
(1)
Capital expenditure for 2011 and 2012 has been restated in line with the adoption of IFRIC 20.
(2)
Sold in August 2010.
(3)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(4)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(5)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(6)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
ANNUAL INTEGRATED REPORT 2013

Average no. of employees (permanent and contractor employees)
2013
2012
2011
2010
2009
South Africa
32,406
34,186 32,082 35,660 37,425
Vaal River
Great Noligwa
2,731
3,063 2,967 3,315 4,739
Kopanang
5,365
6,014 5,892 5,938 6,059
Moab Khotsong
5,692
6,645 6,581 6,452 6,069
Tau Lekoa
(1)
2,737 3,114
West Wits
Mponeng
6,516
6,262 5,788 5,778 6,029
Savuka
(2)
1,157 815 981 1,054
TauTona
(2)
5,256
4,472 4,507 4,609 4,293
Surface Operations
Surface Operations
(3)
2,142
1,874 745 374 234
Other
4,704
4,699 4,787 5,476 5,834
Continental Africa
16,625
16,621 16,539 15,761 15,267
Ghana
Iduapriem
1,590
1,549 1,543 1,483 1,447
Obuasi
5,194
5,373 5,538 5,722 5,759
Guinea
Siguiri
3,673
3,643 3,666 3,170 2,973
Mali
Morila (40%)
390
319 328 356 421
Sadiola (41%)
810
783 756 726 582
Yatela (40%)
367
407 377 352 321
Namibia
Navachab
(4)
938
953 790 687 578
Tanzania
Geita
3,504
3,594 3,541 3,265 3,186
DRC
Kibali (45%)
158
Australasia
925
494 509 494 1,776
Australia
Boddington 1,321
Sunrise Dam
457
494 509 494 455
Tropicana (70%)
468
Americas
8,374
7,896 7,389 6,582 5,884
Argentina
Cerro Vanguardia
1,696
1,884 1,644 1,242 1,069
Brazil
AGA Mineração
4,377
4,239 3,825 3,426 2,964
Serra Grande
1,469
1,081 1,339 1,268 1,289
United States
Cripple Creek & Victor
832
692 581 646 562
Other, including corporate and non-gold
producing subsidiaries
(5)
8,104
6,625 4,723 3,549 3,012
AngloGold Ashanti
66,434
65,822 61,242 62,046 63,364
(1)
Sold in August 2010.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(4)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(5)
Includes 3,249 employees at Kibali who are working on projects.
73
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SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

FIVE-YEAR SUMMARIES: continued
Operational, ﬁnancial and sustainability statistics
Safety
All injury frequency rate
(1)
Number of fatalities
2013
2012
2011
2010
2009
2013
2012
2011
2010
2009
South Africa
12.63
13.24
15.57
16.69
17.72
6
11
9
10
12
Vaal River
Great Noligwa
12.06
17.72
23.92
21.63
17.51
0
1
1
0
1
Kopanang
17.58
19.92
23.18
21.86
22.71
0
0
4
2
1
Moab Khotsong
16.35
17.14
20.48
19.72
28.82
1
2
1
2
3
Tau Lekoa
(2)
32.41
26.39
2
2
West Wits
Mponeng
17.86
14.49
15.39
15.93
14.31
3
3
2
2
3
Savuka
(3)
21.23
8.39
7.69
13.23
0
2
0
0
1
TauTona
(3)
14.16
10.63
13.36
19.03
15.84
1
3
0
2
1
Surface Operations
Surface Operations
(4)
5.08
6.71
6.44
5.99
9.10
0
0
0
0
0
Other
1
0
1
0
0
Continental Africa
1.97
2.26
3.03
5.26
6.09
2
5
3
5
3
Ghana
Iduapriem
1.98
3.08
6.61
9.73
12.26
1
1
0
0
0
Obuasi
2.39
2.13
2.37
2.86
4.73
1
2
3
0
1
Guinea
Siguiri
0.64
1.09
1.27
6.15
5.54
0
0
0
1
1
Mali
Sadiola
1.28
2.21
2.44
1.65
2.31
0
0
0
1
0
Yatela
0.00
0.36
1.52
2.28
5.54
0
0
0
0
0
Namibia
Navachab
(5)
5.58
8.22
2.00
25.60
26.30
0
0
0
0
1
Tanzania
Geita
0.98
1.62
3.60
5.38
5.56
0
1
0
2
0
DRC
Mongbwalu
6.15
4.47
11.04
21.77
0
1
0
1
0
Australasia
7.68
6.33
18.11
13.10
8.64
0
0
0
0
0
Australia
Sunrise Dam
10.63
5.46
19.40
13.65
8.94
0
0
0
0
0
Tropicana
8.60
15.75
0
0
Americas
3.58
4.34
6.33
5.66
7.12
0
1
2
0
0
Argentina
Cerro Vanguardia
0.58
1.72
1.59
8.08
9.34
0
1
0
0
0
Brazil
AGA Mineração
4.14
4.64
4.05
2.62
4.19
0
0
1
0
0
Serra Grande
3.67
2.58
3.48
7.22
8.99
0
0
0
0
0
Colombia
2.51
4.43
16.84
10.83
0
0
1
0
0
United States
Cripple Creek & Victor
9.30
12.75
19.80
12.26
15.80
0
0
0
0
0
Greenﬁeld
exploration
4.20
6.76
19.83
16.99
20.56
0
1
1
0
0
AngloGold Ashanti
7.33
7.72
9.76
11.50
12.88
8
18
15
15
(6)
15
(1)
Per million hours worked.
(2)
Tau Lekoa was sold in August 2010.
(3)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(4)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(5)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(6)
Following an investigation by the DMR into a fatality at Moab Khotsong, which was declared not to be a mine fatality, restated from the previously recorded 16 facilities for 2009.
ANNUAL INTEGRATED REPORT 2013

Environmental performance
(1)
Energy usage (PJ)
Water usage (ML)
2013
2012
2011
2010
2009
2013
2012
2011
2010
2009
South Africa
11.80
11.65 11.68 12.37 12.34
27,228
23,813 18,821 20,896 19,649
Vaal River
(2)
5.63
5.87 6.09 6.76 7.03
14,331
14,748 13,572 15,587 14,330
West Wits
(2)
5.55
5.57 5.59 5.61 5.31
3,160
(5)
4,501 5,249 5,309 5,319
Mine Waste Solutions
0.62
0.21
9,737
(5)
4,564
Continental Africa
12.01
12.13 11.51 11.30 11.13
21,031
19,132 20,203 19,235 20,464
Ghana
Iduapriem
1.25
1.00 0.98 1.03 1.07
795
582 408 99 137
Obuasi
(3)
1.77
1.74 1.52 1.53 1.61
3,685
3,820 4,047 4,607 6,506
Guinea
Siguiri
2.31
2.34 2.43 2.37 2.06
6,478
4,650 6,097 5,265 3,920
Mali
Sadiola
(3)
2.10
2.17 2.00 1.84 1.81
4,330
3,837 3,602 4,340 4,342
Yatela
0.52
0.70 0.62 0.53 0.53
254
1,578 1,036 744 1,024
Namibia
Navachab
(4)
0.74
0.75 0.59 0.54 0.47
1,005
990 1,043 1,080 996
Tanzania
Geita
3.32
3.43 3.37 3.46 3.58
4,484
3,675 3,970 3,101 3,539
Australasia
2.81
2.08 2.15 2.31 2.03
4,828
3,104 4,059 3,485 3,703
Australia
Sunrise Dam
2.07
(6)
2.08
(6)
2.15
(6)
2.31
(6)
2.03
2,781
3,104 4,059 3,485 3,703
Tropicana
0.74
(7)
2,097
Americas
6.06
5.88 5.25 4.69 4.33
11,732
7,456 6,749 5,817 5,426
Argentina
Cerro Vanguardia
1.72
1.59 1.48 1.37 1.26
964
923 939 1,057 818
Brazil
AGA Mineração
1.41
1.35 1.18 1.04 0.95
6,346
4,213 3,174 2,691 2,703
Serra Grande
0.51
0.48 0.45 0.44 0.41
1,380
459 429 393 51
United States
Cripple Creek & Victor
2.42
2.46 2.14 1.83 1.71
3,042
1,860 2,207 1,676 1,854
AngloGold Ashanti
32.68
31.74 30.59 30.67 29.83
64,819
53,505 49,832 49,434 49,242
(1)
Refer to Annual Sustainability Report 2013 as well as the Online Sustainability Report 2013 for deﬁnitions of these environmental indicators.
(2)
These include consumption by Surface Operations’ facilities located in these areas.
(3)
Water usage data for Obuasi and Sadiola for the years 2009-2012 have been restated owing to a revision in the calculation so as to exclude domestic water consumption.
(4)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(5)
These ﬁgures were misprinted in the Integrated Report 2012.
(6)
Sunrise Dam energy usage for 2009-2012 was misstated.
(7)
Excludes pre-production water use at Tropicana.
75
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

FIVE-YEAR SUMMARIES: continued
Operational, ﬁnancial and sustainability statistics
Environmental performance
(1)
(continued)
GHG emissions (000t CO2e)
No. of reportable environmental incidents
2013
2012
2011
2010
2009
2013
2012
2011
2010
2009
South Africa
2,963
(2)
2,982
(2)
2,930
3,422
3,400
3
10
12
10
36
Vaal River
(3)
1,386
(2)
1,467
(2)
1,498
1,812
1,894
0
3
10
1
25
West Wits
(3)
1,415
(2)
1,461
(2)
1,432
1,610
1,506
0
0
2
9
11
Mine Waste Solutions
162
(2)
54
–
–
–
3
7
0
0
0
Continental Africa
969
978
938
950
971
5
5
14
16
14
Ghana
Iduapriem
113
94
89
95
99
1
2
0
5
5
Obuasi
199
197
187
211
247
3
1
14
6
9
Guinea
Siguiri
175
177
184
179
156
0
0
0
3
0
Mali
Sadiola
156
161
148
137
135
0
1
0
1
0
Yatela
38
52
46
39
39
0
0
0
0
0
Namibia
Navachab
(4)
42
43
31
28
24
0
0
0
0
0
Tanzania
Geita
246
254
253
261
271
1
1
0
1
0
Australasia
174
125
130
139
124
2
1
1
0
1
Australia
Sunrise Dam
123
(5)
125
(5)
130
(5)
139
(5)
124
0
1
1
0
1
Tropicana
51
2
Americas
399
389
348
314
287
0
0
0
1
0
Argentina
Cerro Vanguardia
119
111
103
95
86
0
0
0
1
0
Brazil
AGA Mineração
32
29
25
23
16
0
0
0
0
0
Serra Grande
15
14
13
15
12
0
0
0
0
0
United States
Cripple Creek & Victor
233
235
207
181
173
0
0
0
0
0
AngloGold Ashanti
4,505
4,474
4,346
4,825
4,782
10
16
27
27
51
(1)
Refer to Annual Sustainability Report 2013 as well as the Online Sustainability Report 2013 for deﬁnitions of these environmental indicators.
(2)
The Eskom grid emission factor was revised by the National Business Initiative in consultation with Eskom, leading to a reduction in the electricity-
related emissions reported for 2011 and 2012. The ﬁgure reported for 2012 included NUFCOR.
(3)
These include consumption by Surface Operations’ facilities located in these areas.
(4)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(5)
Sunrise Dam’s GHG emissions changed due to the restatement of energy usage.
ANNUAL INTEGRATED REPORT 2013

Social performance
(1)
Community investment ($000)
2013
2012
2011
2010
2009
South Africa
(2)
8,391
7,700 3,670 3,242 2,962
Continental Africa
13,279
13,341 13,502 8,047 5,525
Ghana
Iduapriem
302
465 513 404 146
Obuasi
1,197
2,007 2,704 2,100 2,266
Corporate ofﬁce
–
70 47 1,300 118
Guinea
Siguiri (85%)
1,326
1,083 772 556 511
Mali
Morila (40%)
56
198 48 214 171
Sadiola (41%) and Yatela (40%)
126
572 429 442 372
Namibia
Navachab
(3)
59
201 54 133 423
Tanzania
Geita
5,489
4,834 4,302 1,016 1,132
DRC
Kibali (45%)
4,140
976 1,299 489
Mongbwalu (86.22%)
584
2,935 3,335 1,393 386
Australasia
463
464 276 456 133
Australia
Sunrise Dam
301
464 276 456 133
Tropicana
125
Americas
5,761
5,148 4,939 5,480 2,804
Argentina
Cerro Vanguardia (92.5%)
1,096
1,520 2,067 1,602 675
Brazil
AGA Mineração
1,297
813 791 791 754
Serra Grande
(4)
472
719 268 831 184
Colombia
1,905
1,188 1,210 1,557 800
United States
Cripple Creek & Victor
991
908 603 699 391
Sub-total
27,894
26,653 22,387 17,225 11,424
Equity-accounted investments
(5,358)
(1,746) (1,775) (1,145) (543)
AngloGold Ashanti
22,536
24,907 20,612 16,080 10,881
(1)
Refer to Annual Sustainability Report 2013 as well as the Online Sustainability Report 2013 for deﬁnitions of these environmental indicators.
(2)
Community investment at the South Africa operations is aggregated and is overseen via the corporate entity and includes corporate community investment.
(3)
A binding agreement to sell Navachab was signed on 10 February 2014, subject to certain conditions.
(4)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
77
BUSINESS REVIEW
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

STAKEHOLDER
ENGAGEMENT
AND RISK
SECTION FIVE
P78-87
This section provides insight into
the external environment in which
AngloGold Ashanti operates, the
entities with which it engages and
the risks and opportunities it faces.
ANNUAL INTEGRATED REPORT 2013

AngloGold Ashanti recognises that stakeholders are those
who have a direct or indirect impact on its business, or who are directly or indirectly affected by its business. The company understands that stakeholders can have the ability to inﬂuence its business outcomes, both positively and negatively, and that it may need to establish and build mutually beneﬁcial relationships with stakeholders to achieve a common positive outcome.
While stakeholder engagement may be formal or informal,
AngloGold Ashanti seeks to at least establish a formal plan for engagement. The company aims to be proactive in its engagement and responsiveness to issues and concerns as they arise.
AngloGold Ashanti’s stakeholder engagement is undertaken at
corporate, regional, country ofﬁce and site levels to ensure that:
•
operations and projects engage in building successful and
mutually beneﬁcial relationships with stakeholders throughout the life-of-mine cycle (including exploration projects, new and established operations, during closure and post-closure);
•
the appropriate tools and mechanisms are used to build social partnerships to secure our social licence to operate; and
•
the company is positioned as the preferred operator wherever it has a presence.
ENGAGING WITH STAKEHOLDERS
AngloGold Ashanti’s stakeholders are highly diverse, reﬂecting the variety of geographic regions in which the company operates, the wide range of groups with which it interacts and the extent of issues that are faced collectively, and on which it engages.
Employees and
employee representatives
Investors
Communities
Media
Governments
Regulatory bodies
Industry bodies
Customers
Suppliers
Joint venture partners
*NGOs and CBOs
1
2
3
4
5
6
7
8
9
10
11
STAKEHOLDER GROUPS with which we interact include:
* NGOs = Non-governmental organisations
CBOs = Community-based organisations
79
STAKEHOLDER ENGAGEMENT AND RISK
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

Further, in 2013 AngloGold Ashanti formally adopted the AA1000
Standard on Stakeholder Engagement. A corporate stakeholder
engagement strategy that is aligned with the principles of the
AngloGold Ashanti engagement standard is currently being
developed and is scheduled to be implemented in 2014.
Consideration is being given to the inclusion of AngloGold
Ashanti’s performance in this respect into the scope of assurance in the future, given that stakeholder engagement is deemed to be a corporate priority.
Summary of stakeholder engagement and key issues raised by stakeholders in 2013
Stakeholder
Channels of engagement
Issues raised include
Employees and employee
representatives
•
Briefs
•
Meetings
•
Face-to-face communication
•
Negotiations
•
Wages and beneﬁts
•
Accommodation and living conditions
•
Employee indebtedness
•
Job security
•
Employee health
Investors and media
•
One-on-one meetings
•
Presentations
•
Response to queries
•
Interviews
•
Statements
•
Site visits
•
Operational performance and business sustainability
•
Labour relations
•
Safety performance
•
Regulatory issues
•
Returns to shareholders
•
Rehabilitation provision
Communities
•
Meetings
•
Presentations
•
Community investment
•
Infrastructure development and beneﬁt sharing
•
Impact of restructuring
and closures
•
Environmental and
health impacts
•
Resettlement and compensation
•
Competition for land use
Governments and regulatory
and industry bodies
•
Meetings
•
Correspondence
•
Industry body representation
•
Presentations
•
Safety and environmental performance
•
Regulatory compliance
•
Taxes
•
Security of tenure
•
Beneﬁts of mining
•
Labour relations
•
Local development
•
Housing and living conditions
•
Wage negotiations and industry’s economic position
•
Safety, security and stability in South Africa
Customers and suppliers
•
Meetings
•
Contractual engagements
•
Policy discussions
•
Impact of restructuring and closures
Joint venture partners
•
Meetings
•
Ongoing ﬁnancial commitments
Non-governmental
and community-based
organisations (NGOs and
CBOs)
•
Meetings
•
Correspondence
•
Policy discussions
•
Social and environmental impacts
•
Resettlement
•
Business performance and economic contribution
•
Silicosis (contingency liabilities – see group note 36 in the
Annual Financial Statements 2013)
•
Water quality
AngloGold Ashanti’s detailed response to the issues raised by stakeholders can be found on pages 12 to 14 of the Annual Sustainability
Report 2013.
ENGAGING WITH STAKEHOLDERS continued
ANNUAL INTEGRATED REPORT 2013

Risk assessment and management are fundamental
components of AngloGold Ashanti’s business – in planning for the future and executing its strategy. The company identiﬁes, evaluates and manages signiﬁcant threats and opportunities
as it seeks to deliver against its business objectives, within the framework set for group risk.
GROUP RISK MANAGEMENT STRUCTURE
Risk management is a central part of group strategic
management and is the process whereby the risks associated
with group activities are methodically addressed with the goal of achieving sustained beneﬁt. Risk management increases the probability of success, and reduces both the failure potential and the uncertainty associated with achieving the group’s
overall objectives.
The group risk management system was formally initiated
when the revised and invigorated focus on risk management
was approved by the Board of Directors in 2009 when
commitment, in terms of the implementation of the group
risk management process, was obtained. This involved
the development, building and roll-out of the group risk
management process, improvement of the quality of risk
knowledge and risk response tasking.
Speciﬁc objectives of group risk management
Speciﬁc objectives of the group risk management focus
are to:
•
avoid or reduce threats to business objectives and exploit
opportunities to add sustained value to all group activities in line with group risk tolerance and thresholds;
•
provide timely risk information and appropriate responses to assist with meeting business objectives;
•
reduce future operational performance uncertainty by
minimising surprises and associated costs and losses;
•
develop and implement a best practice group risk
management system that is owned and championed at all
levels of the organisation;
•
monitor and report on group and industry risk trends and
outcomes and ensure appropriate board and executive
reporting and brieﬁng;
•
improve deployment of capital by using robust risk information to effectively assess overall capital needs and allocation; and
•
ensure that risk management forms an integral part of normal business practice and engenders a culture of ‘risk awareness’.
Risk management framework
The group risk management framework has the following
core elements:
•
policy, that provides the context for risk management and
prescribes the scope, objectives and required outcomes of
this process;
•
plan, prepared by management and which is reviewed and
approved annually by the Risk and Information Integrity
Committee of the board;
•
standard, that deﬁnes the approach adopted and
methodologies that are based upon the principles of the
International Standards Organisation ISO 31000, and
prescribes the minimum requirements; and
•
guidelines, enabling operations to access detailed information concerning risk management principles and practice in order
to deﬁne risk management strategies.
Our risk management structure, depicted generically on page
82, and accountabilities are deﬁned in the framework and
ensure that risk identiﬁcation, assessment and management
are considered at every step in the business planning process.
Supporting the application of the framework are annual regional and site-based risk training workshops, intranet resources
to share and update information, understanding of risk
management principles and practice, and an on-going focus
on training. A group material risk register, known as AuRISK, is maintained and used for reporting and tracking purposes.
A core outcome of the risk management system is to promote
risk awareness throughout the group. This is undertaken
primarily via:
•
Regional and site-based risk training workshops annually
and as appropriate;
•
An intranet-based, group risk management community of
practice maintained and updated regularly;
•
Regional, site- and discipline-based training initiatives;
•
Preparation of a risk knowledge database; and
•
Regular risk owner and risk champion interaction and support.
The board, as required by King III, receives assurance regarding the effectiveness of the risk management process.
The Group Internal Audit (GIA) charter approved by the Audit and
Corporate Governance Committee (Audit Committee) requires
the Senior Vice President: GIA to provide a written assessment
AngloGold Ashanti recognises that risk is present in all business and operational activities, that threat and opportunity are the two sides of risk, and that successful risk management is critical.
UNDERSTANDING AND MITIGATING RISKS,
IDENTIFYING AND HARNESSING OPPORTUNITIES
81
STAKEHOLDER ENGAGEMENT AND RISK
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

of the system of internal controls and risk management to the
Audit Committee. In satisfying this requirement, GIA conducts reviews to assess the design adequacy of the following
processes within the risk management process: adherence to
the Group Risk Management policy, standard and guidelines;
risk management system and technologies against best
practice information available; risk management performance
measurement, monitoring and reporting processes; compliance
with King III; and current approaches to risk management.
In so doing, GIA forms an opinion on the adequacy of the
design of the risk management framework driving the risk
management process to ensure that the framework addresses
the requirements of King III. It also conﬁrms that the roll-out and implementation of the framework is in line with the approved implementation plan. To meet these obligations GIA, working
with the Planning and Technical group and others, conducts
combined assurance reviews that are risk-based and draws
upon appropriate functional expertise.
Chief operating officers
(regions, operations and projects)
SVP: Group risk
SVP: Group Internal Audit
Risk policy enactment
Enactment of policy and assurance to the board, CEO and
Executive Committee in this regard
Risk management system oversight
Assists the board in policy setting, governance and consideration of top risks
Board of Directors
Chief Executive Officer
Risk and Information Integrity Committee
EVP: Planning and Technical
Provides independent assurance
•
Periodic evaluation of control
and compliance
•
Objective view of risk
management process
•
Independent assurance to board
Manage risks
•
Risk identification and assessments
•
Strategy and actions to address risk
•
Ensure compliance with policy
and standard
•
Provide assertions on risk exposure
Supports board, CEO, Risk and
Information Integrity Committee,
EVP: Planning and Technical
•
Group risk management system owner
•
Governance, policy and appetite tolerance
•
Implementation and co-ordination
•
Risk assessment methods
•
Measurement, aggregation, reporting
rules and tools
•
Monitor risk exposure status
and reporting
GROUP RISK MANAGEMENT STRUCTURE
Responsibile for the design, implementation and monitoring of the risk management plan
Responsible for the governance of risk
(including the determination of risk tolerance)
UNDERSTANDING AND MITIGATING RISKS,
IDENTIFYING AND HARNESSING OPPORTUNITIES continued
ANNUAL INTEGRATED REPORT 2013

THE SPECIFIC RISKS AND OPPORTUNITIES
THAT AFFECT THE COMPANY’S ABILITY TO
CREATE VALUE OVER THE SHORT, MEDIUM
AND LONG TERM AND HOW THESE ARE
DEALT WITH
The diagram below provides an overview of key risks as at the
ﬁrst quarter of 2014, plotted in terms of the potential severity of consequence and likelihood. The risks are:
•
external (risks to AngloGold Ashanti from uncertain,
uncontrollable events – indicated by black circles);
•
operational (preventable risks from employees’ undesirable
and unauthorised actions as a result of breakdowns in
routine operational processes and human error – indicated
by orange circles); and
•
strategic (risks undertaken voluntarily after consideration
of risk-versus-reward to achieve our strategic objectives –
indicated by grey circles).
There may be additional risks unknown to AngloGold Ashanti
and other risks, currently believed to be immaterial, that could become material. Additional risks, either individually or in the aggregate, could signiﬁcantly affect AngloGold Ashanti’s
business, ﬁnancial results and the price of its securities. The company advises investors to carefully read the document
on risk factors in the prospectus supplement to AngloGold
Ashanti’s prospectus, dated 17 July 2012, that was ﬁled with the United States’ SEC on 26 July 2013.
The following tables rank these risks in two time frames
(imminent horizon of six to nine months, and a medium- to
long-term horizon of one to three years) and provide details of the mitigation strategy for each risk.
The cumulative impact of a number of these and other risks,
should they materialise simultaneously or in succession, as well as the possible magnitude and velocity of the risks, is of major concern since they will create signiﬁcant headwinds that could adversely impact the implementation of AngloGold Ashanti’s
strategy, despite successes to date, potentially threatening
AngloGold Ashanti’s liquidity and viability.
Portfolio
Skills
Health
Regulatory
Safety
Inflation
Socio-economic
Currencies
Obuasi
De-rating
Divestment
Growth
Gold price
Reliability
Country
Strike
Production
Ramp up
Technology
Environment
Likelihood
Severity
External
Operational
Strategic
TOP GROUP RISKS
“
Risk assessment and management are
fundamental components of our business.
”
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UNDERSTANDING AND MITIGATING RISKS,
IDENTIFYING AND HARNESSING OPPORTUNITIES continued
Imminent horizon
Top group risks
Type
Risk
Mitigation strategy
External Sharp continued gold price
dislocation (Gold price)
•
Aggressive cost reduction and organisational restructuring for greater efﬁciencies
•
Portfolio rationalisation and optimisation
•
Initiate reﬁnancing options
Protracted labour-related
stoppages in South Africa
(Strike)
•
Two-year agreement signed in September 2013 with above-inﬂation wage increases extended to all employees irrespective of union afﬁliation
•
Union and workforce engagement and communication
•
Legal challenges and facilitation with court interdict of the Association of
Mineworkers and Construction Union (AMCU) strike
•
Restructuring of operations
•
Continuous monitoring and security measures
•
Insurance
Long-term de-rating of gold
equity valuation multiples
(De-rating)
•
Credible track record of cost control and solid delivery on business plans
•
Portfolio optimisation and rationalisation
•
Focused exploration spend
•
Investment in innovation towards safer, automated mining methods
•
Investor relations focus
•
Risk management
Portfolio rationalisation
impediments (Portfolio)
•
Execute the ‘ﬁx/optimise and sell/ joint venture/close’ strategy
Legacy occupational health
compensation claims and
litigation (Health)
•
Defend all claims on their merits
•
Chamber of Mines of South Africa, together with the NUM and the national and regional Department of Health, have embarked upon a project to assist in delivering compensation and relief by mining companies under the Occupational
Diseases in Mines and Works Act
•
Further work towards harmonisation of legislation
Unfavourable regulatory
environment changes
(Regulatory)
•
Diversiﬁcation with asset mix by location
•
Active engagement with governments and authorities
•
Representations through mining organisations, such as the Chamber of Mines
Socio-economic, artisanal,
small-scale and illegal mining
(Socio-economic)
•
Strategies for artisanal mining affecting AngloGold Ashanti operations
•
Community investment programmes
•
Community policing forums and engagement of community, civil society, public security and justice
•
Increased surveillance with security and rapid response programmes
•
Physical demarcation of secure areas
Foreign exchange volatility and
local currency strengthening
(Currencies)
•
Aggressive cost reduction and organisational restructuring for greater efﬁciencies
•
Portfolio rationalisation and optimisation
Operational Delayed ramp-up of capital
projects (Ramp-up)
•
Management of the transition from soft oxide ore to hard rock using high-pressure grinding roller (HPGR) at Tropicana, following the successfully completed commissioning
•
Focus on hard-rock mining and sulphide circuit completion at Kibali
•
CC&V Mine Life Extension II commissioning management
•
Mponeng Below 120 project and the deferral of the Zaaiplaats project
Critical skills and talent retention
(Skills)
•
Human resource strategies and talent management
•
Accelerated skills development and retention
•
Industry branding and employee value proposition
•
Supporting the education process and addressing teaching capacity constraints
•
Programme to address capacity and ensure the retention of scarce skills within the context of improved transformation outcomes
ANNUAL INTEGRATED REPORT 2013

Medium- to long-term horizon
Top group risks
Type
Risk
Mitigation strategy
External
Elevated country risk proﬁle in
core production areas (Country)
•
Asset mix by location
•
Active engagement with governments, authorities, local communities, and non-
governmental organisations
•
Use of joint venture alliances with local companies
•
Portfolio review
Inability to mitigate legacy
environmental contamination
(Environment)
•
Operational controls, water treatment, waste management, clean-up and concurrent rehabilitation/ remediation
•
Geo-hydrological and other impact studies
•
Interception programmes
•
Closure estimates assuming appropriate remediation methodologies and techniques
Operational
and
ﬁnancing
Failure to achieve Obuasi
rationalisation and turnaround
(Obuasi)
•
Signiﬁcant changes to Obuasi mine that could include job cuts
•
Proposal to key stakeholders, including government, on planned cost improvement initiatives
•
New decline shaft and mechanisation
Material underperformance
negatively impacting recent
improving track record
(Production)
•
Aggressive cost reduction and organisational restructuring for greater efﬁciencies
•
Focus on lifting productivity and cost discipline to deliver best portfolio value
•
Portfolio rationalisation and optimisation via the ‘ﬁx/optimise and sell/joint venture/
close’ strategy
Reversal of improving safety
performance (Safety)
•
Safety compliance focus and co-operation with safety regulators
•
Bowtie control effectiveness methodology introduced for major hazards
•
Increased focus on leading indicators
•
Hazard and risk management training
•
Enhanced incident investigation and reporting system
•
Monitoring or regulatory developments
Asset integrity failures and
compromised reliability
(Reliability)
•
Asset integrity processes with formal technical reviews
•
Adoption of reliability engineering principles
•
Application of Asset Management Framework to ensure that productive equipment and supporting facilities are examined and assessed for reliability to deliver the required performance over the intended life
Input cost inﬂation exceeding
costs containment and
productivity strategies (Inﬂation)
•
Aggressive cost reduction and organisational restructuring for greater efﬁciencies via Project 500 and other initiatives
•
Focus on lifting productivity and cost discipline
•
Portfolio rationalisation and optimisation via the ‘ﬁx/optimise and sell/joint venture/
close’ strategy
Reﬁnancing of existing facilities
as a result of negative external
factors (Gold price)
•
Proactive and timely approach to reﬁnancing of facilities
•
Diversiﬁed sources and tenor of facilities
•
Cost management focus to preserve cash and support strong credit metrics
Strategic
Inability to develop strategic
growth and development
projects to bring reserves to
account as per plan (Growth)
•
Revised tenements strategy with focused exploration funding for critical operations to extract maximum value
•
Work to ensure that ‘social license to operate’ is realised in Colombia
•
Partnering options under investigation
Failure to successfully
implement the start of a
technology step change in
South Africa (Technology)
•
AngloGold Ashanti Technology and Innovation Consortium (ATIC)
•
Proof of concept work relating to: geological drilling; reef boring; ultra-high strength backﬁll; and haulage boring machines
•
Stakeholder identiﬁcation and engagement
Impediments to Mongbwalu
divestment (Divestment)
•
Sustainability and honouring social commitments
•
Stakeholder engagement and communication
85
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SECTION ONE

UNDERSTANDING AND MITIGATING RISKS,
IDENTIFYING AND HARNESSING OPPORTUNITIES continued
Risk correlation
Risk correlation refers to the likelihood of an event having a direct impact on another and is a measure of how risks could move in relation to each other. The ﬁgure below shows the top risks and their correlations.
The top group risks are arranged around the circumference of the diagram and are classiﬁed into external, operational and strategic risk. The risks that have the potential to impact other top risks are linked by orange, dark grey and light grey ribbons, coloured according to their classiﬁcation. The purpose of this diagram is to highlight the interconnectedness of the top group risks.
The most highly correlated top risks are:
•
portfolio rationalisation impediments (portfolio);
•
socio-economic, artisanal, small-scale, illegal mining
(socio-economic); and
•
failure to achieve rationalisation and turnaround (Obuasi).
Strategic risks
External
risks
Operational
and financing
risks
De-rating
Strike
Gold price
Divestment
Technology
Growth
Reliability
Inflation
Safety
Production
Obuasi
Skills
Ramp-up
Environment
Country
Currencies
Socio-economic
Regula
year
Health
Portfolio
LEGEND
Outgoing correlations
Incoming correlations
Operational
External
Strategic
ANNUAL INTEGRATED REPORT 2013

The top risks are likely to most strongly affect
the group strategic building blocks of ‘optimise
overhead, direct costs and capital expenditure’ and
‘focus on people, safety and sustainability’.
The purpose of this diagram is to highlight the
potential for the top group risks to impact the
strategic building blocks that comprise AngloGold
Ashanti’s strategic goal of “sustainable cash ﬂow
improvements and returns”.
TOP GROUP OPPORTUNITIES
We recognise that identifying and managing opportunities is an important component of risk management. The company identiﬁes suitable opportunities, endeavouring to exploit, harness, or maximise them with the aim of creating value from mitigating our risks. The following table lists our key opportunities along with the strategy for each.
Top group opportunities
Type
Opportunity
Strategy
Operational Cost reduction to beneﬁt from increase in
gold price
•
Aggressive cost reduction and organisational restructuring for greater efﬁciencies via Project 500 and other initiatives
•
Focus on lifting productivity and cost discipline to deliver best portfolio value
•
Portfolio rationalisation and optimisation via the ‘ﬁx/optimise and sell/joint venture/close’ strategy
Technology step-change in South Africa
•
AngloGold Ashanti Technology and Innovation Consortium (ATIC)
•
Proof of concept work relating to: geological drilling; reef boring;
ultra-high strength backﬁll; and haulage boring machines
•
Stakeholder identiﬁcation and engagement
Strategic Colombia
•
Revised tenements strategy with focused exploration funding
•
Work to ensure that ‘social licence to operate’ is realised
•
Partnering options
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety
and-sustainability
Ensure financial flexibility
Optimise overhead costs
and capital expenditure
Gold price
Strike
De-rating
Portfolio
Legacy health
Regulatory
Socio-economic
Forex
Inflation
Country
Environment
Ramp-up
Skills
Obuasi
Production
Safety
Reliability
Growth
Technology
Divestment
Risk
Strategic building block
Strong link
Weak link
LEGEND
POTENTIAL
RISK IMPACT
on strategic building blocks
87
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LEADERSHIP AND
GOVERNANCE
SECTION SIX
P88-107
This section provides insight
into the way in which the group
is governed and how our board
management and employees are
remunerated and rewarded.
ANNUAL INTEGRATED REPORT 2013

THE BOARD
Chief Executive Officer
Executive Committee
Chairman
Tito Mboweni**
Srinivasan Venkatakrishnan
Wiseman Nkuhlu**
Rhidwaan Gasant**
Nozipho January-Bardill**
Sipho Pityana*
Rodney Ruston**
Chief Financial Officer
Richard Duffy
Lead independent director
Director
Director
Director
Director
*
Post year-end, the independent non-executive chairman, Tito Mboweni, stood down as chairman. Simultaneously, Sipho Pityana was appointed non-executive chairman and, to meet the requirements of the King III, principle 2.16, a lead independent director, Prof Wiseman Nkuhlu, was appointed.
**  Independent director – determination of director independence is in line with the requirements of King III, the Companies Act, the JSE Listings
Requirements, New York Stock Exchange and other best practice guidelines. The independence of each director is assessed annually by the board.
1
2
4
5
6
Michael Kirkwood**
Director
7
9
8
3
Executive directors
Non-executive directors
STRUCTURE OF THE BOARD
AngloGold Ashanti has a unitary board comprising nine directors – six independent non-executive directors, one non-independent director and two executive directors.
89
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SECTION ONE

THE BOARD continued
Nationality
(%)
South African 67
Australian 11
British 11
Indian/British 11
HDSA 56
Non-HDSA 11
Non-South Africans 33
Composition by HDSA* status
(%)
*   Historically disadvantaged South African as
defined in terms of the Mining Charter
Less than two years 34
Between two and six years 33
More than six years 33
Length of service on the board
(%)
Mining sector 33
Financial services 22
Executive management 45
Industry sector experience
(%)
BOARD CHARACTERISTICS
5
4
6
7
3
2
1
9
8
10
ANNUAL INTEGRATED REPORT 2013

NON-EXECUTIVE CHAIRMAN
1
Sipho Pityana (54)
BA (Hons), MSc, Dtech (Honoris)
Initially appointed a non-executive director on 13 February
2007. Appointed Chairman on 17 February 2014.
Chairman:
•
Safety, Health and Environment Committee
•
Nominations Committee
Member:
•
Risk and Information Integrity Committee
•
Remuneration and Human Resources Committee
•
Social, Ethics and Transformation Committee
•
Investment Committee
EXECUTIVE DIRECTORS
2
Srinivasan Venkatakrishnan (Venkat) (48)
BCom, ACA (ICAI)
Chief Executive Ofﬁcer
First appointed to the board on 1 August 2005 and as CEO
on 8 May 2013.
Chairman:
•
Executive Committee
Member:
•
Risk and Information Integrity Committee
•
Investment Committee
3
Richard Duffy (50)
BCom, MBA
Chief Financial Ofﬁcer
Appointed to the board as CFO on 1 June 2013.
LEAD INDEPENDENT DIRECTOR
4
Wiseman Nkuhlu (69)
BCom, CA (SA), MBA
Appointed to the board on 4 August 2006, resigned on
30 April 2009 and re-appointed on 1 June 2009
Chairman:
•
Audit and Corporate Governance Committee
Member:
•
Risk and Information Integrity Committee
•
Safety, Health and Environment Committee
•
Nominations Committee
•
Remuneration and Human Resources Committee
•
Social, Ethics and Transformation Committee
NON-EXECUTIVE DIRECTORS
5
Rhidwaan Gasant (54)
CA (SA)
Appointed to the board on 12 August 2010
Chairman:
•
Investment Committee
Member:
•
Audit and Corporate Governance Committee
•
Nominations Committee
•
Risk and Information Integrity Committee
6
Nozipho January-Bardill (63)
BA, MA Applied Linguistics, Dipl Human Resources Development
Appointed to the board on 1 October 2011
Chairman:
•
Social, Ethics and Transformation Committee
Member:
•
Audit and Corporate Governance Committee
•
Safety, Health and Environment Committee
•
Nominations Committee
7
Michael Kirkwood (66)
AB, Economics & Industrial Engineering
Appointed to the board on 1 June 2012
Chairman:
•
Remuneration and Human Resources Committee
Member:
•
Audit and Corporate Governance Committee
•
Social, Ethics and Transformation Committee
•
Investment Committee
•
Nominations Committee
8
Tito Mboweni (54)
BA, MA (Development Economics)
Appointed to the board as Chairman on 1 June 2010. Stood
down as Chairman on 17 February 2014.
Member:
•
Nominations Committee
•
Remuneration and Human Resources Committee
•
Investment Committee
9
Rodney Ruston (63)
MBA Business, BE (Mining)
Appointed to the board on 1 January 2012
Chairman:
•
Risk and Information Integrity Committee
Member:
•
Remuneration and Human Resources Committee
•
Safety, Health and Environment Committee
•
Social, Ethics and Transformation Committee
•
Investment Committee
•
Nominations Committee
GROUP GENERAL COUNSEL AND
COMPANY SECRETARY
10
Maria Sanz Perez (48)
BCom LLB, H Dip Tax, Admitted Attorney
Refer to page 93 for a brief biography of Maria Sanz Perez
and page 95 for more information on the role of the company
secretary.
Detailed curriculum vitae of members of the board are
available in the Corporate Governance section of the
Annual Financial Statements 2013 and on the website
at www.anglogoldashanti.com/About+our+business/
OurBoard
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SECTION ONE

EXECUTIVE MANAGEMENT
1
Srinivasan Venkatakrishnan (Venkat) (48)
BCom, ACA (ICAI)
Chief Executive Ofﬁcer
Venkat was appointed as CEO in May of 2013, having been
joint CEO (with Tony O’ Neill) from April of the same year. He had previously been CFO since 2005. Venkat reports to the
board and is responsible for creating, communicating and
implementing the organisation’s vision, mission and strategy.
His extensive knowledge of the company and its international portfolio of assets serves him well in this capacity.
2
Richard Duffy (50)
BCom, MBA
Chief Financial Ofﬁcer
With 27 years’ global mining experience, Richard was
appointed CFO in June 2013 and also as an executive director in compliance with JSE Listing Requirements. His many years’
experience in positions such as EVP – Business Development,
with accountability for mergers and acquisitions, as well as for greenﬁeld exploration, and as EVP – Continental Africa, have equipped him for his current portfolio, which is to manage
ﬁnancial matters and decisions for the group.
EXECUTIVE MANAGEMENT
3
Ron Largent (53)
BSc (Min. Eng.), MBA
Chief Operating Ofﬁcer - International
Ron has more than 30 years’ experience in international
mining operations and project management. He joined the
organisation in 1994 as Manager, Gold Operations for Cripple
Creek & Victor, and was promoted to EVP – Americas in 2007.
He was subsequently promoted to Chief Operations Ofﬁcer
– International in 2013, and his portfolio was extended to
include Continental Africa. Effective January 2014, Australia
was also included in his remit. He is currently accountable for overall strategic and operational responsibilities for production at the company’s mining operations across four continents
and nine countries. In addition, he leads a team mandated to remove $500m from the group’s operating cost base within an
18-month period to December 2014.
4
Mike O’Hare (54)
BSc (Min. Eng.)
Chief Operating Ofﬁcer - South Africa
As the Chief Operations Ofﬁcer – South Africa, Mike’s portfolio includes three operating areas (West Wits, Vaal River and
Surface Operations). He also leads the company’s innovative
technology project in South Africa. He has 37 years’
experience in mining, having joined Anglo American in 1977,
and has knowledge and skills of deep underground mining
that are highly regarded globally.
5
Italia Boninelli (57)
MA (Psychology), Post Graduate Diploma in Labour Relations
Executive Vice President – People and Organisational
Development
Holding the portfolio of Human Resources, Italia is responsible for the global people strategy at AngloGold Ashanti where
it is well recognised that ‘people are the business, and our business is people’. With more than 25 years’ experience
in human resources across a variety of industries, including mining, manufacturing, healthcare and banking, Italia brings a wealth of knowledge, particularly in the labour ﬁeld, which is crucial to domestic and international operations. She joined the group in 2010 and is responsible for building a highly
engaged and productive workforce.
EXECUTIVE DIRECTORS
3
2
9
6
7
10
8
5
1
4
ANNUAL INTEGRATED REPORT 2013

6
Charles Carter (51)
BA (Hons), DPhil, EDP
Executive Vice President – Strategy and Business
Development
Charles is responsible for group strategy, business development, corporate ﬁnance, investor relations and communications
portfolios. He has worked in the mining industry in South
Africa and the Americas for more than 23 years and has had
responsibility for a range of additional portfolios that include human resources, risk management, business planning and
executive responsibility for the company’s business in Colombia.
7
Graham Ehm (57)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Planning and Technical
Graham, who has multi-commodity experience, has held senior
leadership positions in AngloGold Ashanti in Tanzania and
Australia. His current portfolio entails safety, business process framework (BPF), asset optimisation, capital investment
optimisation and monitoring of projects, studies and exploration.
The Planning and Technical portfolio is his accountability.
8
David Noko (56)
MBA, Post Graduate Diploma in Company Direction; Higher National
Diploma – Engineering
Executive Vice President: Sustainability
David supports the CEO and COOs on matters relating to
AngloGold Ashanti’s involvement in local and international
institutions relating to sustainability. His portfolio also includes global security, infrastructure and development strategies,
human rights and public affairs. Prior to joining AngloGold
Ashanti in 2012, David held numerous leadership positions
in the industry, most notably as CEO and MD of De Beers
Consolidated Mines Ltd.
9
Maria Sanz Perez (48)
BCom LLB, H Dip Tax, Admitted Attorney
Executive Vice President: Group General Counsel and
Company Secretary
In her role as group general counsel, Maria partners with the company’s business leaders to ensure AngloGold Ashanti
complies with legal requirements across the group. Other
responsibilities are compliance, company secretarial functions, integrated reporting and corporate cost reduction. She is also accountable for the legal and commercial aspects of global
procurement. Maria has been with the group since 2011
and has worked in similar positions for leading South African companies in her career including Investec, Sappi and Afrox.
10
Yedwa Simelane (48)
BA LLB, MAP, EMPM
Executive Vice President – Stakeholder Relations and
Marketing
Yedwa’s portfolio covers stakeholder relations and government relations together with global marketing and sustainability
reporting. In addition, Yedwa supports the Chairman and
the CEO’s ofﬁces in relation to government relations and
the company’s involvement in multilateral organisations and
organisations such as the World Gold Council. She joined
the group in 2000 as managing secretary to the board and
Executive Committee and prior to that had held senior roles in the ﬁnancial and retirement industries.
Nationality
(%)
Indian/British
10
South African
60
American
10
Australian
10
Spanish
10
Composition by HDSA*
(%)
HDSA
30
Non-HDSA
30
Non-South Africans
40
*    Historically disadvantaged South African as
defined in terms of the Mining Charter
Less than three years
30
Between three and 15 years
40
More than 15 years
30
Length of service at AngloGold Ashanti
(%)
Mining sector
30
Financial services
30
Executive management
30
Human resources
10
Industry sector experience
(%)
EXECUTIVE MANAGEMENT CHARACTERISTICS
Detailed curriculum vitae of members of the Executive Committee are available in the Corporate Governance section of the
Annual Financial Statements 2013 and on the website at www.anglogoldashanti.com/About+our+business/ExecutiveTeam
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SECTION ONE

This in turn is crucial to the achievement of AngloGold Ashanti’s business objectives. AngloGold Ashanti is mindful too that
corporate governance principles and standards are continually evolving and that the company must constantly strive for
best practice.
Given that the company’s primary listing is on the JSE,
AngloGold Ashanti subscribes to the principles of the King Code on Corporate Governance (King III). The company has applied all principles of King III.
During 2013, the company continued to reﬁne its governance
processes and procedures as required by King III. A
compliance register is available on the company’s website
www.anglogoldashanti.com. This is a living document and is
updated regularly. Some of the activities undertaken during
2013 to further strengthen our governance processes are
included in the highlights of the board and committees from
pages 97 to 99.
Post year-end, the independent non-executive Chairman retired and was replaced by a non-executive Chairman. To meet the
requirement of King III, principle 2.16, a lead independent
director was appointed.
The company has also implemented the last requirement of the
South African Companies Act No. 71 of 2008, as amended
(the Companies Act), namely the adoption of a revised
Memorandum of Incorporation (MOI) which was effected by
shareholders on 27 March 2013. A copy of the MOI is available on the company’s website.
Given our commitment to comply with external standards –
see page 102 – rigorous mechanisms for self-governance and
transparency have been put in place. This is in line with the high standards of governance set in order that our stakeholders may be conﬁdent that we conduct our business responsibly
and ethically.
BOARD
Role of the board
The overriding role of the board is to ensure the long-term
sustainability and success of AngloGold Ashanti, for the
mutual beneﬁt of all its stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of
capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The
duties, responsibilities and powers of the board, the delegation of authority and matters reserved for the board’s authority are all set out in the Board’s Charter, which is available on the company’s website.
The composition of the board is such that a diversity of
views contributes to discussions. No individual director or
group of directors dominates board processes or decision-
making. Following the retirement of three directors in 2013, the board reviewed the range of skills and expertise available and determined the additional skills required to augment its technical capabilities.
Role of the chairman
During 2013, the board was led by an independent non-
executive Chairman. Post year-end, the independent
Chairman, Tito Mboweni, stood down effective 17 February
2014 and a non-executive director, Sipho Pityana, was
unanimously appointed non-executive Chairman.
The roles and responsibilities of the Chairman are
documented and approved by the board and are separate
from those of the Chief Executive Ofﬁcer. The Chairman leads the board and is responsible for ensuring its effectiveness
in discharging its duties. In accordance with King III, the
Chairman is appointed annually. In May 2013, the board re-
appointed Mr Mboweni to serve until the ﬁrst board meeting
after the next annual general meeting in May 2014.
Role of the lead independent director
In February 2014, given the non-independence of the newly
appointed Chairman and in line with the recommendations
of King III, the board simultaneously appointed Prof Nkuhlu
as lead independent director. The principal role of the lead independent director is to act when the board Chairman is not present or is unable to perform his duties for any other reason, and to serve as liaison between the non-executive directors
and the board Chairman.
Role of the chief executive
The group’s Chief Executive Ofﬁcer (CEO) is responsible for
the execution of the company’s strategy and reports to the
board. The CEO chairs the 10-member Executive Committee
which oversees and manages the day-to-day running of
the business.
GOVERNANCE REVIEW
In exercising oversight of governance, the board of AngloGold Ashanti acknowledges that sound governance principles and practices underpin the creation of value and the sustainability of the business.
These are critical to earning and maintaining the trust and conﬁdence of the company’s stakeholders.
ANNUAL INTEGRATED REPORT 2013

Chief ﬁnancial ofﬁcer
Richard Duffy was appointed Chief Financial Ofﬁcer on 1 June
2013 to replace Srinivasan Venkatakrishnan. As required
by the JSE Listing Requirements, the Audit and Corporate
Governance Committee, at its meeting held on 13 February
2014, considered and expressed its satisfaction at the level of expertise and experience of Messrs Duffy and Venkatakrishnan as Chief Financial Ofﬁcers of AngloGold Ashanti during 2013.
The committee concluded that they, together with members of
the ﬁnancial management team, had effectively and efﬁciently managed the group’s ﬁnancial affairs during the period under review as detailed in the Chief Financial Ofﬁcer’s report included in the Annual Integrated Report 2013 from pages 28 to 30.
Company secretary
The company secretary, Maria Sanz Perez, is responsible for
developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their ﬁduciary duties and on corporate governance requirements and best practices.
In line with the JSE Listings Requirements, the board
evaluated the qualiﬁcations, competence and experience of
the company secretary in December 2013 and was satisﬁed
that Maria is qualiﬁed to serve as company secretary. The
board also conﬁrmed her independence and her arms-length
relations with the board, noting that she is not a director of the company and has no personal connections with any of the
directors. Maria’s qualiﬁcations and experience can be viewed in the section under Board and Executive Management in
the Annual Financial Statements 2013 and on the website,
www.anglogoldashanti.com.
Independence of directors
King III provides that assessment of the independence and
performance of directors who have been serving on the board
for more than nine consecutive years should be more rigorous than for those who have been appointed more recently. As
at 31 December 2013, none of the company’s independent
directors had served for that length of time. Mr Pityana is
not considered independent following the conclusion of a
commercial transaction during 2013 between AngloGold
Ashanti and Izingwe Property Managers (Pty) Limited, a
related party of Mr Pityana.
Evaluation of board effectiveness
Evaluations of the independence of the performance of the
board, the committees, individual directors, the board Chairman and non-executive directors are conducted annually, and are
facilitated either internally or externally. Self-evaluation exercises are also undertaken.
During 2013, the board implemented several remedial measures to address certain issues identiﬁed in the previous year’s
evaluations. Improvements resulting from the implementation
of these measures included:
•
Enhanced quality of the contents of board and committee
meeting documents leading to more productive meetings.
•
More timely submission of meeting papers resulting in better preparation for meetings and more productive discussions
and decision-making.
•
Introduction of electronic systems for the delivery of materials for board and committee meetings to assist in the timely
distribution of meeting documents.
•
Improved ﬂow of communication between management and
non-executive directors between quarterly meetings.
Questionnaires for the 2013 evaluations were completed in
December. The results were discussed in February 2014 and
action plans developed to address the following areas:
•
Composition of the board and committees to enhance their
efﬁciency and effectiveness.
•
Strategy setting and risk management – increase involvement
of non-executive directors in strategy development and in
determining the group’s risk appetite.
•
Greater levels of engagement between management and
non-executive directors.
PRESCRIBED OFFICERS
In terms of Section 66(10) and regulation 38 of the Companies
Act, AngloGold Ashanti has determined that all members of the
Executive Committee are prescribed ofﬁcers.
BOARD COMMITTEES AND
THEIR FUNCTIONS
Seven committees assist the board in discharging its
responsibilities. The functioning of the committees is guided by their terms of reference which are approved by the board
and reviewed annually or as required. During 2013, all board committees, with the exception of the Safety, Health and
Environmental Committee, were chaired by independent non-
executive directors.
“
Corporate governance principles are
continually evolving as is the implementation
of best practice.
”
95
LEADERSHIP AND GOVERNANCE
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

GOVERNANCE REVIEW continued
Audit and Corporate
Governance Committee
1
Ensures the integrity of financial reporting and that appropriate governance processes are in place.
7
Nominations Committee
Assists the board, in consultation with the board chairman and chief executive officer, to identify suitable candidates for appointment to the board.
3
Risk and Information
Integrity Committee
Assists the board in discharging responsibilities relating to governance of risk, effective management of IT resources and integrity of information.
5
Social, Ethics and
Transformation Committee
Primarily monitors the performance and assists the board in discharging its statutory responsibilities relating to the functions of a social and ethics committee as contemplated by the Companies Act.
4
Safety, Health and
Environment Committee
Primarily assists the board in ensuring that operations are conducted with the goal of preventing negative impacts on the safety and health of employees and communities in its operational areas, and in safeguarding the environment.
2
Remuneration and Human
Resources Committee
Assists the board in discharging its responsibilities relating to executive compensation and non-executive directors’ fees and the development of the company’s human resources.
6
Investment Committee
Assesses capital projects to ensure that investments, divestments and financing proposals are aligned with business objectives.
Board committees and their objectives
KEY ACTIVITIES OF THE BOARD AND ITS
COMMITTEES DURING 2013
The activities of the board and its committees during 2013
aimed at promoting the economic sustainability of the business.
This entailed ensuring that its operations were conducted with due regard to the expectations and or needs of stakeholders, the safety and health of employees and communities, the
development of systems to ensure proper access to and
dissemination of credible information. The board and its
committees continuously strive to achieve best practice in
corporate governance.
ANNUAL INTEGRATED REPORT 2013

Below is summary of the major activities of the board and its committees during 2013:
Committee
Highlights of activities:
Board of
directors
•
Following the resignation of the former Chief Executive Ofﬁcer with effect from 1 April 2013, ensured stability of executive management by putting in place interim leadership with the appointment of Messrs AM O’Neill and
S Venkatakrishnan as joint interim group chief executives.
•
Appointment of a new Chief Executive Ofﬁcer in May 2013.
•
Appointment of a new Chief Financial Ofﬁcer in June 2013.
•
Reviewed board committee structures and mandates to improve their effectiveness and efﬁciency.
•
Established a technical advisory group, which will become operational in 2014, to advise the board and management on technical operational matters.
•
Reviewed the skills set of the board resulting in a decision to recruit an additional director with the requisite technical skills in 2014.
•
Monitored implementation of strategy by the Executive Committee and assessed progress against set objectives.
•
Evaluated and approved strategy and ensured business plans were aligned with needs of the business and stakeholders’ expectations.
•
Discussed and approved management’s budget proposals.
•
Evaluated performance of the board, individual non-executive directors and committees.
•
Adopted a new constitutional document (Memorandum of Incorporation) and recommended it to shareholders for approval as required by the Companies Act.
•
Kept abreast with material legal and regulatory developments in operational jurisdictions.
•
Reviewed and approved a revised group’s Delegation of Authority Policy to improve and facilitate decision-making.
•
Post year-end, appointed new board Chairman after the former Chairman stood down.
Audit and
Corporate
Governance
Committee
(Audcom)
•
Reviewed and assessed integrity of published ﬁnancial statements to ensure their preparation was in accordance with relevant accounting standards and other requirements.
•
Considered and conﬁrmed the independence of the external audit ﬁrm and recommended its re-appointment by shareholders.
•
Considered and approved the audit fees.
•
Considered and approved internal and external audit plans and monitored performance against these plans.
•
Ensured that the internal audit department had the required resources to deliver on its mandate.
•
Considered internal audit reports and monitored implementation of remedial action to address any adverse ﬁndings.
•
Reviewed and pre-approved non-audit services and related fees in accordance with policy on the approval of non-audit services.
•
Evaluated and conﬁrmed the competence and professionalism of the Chief Financial Ofﬁcer in accordance with
JSE Listing Requirements.
•
Evaluated the accounting issues that impacted the group and company’s ﬁnancial statements.
•
Reviewed major legal cases and disputes that impacted or could impact the company ﬁnancially.
•
Reviewed and recommended the Annual Integrated Report 2012 and Annual Financial Statements 2012 to
the board for approval.
•
Held closed sessions with external and internal auditors, Group General Counsel and ﬁnancial management to discuss any issues they may be facing in executing their responsibilities, and advised accordingly.
More detail of the activities of this committee are available in the committee’s report to shareholders in the Annual
Financial Statements 2013 which is published on the company’s website.
97
LEADERSHIP AND GOVERNANCE
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

GOVERNANCE REVIEW continued
Committee
Highlights of activities:
Remuneration
and Human
Resources
Committee
(Rem&HR)
•
Considered and recommended implementation of a retention scheme for executive management following the resignation of the then chief executive.
•
Assisted the board in determining the remuneration of the new Chief Executive Ofﬁcer appointed in May 2013.
•
Reviewed and approved corporate goals and objectives relevant to the compensation of the executive management.
•
Approved both short- and long-term executive compensation after evaluating executives’ performance against set targets and consideration of local and international executive remuneration trends.
•
Pro-actively explained the company’s remuneration policy to major shareholders. At the annual general meeting, 82% of shareholders voted to endorse the policy.
•
Reviewed market trends on non-executive directors and made recommendations to the board regarding the board fee proposal to be presented to shareholders for approval.
•
Appointed an external remuneration advisor to assist the committee in better understanding trends in executive and non-executive remuneration, both locally and internationally, enabling the committee to make informed decisions on the subject.
•
Devised adjusted metrics for the 2014 bonus share and long-term incentive plans to reﬂect the company’s revised priorities and to improve alignment with shareholder interests.
Risk and
Information
Integrity
Committee
(R&II)
•
Guided management in determining the company’s top risks, both short- and long-term, and reviewed implementation of remedial measures.
•
Adopted a new risk management policy which categorises risks in terms of imminent and longer-term risks.
One key risk facing the company was discussed in detail at each quarterly meeting. Remedial measures to address such risks were also deliberated.
•
Provided oversight of the roll-out of the enterprise resource planning (ERP) programme to operations in the South Africa, Australia and Americas regions. Implementation of the ERP has improved the company’s information management systems which are now largely standardised and centralised.
•
Reviewed the 2013/2014 insurance policies to ensure adequate insurance cover for the company’s assets and employees at competitive rates.
Safety,
Health and
Environment
Committee
(SHE)
•
Given that “safety is our ﬁrst value”, the focus was on providing direction and support to management in implementing programmes to improve work place safety. Positive results were achieved and improvements in key safety indicators are detailed in the Annual Sustainability Report 2013.
•
Reviewed and provided direction and support to management on the implementation of programmes to improve the health and well-being of employees and their families.
•
Considered mining activities that had the potential to negatively impact the environment.
•
Reviewed the Sustainability Report 2012 jointly with the Social, Ethics and Transformation Committee.
ANNUAL INTEGRATED REPORT 2013

Committee
Highlights of activities:
Social,
Ethics and
Transformation
Committee
(SE&T)
•
Monitored programmes on safety, health and the environment through regular reports from the SHE committee.
•
Monitored the group’s progress in complying with transformation targets set by the Mining Charter and the
Department of Mineral Resources (DMR) in South Africa.
•
Monitored transformation activities at the group’s other operations, especially in relation to developing local talent and skills.
•
Monitored the group’s activities relating to stakeholder management.
•
Monitored the group’s community improvement programmes and expenditure in that regard, as well as ensuring that such spend is guided by criteria that seek to promote achievement of the company’s business objectives.
•
Monitored the systems and programmes in place to enable the group to comply with relevant laws and regulations.
•
Monitored the group’s labour relations environment and advised on developing strategies to improve the landscape of labour relations.
•
Reviewed and approved, jointly with the SHE committee, the Sustainability Report 2012.
•
In order to strengthen the company’s compliance with anti-corruption and anti-bribery legislation, a revised risk-based compliance framework was presented to the committee and implemented.
•
The committee’s mandate was revised to include that of the Party Political Donations Committee.
Further details of its activities are available in the committee’s report to shareholders in the Annual Financial
Statements 2013 which is available on the company’s report website: www.aga-reports.com
Investment
Committee
(Invcom)
•
Reviewed progress reports on the execution of capital projects to assess progress against board approved plans and project speciﬁcations.
•
Received information on the company’s ﬁnancial position at the start of each meeting to assist the committee in its investment decisions.
•
Deliberated on the group’s asset portfolio with a view to guiding management on its rationalisation in accordance with future growth plans.
Nominations
Committee
(Nomcom)
•
Reviewed, on behalf of the board, results of the 2013 performance evaluation of the board, the independence of independent directors, the qualiﬁcations and competence of the company secretary and the independence and performance of the board Chairman.
•
Monitored implementation of an action plan to address concerns and suggestions arising from the evaluations.
•
Discussed results of the evaluation of the independence and performance of the board Chairman and co-
ordinated his reappointment for 2013.
•
Co-ordinated processes and procedures culminating in the appointment of a new chief executive following the resignation of the former Chief Executive Ofﬁcer in March 2013.
•
Interviewed several candidates for appointment to the board in 2014.
•
Post year-end, following the retirement of the independent non-executive Chairman, oversaw appointment of new non-executive Chairman and lead independent director.
During 2013, of the two ad hoc committees, the Financial Analysis Committee did not meet and the Party Political Donations
Committee was dissolved and its mandate transferred and included with that of the Social, Ethics and Transformation Committee.
99
LEADERSHIP AND GOVERNANCE
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

EXECUTIVE COMMITTEE
The day-to-day management of the group’s affairs is vested
in the Executive Committee, chaired by the Chief Executive
Ofﬁcer and comprising 10 members. The committee’s work is
supported by country and regional management teams as well
as group corporate functions. On 21 May 2013, the Executive
Committee was restructured to better align the team with the strategy and current imperatives of the company.
VALUES AND ETHICS
The Code of Business Principles and Ethics (Our Code) is
the deﬁning document on AngloGold Ashanti’s values and
ethics. The board and management recognise the enduring
importance of ethical behaviour by all employees, directors
and related parties at all times as the company strives to
generate competitive shareholder returns and create value
for the beneﬁt of all stakeholders. The principles of King III
GOVERNANCE REVIEW continued
Board and committee meeting attendance – 2013
The current composition of the board and committees, and attendance at meetings during 2013 are disclosed in the table below:
Name of Director
Board
Audcom
Rem&HR
R&II
SHE
SE&T
Invcom
Nomcom
TT Mboweni
12/12
–
5/5
–
–
–
4/4
5/5
SM Pityana
11/12
–
4/5
4/4
4/5
4/5
4/4
5/5
FB Arisman
(1)
3/4
4/5
2/3
1/2
2/3
–
1/2
2/3
M Cutifani
(2)
3/3
–
–
1/1
1/2
1/2
1/1
–
RN Duffy
(3)
7/7
–
–
–
–
–
–
–
R Gasant
(4)
12/12
9/10
–
4/4
–
–
1/1
5/5
NP January-Bardill
11/12
9/10
–
–
5/5
5/5
–
5/5
MJ Kirkwood
(5)
11/12
7/7
5/5
–
–
5/5
4/4
5/5
AM O’Neill
(6)
4/5
–
–
–
–
–
–
–
WA Nairn
(7)
3/4
–
3/3
2/2
3/3
3/3
2/2
2/3
Prof LW Nkuhlu
(8)
12/12
10/10
5/5
4/4
5/5
5/5
1/1
4/5
F Ohene-Kena
(9)
3/4
–
–
–
1/3
–
–
1/3
RJ Ruston
(10)
11/12
–
2/2
4/4
5/5
5/5
4/4
5/5
S Venkatakrishnan
12/12
–
–
4/4
–
–
4/4
–
(1)
Mr Arisman retired from the board on 13 May 2013.
(2)
Mr Cutifani resigned as CEO and executive director on 31 March 2013.
(3)
Mr Duffy was appointed as CFO and executive director on 1 June 2013.
(4)
Mr Gasant was appointed a member and chairman of the Invcom with effect from 1 September 2013.
(5)
Mr Kirkwood was appointed to Audcom on 1 April 2013.
(6)
Mr O’Neill was appointed as executive director with effect from 20 February 2013 and resigned on 19 July 2013.
(7)
Mr Nairn retired from the board on 13 May 2013.
(8)
Prof LW Nkuhlu resigned from the Invcom with effect from 1 April 2013.
(9)
Mr Ohene-Kena retired from the board on 13 May 2013.
(10)
Mr Ruston was appointed a member of the Rem&HR with effect from 1 July 2013.
ANNUAL INTEGRATED REPORT 2013

facilitate the monitoring of the company’s performance from
the perspective of ethics.
Our Code provides a framework and sets requirements for the
implementation of key corporate policies and guidelines. Among other areas it addresses fraud, bribery and corruption, conﬂict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and conﬁdentiality, disclosures and insider trading.
Roll-out of Our Code, which began soon after its launch in
November 2010, continued during 2013. Our Code has been
translated into four languages and is available on the corporate website, www.anglogoldashanti.com, the intranet and DVD.
In 2013, the online training platform was re-launched on the
OneERP learning management platform, providing access to four courses. An additional course is to be rolled out in 2014. Training is available in four languages and has enabled accelerated
training in Our Code and on anti-bribery and anti-corruption.
AngloGold Ashanti holds all employees, directors and ofﬁcers accountable for complying with Our Code and policies,
in addition to applicable laws, regulations, standards and
contractual obligations in the countries in which AngloGold
Ashanti does business. Failure to live up to Our Code may result in disciplinary action being taken, up to and including dismissal.
Employees, directors and ofﬁcers who are aware of a situation in which they believe Our Code is being transgressed are
urged to communicate their concerns to their line managers,
the legal department, human resources or group compliance.
No employee, director or ofﬁcer will be disciplined or otherwise victimised for raising a concern in good faith.
The company has promoted its whistle-blowing communication
channels that include hotlines, text messaging, email and web facilities, which are administered by a third party. Use of these facilities is promoted by means of posters at all locations.
Employees, directors, ofﬁcers and external parties may use
the hotlines, anonymously if they wish, to report concerns.
All concerns are carefully investigated and, wherever possible, feedback is provided to the person raising the concern
upon request.
LEGAL, ETHICAL AND
REGULATORY COMPLIANCE
The group’s geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, Group
Compliance plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on
designing and implementing appropriate compliance policies
and procedures.
During 2013, Group Compliance activities aimed at enhancing
the company’s governance. Key among these activities were:
•
the hiring of a permanent full-time head of compliance (Vice-
President: Group Compliance) based in Johannesburg;
•
the continued global roll-out of awareness training on Our
Code by means of both online training and “in-person” DVD
training for those without computer access;
•
continued development of a compliance programme aligned
with “best practice” principles identiﬁed by, among others,
bodies responsible for the prosecution of violations of key
extra-territorial legislation like the Foreign Corrupt Practices
Act, and adaptable at an operational level to enhance the
effectiveness of the compliance framework;
•
development of a global supplier code of conduct and a
revised risk-based third party due diligence process;
•
development of a methodology for continuous improvement
in auditing of compliance policies, including the development of compliance metrics for use in internal audits;
•
the continued roll-out of online anti-bribery and anti-
corruption training;
•
revised and issued new policies and procedures, including
the development of an investigation reporting standard for
the company;
•
assessment of the automated group gifts, hospitality and
sponsorships registers;
•
automation of the group’s conﬂicts of interests register; and
•
additional efforts to provide automated access to track and
monitor compliance with laws and regulations, including a
self-certiﬁcation process and legal register by country.
101
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SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

GOVERNANCE REVIEW continued
External standards and voluntary codes
In addition to legislative and regulatory compliance, AngloGold
Ashanti also complies with several external standards and has undertaken to comply with certain voluntary standards. As
a member of and a signatory to the International Council on
Mining and Metals (ICMM), the principles of the United Nations
Global Compact (UNGC), Extractive Industries Transparency
Initiative (EITI) and the Voluntary Principles on Security and
Human Rights (VPSHR), the World Gold Council’s Conﬂict-
Free Gold Standard (WGC CFGS), AngloGold Ashanti
endeavours to comply with the principles advocated by those
bodies and reports on this compliance.
Compliance with externally-veriﬁed voluntary standards
enables AngloGold Ashanti to demonstrate that it operates
responsibly and to create mechanisms for self-governance
and transparency. As the company maintains this high
standard of governance, stakeholders may be conﬁdent that
it performs responsibly.
Increasingly, customers and consumers want assurance that
the gold they are purchasing has not contributed to conﬂict or human rights abuse. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conﬂict and
other violations of human rights.
AngloGold Ashanti has taken a public stand and played a
leading role in developing the WGC’s CFGS; not only because
it is committed to responsible business practices and to making positive contributions to the societies in which it operates, but also to deliver on obligations to stakeholders to ensure that the gold in its supply chain does not fuel conﬂict, contribute to human rights abuse or breach any international humanitarian
laws. In addition, AngloGold Ashanti is actively involved in initiatives to reduce illicit trafﬁcking of precious metals at national and international levels.
In 2013, AngloGold Ashanti played an active role in three
voluntary standards – the WGC CFGS; the Responsible
Jewellery Council’s Code of Practices and the LBMA’s
Responsible Gold Guidance – that enable the company to
demonstrate that it operates responsibly. More detail on these standards is available in the Annual Sustainability Report 2013.
AngloGold Ashanti’s shares are registered with the SEC in the
United States and therefore the company is subject to the various laws regarding securities that are applicable in that country. This reporting extends to Sections 1502, 1503 and 1504 of the Wall
Street Reform and Consumer Protection Act (Dodd Frank) to the
extent that the SEC has published relevant rules.
Governance – supply chain management and
procurement policies
Supply chain management is about more than just procuring
the right product, at the right time and in the right quantities.
Effective supply chain management, undertaken with integrity and in line with the company’s values and governance
principles, can add value to the company’s business by
improving efﬁciency, relationships and reputation and, ultimately, affect the long-term sustainability of AngloGold Ashanti. As a global company operating on most of the world’s continents,
responsible management of the supply chain is an increasingly important ethical and human rights consideration for the
company’s business. External ratings agencies and customers
are ever more aware of the implications and importance of
ethical conduct in the supply chain.
Many of AngloGold Ashanti’s operations are located
in developing countries, and responsible supply chain
management has the potential to add value to these
communities. The way in which the company operates must
be value-adding for communities, local governments and
society as a whole.
The company has adopted a cross-functional approach to
supply chain management to ensure best practice while
complying with international human rights and labour standards and ensuring the economic participation of local stakeholders.
In 2013, AngloGold Ashanti approved a human rights policy
framework in line with international human rights protocols.
For a more detailed report on AngloGold Ashanti’s corporate
governance, please see the Annual Financial Statements
2013, which is available on the corporate report website,
www.aga-reports.com.
“
Our compliance with externally-verified
voluntary standards enables us to
demonstrate that we operate responsibly and
to create mechanisms for self-governance
and transparency.
”
ANNUAL INTEGRATED REPORT 2013

POST YEAR-END EVENTS
Changes to board of directors
•
Tito Mboweni stood down as Independent Non-executive
Chairman of the board on 17 February 2014.
•
Sipho Pityana was unanimously appointed Non-executive
Chairman of the board on 17 February 2014.
•
Prof LW Nkuhlu was appointed as Lead Independent Director in terms of the recommendations of King III on 17 February 2014.
Restructuring of board committees
Action plans put in place to address issues emanating from
the 2013 annual performance evaluation of the board and
committees included plans to improve the effectiveness of board and committee meetings and related governance processes.
In this regard, the Nominations Committee reviewed the
existing structures of committees on 11 March 2014 and
made recommendations for their restructuring and these were
accepted by the board.
Implementation of the recommendations resulted in the
number of standing committees being reduced from seven
to ﬁve through consolidations of four committees into two, as detailed below. The restructuring also rationalised the number of committee membership of each board member.
The overall effect of the restructuring is expected to improve the effectiveness of committees by, among others:
•
removing existing duplication in the mandates of certain
committees;
•
reduce meeting days; and
•
allow for more effective preparation for meetings by board
and management.
In terms of the remuneration of board members, the new
structure will allow for equity in terms of the fees payable to each board member and also to ensure that market relativity
in terms of pay remains aligned with agreed benchmarks.
The new structure will be implemented from 1 May 2014. The
number of members per committee was also reviewed and
reduced to improve committee efﬁciency and fee costs.
Given the mandates of the JSE Listing Requirements and King III, it was also determined that a lead independent director, whose primary responsibility shall be to provide leadership and advice to the board, without detracting from the authority of the Chairman, when the Chairman has a conﬂict of interest, should be appointed.
King III further allows that the role of a lead independent director may be combined with that of a deputy chairman, which role
the company’s Memorandum of Incorporation also permits.
Consequently, AngloGold Ashanti has introduced the role of
deputy chairman/lead independent director.
Change in committee names
Committee name – 2013
Committee name – 2014
Audit and Corporate Governance Audit and Risk
Risk and Information Integrity Consolidated with Audit and Risk
Safety, Health and Environment Social, Ethics and Sustainability
Social, Ethics and Transformation Consolidated with Social, Ethics and Sustainability
Investment Investment – unchanged
Remuneration and Human Resources Remuneration and Human Resources – unchanged
Nominations Nominations – unchanged
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REMUNERATION PHILOSOPHY
At an executive level, AngloGold Ashanti’s policy is designed to assist us in competing in a global market. Regional and
local remuneration benchmarking practices are applied when
reviewing lower management levels and non-managerial staff
in the organisation.
Remuneration is comprised of guaranteed and “at risk” or
variable elements which vary in quantum and design, based
on the organisational level and the area in which employees
operate. All these remuneration elements are, however,
directed towards retaining our employees. Our remuneration
policy therefore focusses on:
•
Aligning the behaviours and performance of our senior
executives and managers with the strategic goals of the
organisation, by offering competitive incentive plans with
performance goals in place to ensure that executives’ and
managers’ interests align with those of shareholders;
•
Aligning the performance of non-managerial employees with
tangible deliverables in terms of production and safety;
•
Benchmarking executive remuneration against a comparator
group of global and South African mining and multi-national
companies;
•
Benchmarking managers and non-managerial employees
against the appropriate regional and local comparator groups;
•
Encouraging employees to operate in a high-performance
culture and facilitating their development to enable them to deliver on performance requirements;
•
Ensuring that employees share in the performance of
the organisation; and
•
Maintaining a continuous focus on ensuring that the correct
governance frameworks are applied to all decisions and
practices governing remuneration in AngloGold Ashanti.
BOARD REMUNERATION
Historically, AngloGold Ashanti paid different fees to South
African, African (outside of South Africa) and foreign (outside of
Africa) non-executive directors.
Over the past three years, the company has progressively taken all non-executive director fees to the lower quartile of the global market and, in so doing, has eliminated previous differences between South African and non-South African non-executive
directors’ fees.
The benchmark data is provided to AngloGold Ashanti by
the bespoke survey conducted by Mercer Consulting (South
Africa) Pty Limited and the annual PwC survey of non-executive directors’ fees and practices. In 2013, increases in non-executive director’s fees were implemented in two stages; the ﬁrst was an increase in African directors’ board fees in June to align with their international fellow-directors, followed by an overall realignment of board fees with the global market in October
2013. In 2014, the ﬁnal alignment of board sub-committee fees for non-executive directors and a travel allowance applicable to all will be implemented upon shareholder approval.
Non-executive board members at AngloGold Ashanti do
not participate in any incentive schemes nor do they receive share allocations.
ANGLOGOLD ASHANTI EMPLOYEE
REMUNERATION
The following table on page 105 provides an overview of
benchmarking and the components of employee remuneration
from the executive team through to the non-managerial staff:
REMUNERATION AND PERFORMANCE
AngloGold Ashanti’s core leadership philosophy of “People are the business …. Our business is people” remained a key focus during the difﬁcult times of the past year. Despite the economic and operating difﬁculties, the company strove to retain and motivate employees utilising fair, robust and appropriate remuneration and rewards for their contributions.
“
AngloGold Ashanti’s remuneration policy
is aimed at the retention of critical skills
and experience.
”
ANNUAL INTEGRATED REPORT 2013

CEO, CFO (executive directors) and
Executive Committee members
Managers
Non-managerial employees
Market
benchmarking
Global comparator group benchmark
for both ﬁxed and variable pay
(bespoke benchmarking survey
conducted by Mercer Consulting
(South Africa) Pty Limited). The
current comparator group consists
of 11 companies which are aligned
to AngloGold Ashanti in terms of size
and geographic spread.
Global, regional or local market
benchmark, depending on the
scope of the role and whether or not
there is a skills shortage.
Local market pay, determined mostly
through bargaining units’ collective
agreements and wage negotiations.
Market
positioning
Targeted at the market median;
where there is a shortage of skills
and/or key technical skills, pay is
higher than the benchmark, targeted
at the 75
th
percentile.
Targeted at the market median;
where there is a shortage of skills
and/or key technical skills, pay is
higher than the benchmark, targeted
at the 75
th
percentile.
Pay determined either through
collective bargaining or targeted
at the market median; where there
is a shortage of skills and/or key
technical skills, pay is higher than
the benchmark, targeted at the 75th
percentile.
Base salary Guaranteed pay set to attract and
retain employees. Performance-
based, and aligned both to internal
and external markets.
Guaranteed pay set to attract and
retain employees. Performance-
based, and aligned both to internal
and external markets.
Collective bargaining agreed
pay and/or pay for the attraction
and retention of employees.
Performance-based where not
aligned under collective bargaining
agreements, and aligned both to
internal and external markets.
Beneﬁts
(medical aid,
retirement,
annual leave
tax support
etc.)
Legislatively compliant, aligned
to the applicable global and local
benchmarks.
Used to enhance the employee
value proposition.
Legislatively compliant, aligned
to the applicable global and local
benchmarks.
Used to enhance the employee
value proposition.
Legislatively compliant, aligned
to the applicable global and local
benchmarks.
Used to enhance the employee
value proposition.
Short-term
incentives
The Bonus Share Plan (BSP) is
AngloGold Ashanti’s short-term
incentive initiative. It is a measurement
of company, individual and business
unit performances and takes into
account ﬁnancial and non-ﬁnancial
metrics. The BSP is delivered in
cash and matching shares. It is
awarded as a percentage of pay and
is delivered as a cash bonus and
matching shares which vest over
a two-year period (50% on the ﬁrst
anniversary of the cash award and
50% on the second).
Managers can receive either the
BSP – as described for directors or
executive committee members (at a
lower percentage) – or cash bonuses
in the form of production bonuses.
These production bonuses are
typically paid quarterly and reﬂect
safety and production performance.
Managers who receive cash
payments as production bonuses
will still qualify for matching shares
under the BSP.
The production bonuses are linked
to safety and production at the sites
and are awarded accordingly (either
monthly or quarterly depending on
level). Non-managerial employees in
corporate functions will receive the
cash element of the BSP. No shares
are awarded at this level. There
remain instances where groups
of employees qualify for matching
shares on historic grounds.
Long-term
incentives
The Long-Term Incentive Plan (LTIP)
for AngloGold Ashanti is designed
for executives and senior managers.
It is a grant of shares with a three-
year cliff vesting and is subject to
company performance conditions.
Senior managers can qualify for the
LTIP – this is determined by their job
grading (Stratum) level.
There is no LTIP for non-managerial
employees.
105
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REMUNERATION AND PERFORMANCE continued
LINKING STRATEGY, PERFORMANCE AND
REMUNERATION
The individual executive key performance indicators (KPIs) used to determine the individual portion of short-term incentives are aligned to the following performance deliverables:
1.
People are the business: To deliver on targets, AngloGold
Ashanti needs to put in place the people, the managers, the
processes and the strategies to enable delivery.
2.
Grow the business to support shareholder value: To
deliver exceptional returns, AngloGold Ashanti needs to
target cash ﬂow and ﬁnancial performance.
3.
Manage the asset base as an investment portfolio: To
deliver sustainable returns and maximise shareholder value,
AngloGold Ashanti needs to be able to sustain and grow
the business.
4.
Create new business model to improve margins and
deliver on the 15% return on equity target: AngloGold
Ashanti must establish a business model that ensures it has a sustainable and growing business.
5.
Build a sustainable business: AngloGold Ashanti will not
maintain its licence to operate unless it has a sustainable
business model and unless it sees a potential competitive
advantage in this model.
These metrics are deﬁned in the personal KPIs for each
executive, along with the company targets under the BSP and
LTIP. These company metrics have been reviewed for 2014 and
are detailed in the Annual Financial Statements 2013.
The individual performance metrics for the executives will be cascaded through the business to management and other staff
who do not participate in production bonuses.
REMUNERATION IN 2013
In 2013, Mark Cutifani resigned as CEO and was replaced initially by two joint interim CEOs and, from May 2013, by Srinivasan
Venkatakrishnan (Venkat). After a full market review and careful consideration of Mark and Venkat’s relative experience levels, it was decided to implement a lower salary for the new CEO.
This, coupled with Venkat’s decision to decline a cash bonus for 2013 and a salary increase in 2014, is testimony to the
greater focus on reducing the pay gap between the highest
and the lowest paid employees and on creating stronger levels of trust with employees and stakeholders.
The year 2013 was marred by a signiﬁcant drop in the gold
price, on-going labour unrest in South Africa and a decline
in ore grades which impacted production. These factors
The graph below illustrates the remuneration mix of all
Executive Committee members, management and non-
managerial employees.
Notes:
•
Executive management is inclusive of the CEO and CFO.
•
Non-manager mix is derived from all South Africa Region Paterson C level and below employees.
•
Manager mix is an average of Paterson E band employees.
•
BSP matching shares are at 150% for executive management and
120% for managers.
•
LTIP shares are calculated on an estimated performance achievement of 49.43% (average for last three years).
Base salary
Benefits
Cash bonus (BSP or production)
BSP shares
LTIP shares
Allowances
Non-managers
Managers
Executive management
Average remuneration mix
30
14
22
15
22
26
44
15
32
48
99
(%) The percentages in the graph are a percentage of base salary
“
To deliver on targets, AngloGold Ashanti
needs to put in place the people, the
managers, the processes and the strategies
to enable delivery.
”
ANNUAL INTEGRATED REPORT 2013

affected the company’s performance in 2013 as can be seen
in the signiﬁcant decline in the short- and long-term incentives granted to employees. Although performance did not meet
the targeted level, the effectiveness of the bonus metrics
was demonstrated by the reduction in the value of incentives paid, which although improved compared with 2012, remain
low. These results can be viewed in the Annual Financial
Statements 2013.
REMUNERATION OF GLOBALLY
MOBILE EMPLOYEES
In remote areas or where there is a high demand for skills that are not available locally, AngloGold Ashanti deploys globally-
mobile employees to ﬁll roles on a short- to medium-term
basis. Included in the job description of these employees, is the development of the required skills locally (localisation).
Globally mobile employees are compensated in terms of
AngloGold Ashanti’s expatriate remuneration which provides
for beneﬁts such as housing, schooling, international medical aid, international pension provisions, cost of living allowances and home leave trips. Where provided, these beneﬁts may
be delivered in the form of an allowance, depending on the
location and the duration of the assignment.
COLLECTIVE BARGAINING AT
ANGLOGOLD ASHANTI
In 2013, AngloGold Ashanti’s performance was affected by
labour unrest in the South African mining sector. This unrest and its accompanying unprotected strikes increased the likelihood of the earlier downsizing at the South African operations. The company, however, remains fully committed to its employees
and to the collective bargaining process as a way of resolving any differences with recognised unions and associations.
AngloGold Ashanti is open to working with its social partners to renew its commitment to, and to delivering on, its social compact with the mining industry as agreed in the South African
Mining Charter. The company has come to an agreement with
government and the majority of local South African trade unions that covers the importance of safety, freedom of association for all workers, transparency and honesty in all interactions, respect for the rule of law and rejection of intimidation. The agreement also reﬂects a collective commitment to effective
dispute resolution and acknowledgement of the integrity of
collective bargaining.
RESTRUCTURING IN 2013
The restructuring undertaken in 2013 entailed a signiﬁcant
redesign of the entire organisation with a strong focus on cost optimisation opportunities. Cost saving initiatives, together with the restructuring, resulted in a 37% reduction in the number of corporate and off-site regional roles (as at September 2013) by year-end equivalent to overall savings of $119m (annualised) in corporate costs.
Retrenchment packages offered to all employees globally were based on a standard set of principles while taking into account local legislative requirements and processes.
EMPLOYEE SHARE OWNERSHIP
PLAN IN SOUTH AFRICA
The Bokomoso Employee Share Ownership Plan (ESOP) was
launched in December 2006, in partnership with the unions
represented at the time: the National Union of Mineworkers
(NUM), Solidarity and United Association of South Africa
(UASA). The ESOP was implemented to create an opportunity
for AngloGold Ashanti and the unions to ensure closer
alignment of the interests of South African-based employees
and the company, and the seeking of shared growth solutions
to build partnerships in areas of common interests.
Participation in the ESOP is restricted to those employees not eligible to participate in any other AngloGold Ashanti share incentive plan. Between the December 2006 launch date
and December 2013, a total of $45.67m ﬂowed to members
of the ESOP. Of this $2.32m was paid in dividends, $37.5m
as a consequence of the vesting of free and loan shares and
$5.85m was due to the proceeds of a rights issue in 2008.
“
There is a greater focus on reducing the
gap between the highest and the lowest
paid employees.
”
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ASSURANCE AND
SHAREHOLDER
INFORMATION
SECTION SEVEN
P108-116
ANNUAL INTEGRATED REPORT 2013

ANNUAL INTEGRATED REPORT
•
The Annual Integrated Report for the year ended
31 December 2013, which was recommended by the
Audit and Corporate Governance Committee for approval
by the board, was approved by the board of directors on
18 March 2014.
ANNUAL FINANCIAL STATEMENTS 2013
•
The Annual Financial Statements for the year ended
31 December 2013 were approved by the board of
directors on 18 March 2014. The ﬁnancial statements
have been prepared by the corporate reporting staff of
AngloGold Ashanti Limited, headed by John Edwin Staples,
the group’s Chief Accounting Ofﬁcer. This process was
supervised by Richard Duffy, the group’s Chief Financial
Ofﬁcer, and Srinivasan Venkatakrishnan, the group’s Chief
Executive Ofﬁcer.
•
In accordance with the Companies Act, No 71 of 2008, as
amended, the Annual Financial Statements for AngloGold
Ashanti Limited, for the year ended 31 December 2013,
have been audited by Ernst & Young Inc., the company’s
independent external auditors, whose unqualiﬁed audit
report can be found in the Annual Financial Statements.
MINERAL RESOURCE AND
ORE RESERVE REPORT 2013
•
The Mineral Resource and Ore Reserve information as
included in the Annual Integrated Report was approved by
the board of directors on 18 March 2014.
•
The chairman of the Mineral Resource and Ore Reserve
Steering Committee assumes responsibility for the Mineral
Resource and Ore Reserve Report 2013.
ANNUAL SUSTAINABILITY REPORT 2013
•
The Annual Sustainability Report 2013 was approved by the
board of directors on 18 March 2014. Independent combined
reasonable and limited assurance of this report was provided by Ernst & Young Inc.
APPROVALS AND ASSURANCES
AngloGold Ashanti’s suite of annual reports for the 2013 ﬁnancial year have been approved and assured as follows:
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Dividend policy
Dividends are proposed by and approved by the board of
directors of AngloGold Ashanti, based on the company’s
ﬁnancial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti.
During the third quarter of 2011, the company changed the
timing of dividend payments to quarterly rather than half-
yearly. However, in 2014, the company will revert to half-yearly dividend timetables.
In general, AngloGold Ashanti expects to continue to pay
dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year.
The payment of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings,
after providing for long-term growth, cash/debt resources,
compliance with the solvency and liquidity requirements of the
Companies Act, as amended, the amount of reserves available
for dividend, any restrictions placed on AngloGold Ashanti
by debt facilities, the protection of existing credit rating and other factors.
Withholding tax
On 1 April 2012, the South African government imposed a 15%
withholding tax on dividends and other distributions payable to shareholders.
ANNUAL GENERAL MEETING
Shareholders on the South African register who have
dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own
names in the sub-register maintained by their CSDP) and
who wish to attend the annual general meeting to be held on
14 May 2014 in person, will need to request their CSDP or
broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the
CSDP or broker.
Voting rights
The Companies Act provides that if voting is by a show of
hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held.
There are no limitations on the right of non-South African
shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of
E ordinary shares are entitled to vote at meetings, but do not hold the right to veto.
Options granted in terms of the share incentive scheme do not carry rights to vote.
CHANGE OF DETAILS
Shareholders are reminded that the onus is on them to keep
the company, through their nominated share registrars,
apprised of any change in their postal address and personal
particulars. Similarly, where shareholders receive dividend
payments electronically (EFT), they should ensure that the
banking details which the share registrars and/or CSDPs have on ﬁle are correct.
ANNUAL REPORTS
Should you wish to receive printed copies of AngloGold Ashanti’s
2013 annual reports, please request same from the contact
persons listed at the end of this report, or from the company’s website, or from companysecretary@anglogoldashanti.com, or
PO Box 62117, Marshalltown, Johannesburg, 2107.
SHAREHOLDERS’ DIARY AND INFORMATION
ANNUAL INTEGRATED REPORT 2013

GLOSSARY OF TERMS
Adjusted headline earnings (loss): Headline earnings
(loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the
option component of the convertible bonds, adjustments to
other commodity contracts and deferred tax thereon.
All injury frequency rate: The total number of injuries and
fatalities that occurs per million hours worked.
All-in sustaining costs: During June 2013, the World Gold
Council (WGC), an industry body, published a Guidance Note
on the “all-in sustaining costs’’ metric, which gold mining
companies can use to supplement their overall non-GAAP
disclosure. ‘’All-in sustaining costs’’ is an extension of the existing ‘’cash cost’’ metric and incorporates all costs related to sustaining production and, in particular, recognises the
sustaining capital expenditures associated with developing
and maintaining gold mines. In addition, this metric includes the cost associated with the corporate ofﬁce structures that support these operations, the community and rehabilitation
costs attendant on responsible mining and any exploration and evaluation costs associated with sustaining current operations.
‘’All-in sustaining $/oz’’ is arrived at by dividing the dollar value of the sum of these cost metrics by the ounces of gold sold.
Average number of employees: The monthly average number
of production and non-production employees and contractors
employed during the year, where contractors are deﬁned as
individuals who have entered into a ﬁxed-term contract of
employment with a group company or subsidiary. Employee
numbers of joint ventures represents the group’s attributable share.
By-product: Any potentially economic or saleable product that emanates from the core process of producing gold, including
silver, uranium and sulphuric acid.
Capital expenditure: Total capital expenditure on tangible
and intangible assets which includes stay-in-business and
project capital.
Carbon-in-leach (CIL): Gold is leached from a slurry of ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP): Gold is leached conventionally from a
slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are
mixed with the slurry and gold is adsorbed onto the carbon.
The gold-loaded carbon is separated from the slurry and
treated in an elution circuit to remove the gold.
Companies Act: Refers to the South African Companies Act,
No 71 of 2008, as amended.
Contained gold: The total gold content (tonnes multiplied by grade) of the material being described.
Cut-off grade (surface mines): The minimum grade at which a
unit of ore will be mined to achieve the desired economic outcome.
Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through
shafts and/or tunnelling in underground mining operations.
Doré: Impure alloy of gold and silver produced at a mine to
be reﬁned to a higher purity, usually consisting of 85% gold on average.
Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
EBITDA: Operating proﬁt (loss) before amortisation of tangible and intangible assets, retrenchment costs at the operations, impairment and derecognition of goodwill, tangible and
intangible assets, impairment of investments, proﬁt (loss) on disposal and derecognition of assets and investments, gain
(loss) on unrealised non-hedge derivatives and other commodity contracts, write-off of stockpile and heap leach inventories to net realisable value plus the share of associates’ EBITDA, less proﬁt (loss) from discontinued operations.
Equity: Total equity plus the mandatory convertible bonds.
Where average equity is referred to, this is calculated by
averaging the ﬁgures at the beginning and the end of the
ﬁnancial year.
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Feasibility study: A comprehensive design and costing
study of the selected option for the development of a
mineral project in which appropriate assessments have
been made of realistically assumed geological, mining,
metallurgical, economic, marketing, legal, environmental,
social, governmental, engineering, operational and all other modifying factors, which are considered in sufﬁcient detail
to demonstrate at the time of reporting that extraction is
reasonably justiﬁed (economically mineable) and the factors
reasonably serve as the basis for a ﬁnal decision to proceed with the development of the project. The overall conﬁdence of the study should be stated.
Free cash ﬂow: Deﬁned as post-tax operational cash ﬂows
less project capital and ﬁnancing costs, but excluding cash ﬂow impacts from acquisitions and disposals of material assets. It represents the group cash funding requirements or, alternatively, the cash available to service and repay debt and/or available for distribution to shareholders in the form of dividends.
Gold produced: Reﬁned gold in a saleable form derived from
the mining process.
Grade: The quantity of gold contained within a unit weight of gold–bearing material generally expressed in grams per metric tonne (g/t) or ounces per short ton of ore (oz/t).
Leaching: Dissolution of gold from crushed or milled
material, including reclaimed slime, prior to adsorption onto activated carbon.
Life of mine (LOM): Number of years for which an operation
is planning to mine and treat ore, as taken from the current mine plan.
Metallurgical plant: A processing plant designed to treat ore and extract gold and, in some cases, other valuable by-products.
Milling: A process of reducing broken ore to a size at which concentrating can be undertaken.
Mineral Resource: A concentration or occurrence of solid
material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location,
quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from speciﬁc geological evidence and knowledge,
including sampling. Mineral Resources are sub-divided, in order of increasing geological conﬁdence, into Inferred, Indicated and
Measured categories (JORC, 2012).
Ore Reserve: The economically mineable part of a Measured
and/or Indicated Mineral Resource. It includes diluting
materials and allowances for losses, which may occur when
the material is mined or extracted and is deﬁned by studies
at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate
that, at the time of reporting, extraction could reasonably be justiﬁed (JORC, 2012).
Ounce (oz) (troy): Imperial measure of mass speciﬁcally used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, ore reserve development
and stay–in–business capital. This grade is expressed as an in situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Prefeasibility study: comprehensive study of the viability
of a range of options for a mineral project that has advanced to a stage at which the preferred mining method in the case
of underground mining or the pit conﬁguration in the case of an open pit has been established, and an effective method
of mineral processing has been determined. It includes a
ﬁnancial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation
of other relevant factors that are sufﬁcient for a competent person, acting reasonably, to determine if all or part of the
Mineral Resource may be classiﬁed as a Mineral Reserve.
The overall conﬁdence of the study should be stated. A
prefeasibility study is at a lower conﬁdence level than a
feasibility study.
Price received ($/oz and R/kg): Attributable gold income
including realised non-hedge derivatives divided by attributable ounces or kilograms sold.
Productivity: An expression of labour productivity based on
the ratio of ounces of gold produced per month to the total
number of employees in mining operations.
GLOSSARY OF TERMS continued
ANNUAL INTEGRATED REPORT 2013

Project capital: Capital expenditure to either bring a new
operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Recovered grade: The recovered mineral content per unit of
ore treated.
Reef: A gold–bearing sedimentary horizon, normally a
conglomerate band, that may contain economic levels of gold.
A reef can also be any signiﬁcant or thick gold-bearing quartz vein.
Reﬁning: The ﬁnal puriﬁcation process of a metal or mineral.
Region: Deﬁnes the operational management divisions within
AngloGold Ashanti Limited, namely South Africa, Continental
Africa (Democratic Republic of the Congo, Ghana, Guinea,
Mali, Namibia and Tanzania), Australasia (Australia), and the
Americas (Argentina, Brazil and United States of America).
Rehabilitation: The process of reclaiming land disturbed by
mining to allow an appropriate post–mining use. Rehabilitation standards are deﬁned by country-speciﬁc laws, including but not limited to the South African Department of Mineral Resources,
the US Bureau of Land Management, the US Forest Service, and
the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, ﬁnal slope
gradient, waste handling and re-vegetation issues.
Retreatment: In the South African context, retreatment
describes the process of reclaiming slimes (tailings) dumps
using high-pressure water cannons to form a slurry which is
pumped back to the metallurgical plants for processing.
Return on net capital: Adjusted headline earnings before
net ﬁnance costs and hedge buy–back costs expressed as a
percentage of average net capital employed.
Return on equity: Adjusted headline earnings before ﬁnance
costs on equity including the mandatory convertible bonds
and hedge buy–back costs expressed as a percentage of
average equity.
Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment
and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Smelting: A pyro-metallurgical process in which gold
precipitate from electro-winning or zinc precipitation is further separated from impurities.
Stay-in-business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development,
deferred stripping and capital expenditure related to ﬁnancial beneﬁt initiatives, safety, health and the environment.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Sustaining capital expenditure: Total capital expenditure
less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facilities (TSF): Facilities designed to store discarded tailings.
Tonne: Used in metric statistics. Equal to 1,000 kilograms
(SI unit of mass).
Total cash cost: Total cash cost includes site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total cash cost margin: Average price received ($/oz)
minus the total cash cost ($/oz), divided by the average price received ($/oz).
Total production cost: This is the total cash cost plus
amortisation, retrenchment, rehabilitation and other non–cash costs. It excludes corporate administration and exploration
costs. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Waste: that contains insufﬁcient mineralisation for
consideration for future treatment and, as such, is discarded.
113
ASSURANCE AND SHAREHOLDER INFORMATION
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

$
United States dollars
A$ or AUD
Australian dollars
AMCU
Association of Mineworkers and
Construction Union
AIFR
All injury frequency rate
ARS
Argentinean peso
ASX
Australian Securities Exchange
ATIC
AngloGold Ashanti Technology and
Innovation Consortium
Au
Contained gold
BPF
Business Process Framework
BSP
Bonus Share Plan
BRL
Brazilian real
bn
Billion
CDI
Chess Depositary Interests
CEO
Chief Executive Ofﬁcer
CFGS
Conﬂict-Free Gold Standard
CFO
Chief Financial Ofﬁcer
COO
Chief Operating Ofﬁcer
DMR
Department of Mineral Resources
(South Africa)
EITI
Extractive Industries Reporting Initiative
ERP
Enterprise resource planning
ETF
Exchange traded fund
ESOP
Bokomoso Employee Share Ownership Plan
EVP
Executive Vice President
g
Grams
g/t
Grams per tonne
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
ICMM
International Council on Mining and Metals
JORC
Australasian Code for Reporting Exploration
Results, Mineral Resources and Ore
Reserves
JSE
Johannesburg Stock Exchange or
JSE Limited
King III
King Code of Governance Principles and
the King Report on Governance, which
came into effect on 1 March 2010
kg
Kilograms
LSE
London Stock Exchange
LOM
Life of mine
LTIP
Long-term incentive plan
m
Metre or million, depending on the context
MLE
Mine life extension project (at CC&V)
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes or tons per annum
NGO
Non-governmental organisation
NUM
National Union of Mineworkers
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
oz/TEC
Ounces per total employee costed
PJ
Petajoule = million Gigajoules (GJ)
R, ZAR or
Rand
South African rands
SAG
Semi-autogeneous grinding
SAMREC
South African Code for the Reporting of
Mineral Resources and Mineral Reserves
2007 Edition
SEC
United States Securities and Exchange
Commission
t
Tons (short) or tonnes (metric)
tpa
Tonnes or tons per annum
TSF
Tailings storage facility
UASA
United Association of South Africa
UNGC
United Nations Global Compact
US/USA/
United
States
United States of America
VCR
Ventersdorp Contact Reef
VPSHR
Voluntary Principles on Security and Human
Rights
WGC
World Gold Council
ABBREVIATIONS
ANNUAL INTEGRATED REPORT 2013

NOTES

ASSURANCE AND SHAREHOLDER INFORMATION
SECTION SEVEN
SECTION SIX
SECTION FIVE
SECTION FOUR
SECTION THREE
SECTION TWO
SECTION ONE

ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN:
ZAE000043485
JSE:
ANG
LSE:
AGD
NYSE:
AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
UBS (South Africa) (Pty) Limited
Auditors:
Ernst & Young Inc.
Ofﬁces:
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone:
+27 11 637 6000
Fax:
+27 11 637 6624
Australia
Level 13,
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:
+61 8 9425 4602
Fax:
+61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:
+233 303 772190
Fax:
+233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
Suite 31, Second ﬂoor, 107 Cheapside
London EC2V 6DN
England
Telephone:
+44 20 7796 8644
Fax:
+44 20 7796 8645
E-mail:
jane.kirton@corpserv.co.uk
DIRECTORS
Executive
RN Duffy (Chief Financial Ofﬁcer)
^
S Venkatakrishnan (Chief Executive Ofﬁcer)
§
Non-executive
SM Pityana (Chairman)
^
Prof LW Nkuhlu (Lead Independent Director)
^
R Gasant
^
NP January-Bardill
^
MJ Kirkwood
*
TT Mboweni
^
RJ Ruston
~
* British
§ Indian
~ Australian
^ South African
Ofﬁcers
Group General Counsel and Company Secretary
ME Sanz Perez
Investor relations contacts:
South Africa
Stewart Bailey
Telephone:
+27 11 637 6031
Mobile:
+27 81 032 2563
E-Mail:
sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone:
+27 11 637 6763
Mobile:
+27 82 374 8820
E-mail:
fmgidi@anglogoldashanti.com
United States
Sabrina Brockman
Telephone:
+1 212 858 7702
Mobile:
+1 646 379 2555
E-mail:
sbrockman@anglogoldashantina.com
General e-mail enquiries:
Investors@anglogoldashanti.com
AngloGold Ashanti website:
www.anglogoldashanti.com
Company secretarial e-mail:
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important
to investors on the main page of its website at www.
anglogoldashanti.com and under the “Investors” tab on the
main page. This information is updated regularly. Investors
should visit this website to obtain important information about
AngloGold Ashanti.
ADMINISTRATIVE INFORMATION
ANNUAL INTEGRATED REPORT 2013

SHARE REGISTRARS
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone:
0861 100 950 (in SA)
Fax:
+27 11 688 5218
Website: queries@computershare.co.za
United Kingdom
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:
+44 (0) 870 889 3177
Fax:
+44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:
+44 (0) 870 702 0000
Fax:
+44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone:
+61 8 9323 2000
Telephone:
1300 55 2949 (in Australia)
Fax:
+61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone:
+233 302 229664
Fax:
+233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone:
+1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail:
shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone:
+1-888-BNY-ADRS
7137/13
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and ﬁnancial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reﬂected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and requirements, ﬂuctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to the prospectus supplement to
AngloGold Ashanti’s prospectus dated 17 July 2012 that was ﬁled with the
United States SEC on 26 July 2013 and to our annual reports on Form 20-F and any prospectus supplement ﬁled with the United States SEC subsequent to the date of this report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date of this Integrated Report or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualiﬁed by the cautionary statements herein. This communication may contain certain “Non-GAAP” ﬁnancial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors & media”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

WWW.ANGLOGOLDASHANTI.COM
Download the full
Annual Integrated
Report 2013
ANNUAL INTEGRATED
REPORT 2013

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 03, 2014
By:
/s/ M E SANZ PEREZ
Name:   M E Sanz Perez
Title:    Group General Counsel and Company
             Secretary